082-01560


08001751

HENDERSON LAND DEVELOPMENT COMPANY LIMITED

INTERIM REPORT 07/08

恒基兆業地產有限公司中期報告



恒基兆業地產有限公司
HENDERSON LAND DEVELOPMENT COMPANY LIMITED

Stock Code 股份代號：12

Highlights of 2007/2008 Interim Results

	Note	For the six months ended 31 December 2007 unaudited HK$ million	2006 unaudited HK$ million	Change
Property sales				
– Revenue	1	8,174	4,079	+100%
– Profit contribution	1	3,672	2,208	+66%
Net rental income	2	1,319	1,139	+16%
Profit attributable to Shareholders				
– Reported profit		9,188	3,793	+142%
– Underlying profit	3	3,758	2,427	+55%

	Note	HK$	HK$	Change
Earnings per share				
– Based on reported profit		4.69	2.06	+128%
– Based on underlying profit	3	1.92	1.32	+45%
Interim dividend per share		0.40	0.40	-

	Note	At 31 December 2007 unaudited HK$	At 30 June 2007 audited HK$	Change
Net asset value per share	4	53.50	47.47	+13%

	Note	HK$ million	HK$ million	Change
Shareholders' equity		114,872	92,219	+25%
Net debt		17,280	8,750	+97%
Net debt to shareholders' equity		15.0%	9.5%	+5.5 percentage points

	Note	Hong Kong Million square feet
Land bank at 31 December 2007 (attributable floor area)		
– Properties held for/under development	5	8.1
– Completed investment properties	6	10.3
		18.4
Agricultural land (total land area)		33.4

	Mainland China Million square feet
Land bank at 31 December 2007 (attributable floor area)	
– Properties held for/under development	116.3
– Completed investment properties	3.1
	119.4

Notes:

1 Representing the Group's attributable share of the value of properties in Hong Kong sold by subsidiaries, associates and jointly controlled entities ("JCEs")
2 Representing the Group's attributable share of net rental income from investment properties in Hong Kong and mainland China held by subsidiaries, associates and JCEs
3 Excluding the surplus on revaluation (net of deferred tax) of the investment properties held by subsidiaries, associates and JCEs
4 Representing amount attributable to equity shareholders of the Company
5 Including stock of unsold property units with attributable floor area of 1.1 million square feet
6 Including hotel properties with attributable floor area of 1.0 million square feet

Interim Results and Dividend

The Board of Directors announces that for the six months ended 31 December 2007, the unaudited Group profit attributable to equity Shareholders amounted to HK$9,188 million, representing an increase of HK$5,395 million or 142% over HK$3,793 million for the same period of the last financial year. Earnings per share were HK$4.69 (2006: HK$2.06).

The underlying profit for the period under review, excluding the revaluation surplus of investment properties, was HK$3,758 million, or an increase of HK$1,331 million or 55% over HK$2,427 million for the same period in the last financial year. Based on the underlying profit, the earnings per share were HK$1.92 (2006: HK$1.32).

The Board has resolved to pay an interim dividend of HK$0.40 per share (2006: HK$0.40 per share) to Shareholders whose names appear on the Register of Members of the Company on 23 April 2008.

Closing of Register of Members

The Register of Members of the Company will be closed from Monday, 21 April 2008 to Wednesday, 23 April 2008, both days inclusive, during which period no requests for the transfer of shares will be accepted. In order to qualify for the interim dividend, all transfers of shares accompanied by the relevant share certificates and transfer forms must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:30 p.m. on Friday, 18 April 2008. Warrants for the interim dividend will be sent to Shareholders on or before Friday, 25 April 2008.

Management Discussion and Analysis

Business Review

Property Sales

Driven by consecutive interest rate cuts, rising household income, significant improvement in the unemployment rate, and the influx of mainland buyers, the property market in Hong Kong was on an upsurge during the period under review. Riding on the positive market sentiment, the Group re-launched some luxurious developments such as The Beverly Hills (Phase 1) and King's Park Hill, as well as the large-scale residential projects such as Grand Waterfront, Grand Promenade and The Sherwood, so as to cater to a wide clientele. For the six months ended 31 December 2007, the Group sold more than 1,700 residential units in Hong Kong, generating attributable sales revenue of HK$7,532 million, a marked increase when compared with HK$3,970 million for the same period of the last financial year.

The sale of non-residential projects in Hong Kong was also encouraging. Launched in August 2007, Midas Plaza was completely sold out within this period on account of its unparalleled location and facilities. Together with the sale of other industrial/office properties, a total of approximately 240,000 square feet of quality space was sold during the period, generating attributable sales revenue of HK$642 million.

Taking into account the Group's share of profit contributions from associates and jointly controlled entities, the total profit contribution of the property development in Hong Kong to the Group during the period amounted to HK$3,672 million, representing an increase of 66% over the same period of the previous year.

In addition, The Sparkle was launched for pre-sale in November 2007, meeting with overwhelming response with 266 units or 67% out of a total of 400 residential units sold within two months up to the end of the period. This metro resort residence is scheduled to be completed in the third quarter of 2008. For The Beverly Hills (Phase 3) which is due for completion in October 2008, two houses had been sold through private sale by the period end though it was not yet formally launched for pre-sale.

Henderson Land Development Company Limited

The following development projects were completed during the period:

	Project name and location	Site area (sq.ft.)	Gross floor area (sq.ft.)	Land-use Purpose	Group's interest (%)	Attributable gross floor area (sq.ft.)
1.	Midas Plaza, 1 Tai Yau Street, San Po Kong	15,393	189,383	Industrial	70.00	132,568
2.	Kwun Tong 223, Wai Yip Street, Kwun Tong	91,042	1,092,502	Commercial/ Office	88.50	966,864
3.	Phase 2, Lot No. 1740 in DD 122, Tong Yan San Tsuen, Yuen Long	78,781 (Note)	17,643	Residential	100.00	17,643
					Total:	**1,117,075**

Note: The total site area for the whole Phase 1 and Phase 2 of this project is 78,781 square feet. Phase 1 of this project was completed in the last financial year.

Located in a traditional business hub with virtually no newly-built industrial/office developments for years, Midas Plaza was completed in time to capture the huge pent-up demand for quality space in the district. Kwun Tong 223 on the urban waterfront, featuring the latest technology and modern facilities, is set to be one of the top-quality office developments in Kowloon East. Leasing enquiries from multinational companies and professional firms have been encouraging. The residential project in Tong Yan San Tsuen, which was developed over two phases into 11 low-density residential blocks and two luxurious detached houses with a total gross floor area of approximately 78,781 square feet, will be launched for sale shortly.

At the end of the period, the Group had over 1,400 residential units available for sale mainly from the following major property development projects:

(1) Major development projects offered for sale:

	Project name and location	Site area (sq.ft.)	Gross floor area (sq.ft.)	Land-use Purpose	Group's interest (%)	No. of residential units unsold & pending sale as at period end	Gross area of remaining unsold residential units (sq.ft.)
(A)	**Completed development projects offered for sale:**						
1.	Casa Marina I 28 Lo Fai Road, Tai Po	283,200	226,561	Residential	100.00	48	164,667
2.	Casa Marina II 1 Lo Ping Road, Tai Po	228,154	182,545	Residential	100.00	48	145,849
3.	King's Park Hill 1-98 King's Park Hill Road	168,392	241,113	Residential	67.58	1	4,268

	Project name and location	Site area (sq.ft.)	Gross floor area (sq.ft.)	Land-use Purpose	Group's interest (%)	No. of residential units unsold & pending sale as at period end	Gross area of remaining unsold residential units (sq.ft.)
4.	Royal Terrace 933 King's Road	16,744	138,373	Commercial/ Residential	100.00	4	7,504
5.	Grand Promenade 38 Tai Hong Street, Sai Wan Ho	131,321	1,410,629	Residential	69.53	64	70,589
6.	Royal Green 18 Ching Hiu Road Sheung Shui	97,133	485,620	Residential	45.00	7	6,099
7.	CentreStage 108 Hollywood Road	26,903	276,971	Commercial/ Residential	100.00	9	16,200
8.	Grand Waterfront 38 San Ma Tau Street To Kwa Wan	130,523	1,109,424	Commercial/ Residential	Residential: 55.51 Commercial: 39.06	41	50,789
9.	The Sherwood 8 Fuk Hang Tsuen Road Tuen Mun	396,434	836,868	Commercial/ Residential	100.00	171	114,741
10.	The Beverly Hills-Phases 1 and 2 23 Sam Mun Tsai Road, Tai Po	982,376 (Note 1)	1,165,240 (Note 1)	Residential	90.10	126 (Note 2)	413,454 (Note 2)
(B)	**Project under construction offered for pre-sale:**						
11.	The Sparkle 500 Tung Chau Street Cheung Sha Wan	35,629	320,659	Commercial/ Residential	100.00	134	113,551
					Sub-total:	**653**	**1,107,711**
					Gross area attributable to the Group:		**1,017,936**

(2) **Projects pending sale or pre-sale:**

	Project name and location	Site area (sq.ft.)	Gross floor area (sq.ft.)	Land-use Purpose	Group's interest (%)	Residential No. of units	Residential Gross area (sq.ft.)
1.	The Beverly Hills-Phase 3 23 Sam Mun Tsai Road, Tai Po	982,376 (Note 1)	1,165,240 (Note 1)	Residential	90.10	161 (Note 3)	430,408 (Note 3)
2.	Fanling Sheung Shui Town Lot 231, Sheung Shui	45,779	228,888	Residential	100.00	362	228,888
3.	33 Lai Chi Kok Road Mong Kok	9,600	84,156	Commercial/ Residential	100.00	107	68,284
4.	Lot No. 1740 in DD 122, Tong Yan San Tsuen, Yuen Long	78,781	78,781	Residential	100.00	60	78,781
5.	Fanling Sheung Shui Town Lot 76, Fanling	42,884	34,000	Residential	100.00	54	34,000
6.	11-12 Headland Road, Island South	43,492	32,619	Residential	44.42	4	32,619
					Sub-total:	**748**	**872,980**
					Gross area attributable to the Group:		**812,240**
					Total saleable residential units and total residential gross area from the major development projects:	**1,401**	**1,980,691**
					Total gross area attributable to the Group:		**1,830,176**

Note 1: The total site area and the total gross floor area for the whole project of The Beverly Hills are 982,376 and 1,165,240 square feet respectively.

Note 2: In addition, there are 39 houses in Phases 1 and 2 of The Beverly Hills held for investment purpose.

Note 3: 25% of Phase 3 of The Beverly Hills was formerly planned for investment purpose. In response to market demand, the entire project would be put up for sale, of which two houses had been sold through private sale by the period end.

Land Bank

At 31 December 2007, the Group had a land bank in Hong Kong with a total attributable gross floor area of approximately 18.4 million square feet, made up as follows: 7.0 million square feet of properties held for or under development, 1.1 million square feet of stock of unsold property units, 9.3 million square feet of completed investment properties, and 1.0 million square feet of hotel properties. In addition, the Group held rentable car parking spaces with a total area of around 2.6 million square feet.

The Group remained active in the acquisition of agricultural land with high development potential. With the addition of about 1.7 million square feet of agriculture land in site area during the period, the Group's agricultural land reserve has increased to approximately 33.4 million square feet, which is the largest holding among all property developers in Hong Kong.

During the period, satisfactory progress was made in land-use conversion for two agricultural land sites. For the site in Wu Kai Sha, Sha Tin, the basic terms for land exchange have been finalized with the Government. This site is expected to provide a total developable gross floor area of approximately 3.0 million square feet upon completion, of which 53.75% or about 1.6 million square feet is attributable to the Group. For the site at Tai Tong Road, Yuen Long, the basic terms for land exchange have been finalized with the Government. This site is expected to provide approximately 1.4 million square feet in gross floor area, of which 79.03% or approximately 1.1 million square feet is attributable to the Group. The land-use conversion for these two sites will be completed upon finalization of the land premium with the Government.

Fanling/Kwu Tung North and Hung Shui Kiu were both designated by the Government as New Development Areas in the Chief Executive's Policy Address and the Hong Kong 2030 Study in October 2007. In each of these two areas, the Group held approximately 2.6 million square feet and 2.3 million square feet of agricultural land lots respectively. The Group will actively work in line with their development plans so as to broaden the source of development sites. Meanwhile, the Group will continue its efforts in land-use conversion of other agricultural land lots so as to provide a steady pipeline of development sites in future years.

Town Planning Board has just completed the review on the Yau Tong Bay "Comprehensive Development Area" zone. After amendment of the Outline Zoning Plan by Town Planning Board, the Group will proceed with the redevelopment of the old shipyard sites at Yau Tong Bay. It is expected that the project will provide a total developable gross floor area of approximately 5.35 million square feet, of which about 800,000 square feet is attributable to the Group.

Investment Properties

During the period under review, the Group's attributable gross rental income generated from the investment properties in Hong Kong owned by the Group's subsidiaries, associates and jointly controlled entities, increased by 10% to HK$1,760 million, while the total net rental income contribution increased by 12% to HK$1,240 million. At the period end, leasing rate remained high at 94% for the Group's core rental properties. During the period, 12.3% out of the total number of tenancies, representing gross floor area of about 600,000 square feet, was subject to renewal and the resulting higher rent for renewals and new leases led to this remarkable rental growth.

The robust consumer confidence and the rising inbound visitor arrivals prompted many retailers to expedite their expansion plans, exerting upward pressure on the rental for prime retail space during the period. IFC Mall, which is home to many of the world's most respected luxury brands, is almost fully let. The Group's other large-scale shopping centres, which are mostly located in the populous new towns, also performed well with Metro City Phase III, Shatin Plaza and Citimall almost fully occupied at the end of the period.

Refurbishment and improvement works are regularly made to ensure a fresh look to the Group's investment properties and to enhance their long-term values. Both Metro City Phase II and Kowloon Building were undergoing a face-lift during the period, with the entire upgrade to be completed in 2008. For the Trend Plaza in Tuen Mun, the conversion of its cinema to retail use is under way, with almost all of its additional 20,000-square-foot retail space pre-leased or under active negotiation. Renovation works for Sunshine City Plaza, Citimall and City Landmark I are also in the pipeline.

On the back of persistent demand growth driven by business expansion, the office leasing market remained robust. The International Finance Centre at Central, the most prestigious office complex in town, recorded a much stronger-than-expected rental performance. AIA Tower, one of the Group's Grade-A office building in the bustling Island East, also performed well with nearly 100% rental growth on renewal. Kwun Tong 223, which was just completed in December 2007, provides a perfect solution for companies looking for additional space to expand their businesses. With over 1.0 million square feet of Grade-A office space commanding sweeping harbour views, Kwun Tong 223 attracts enormous interest from potential tenants. A big-4 accounting firm has recently committed to become one of its anchor tenants, and will occupy an area of up to about 100,000 square feet in this distinctive landmark building.

Continuing business expansion, particularly from the banking and financial sectors, lent support to the luxury residential leasing market as well. The serviced suite hotel at Four Seasons Place, located at the heart of the financial hub and re-defining the standard of luxury living and personalised services, continued to record high occupancy and room rates. Eva Court in Mid-Levels commanded a 30% rise in rental for renewal and new letting. Being the only premier hotel in Kwun Tong, Newton Place Hotel has quickly established itself as the preferred destination for both business and leisure travellers in this commercial hub since it opened for business in July 2007. During the period, satisfactory room revenue against a high occupancy rate was recorded. The other three Newton hotels owned by the Group, namely, Newton Hotel Hong Kong, Newton Hotel Kowloon and Newton Inn North Point, have all achieved increased room revenue against a higher average room rate with a stable occupancy of over 86%.

Over the years, the Group has been optimizing its investment property mix. With the addition of a Grade-A landmark office building, namely, Kwun Tong 223, the Group had approximately 9.3 million square feet of attributable gross floor area of completed investment properties at 31 December 2007. Of this portfolio, commercial development and office developments accounted for 48% and 37% respectively, whilst residential development and industrial/office developments accounted for 7% and 8% respectively. In addition, the Group has a total of 1.0 million square feet of hotel properties.

Construction and Property Management

The Group's devotion to quality starts in the planning and construction stage and carries on after completion and sale, fulfilling its pledge of providing the finest products and services to customers.

During the period, the Group's construction division completed many quality projects, including Kwun Tong 223, Midas Plaza and the residential project in Tong Yan San Tsuen, in addition to a number of renovations and upgrading works for its shopping centres.

The Group's reputation as a leading property developer was reinforced when many of its developments were highly praised for their user-friendly design and skilled workmanship in a quality inspection conducted by a local media organization. Moreover, the accident rate for the Group's construction activities was at a record low and well below the industry average, whilst the "Outstanding Waste Management Performance Grand Award" and "Considerate Contractors Site Award" were also received in recognition of its green initiatives. As such, many executives of the Group have been invited to give lectures or to hold senior positions in various advisory councils and committees, sharing their experience and expressing their views in shaping the future of the industry.

The Group's member property management companies, Hang Yick and Well Born, followed the same customer-oriented approach to service and earned numerous accolades during the period, including the Q-Mark Service Scheme certification and a Customer Relationship Excellence award for Customer Satisfaction Quality System. Their success in promoting the source separation of domestic waste in various housing estates under their management also won wide recognition.

On community service, they also stayed at the forefront of the industry and their staff members have been praised over the years for offering the highest voluntary service hours. All these helped them to build brands well recognized in the market, gaining wide support and trust from the public. Hence, they received the "Certificate Award for the Best Brand Enterprise" from the Hong Kong Productivity Council.

A well-established brand name sharpens the competitiveness in a new market. The Group will extend its experience in providing reputable after-sale property management services to its customers in mainland China. In this light, a professional team has been assigned to oversee the handover arrangement of Hengli Bayview, a new property development in Guangzhou.

Business in Mainland China

Capitalizing on opportunities presented by strong economic growth in mainland China, the Group has increased its mainland investments substantially. At 31 December 2007, the development land bank grew to 45.2 million square feet in site area, which would provide for the Group an aggregate developable gross floor area of 116.3 million square feet, of which around 80% is earmarked for residential development for sale.

Property under development or held for future development

		Group's share of developable gross floor area* (million square feet)
Beijing		2.1
Shanghai		2.3
Guangzhou		17.4
Chongqing		6.9
Changsha		12.7
Shenyang		21.2
Xian		21.0
Nanjing		0.8
Suzhou		17.0
Yixing		9.7
Xuzhou		5.2
	Total:	**116.3**

* Excluding basement areas and carparks

Usage of development land bank

		Developable gross floor area (million square feet)	Percentage
Residential		89.9	77.3
Office		12.8	11.0
Commercial		12.4	10.7
Other (including clubhouse, school and community facility)		1.2	1.0
	Total:	**116.3**	**100%**

The Group's two-pronged strategy in mainland China covers both prime cities and second-tier cities. In the prime cities, the Group targets those prime sites with heavy pedestrian flow and easy access for development into large-scale complexes of exceptional design and quality. In the second-tier cities, which are mostly provincial capitals or municipalities with a preponderance of the middle class, the Group focuses on developing large-scale developments so as to achieve an efficient use of land as well as long-term appreciation in property value. In each of these two areas, this strategy was taking hold during the period under review.

Business development in prime cities

In the metropolitan of Shanghai, a project located at Lot No. 155 Nanjing Road East with an approved gross floor area of approximately 730,000 square feet was acquired by the Group in August 2007 at HK$1,357 million, or accommodation value of around HK$1,860 per square foot. This prime site will be developed into a 17-storey Grade A office building over five levels of commercial podium, with its façade designed by the world-renowned Tange Associates. Construction for its 4-level basement, which will house an interchange for two major subway lines, is now underway. Together with the project at 688 Nanjing Road West whose quartz-like façade is also designed by Tange Associates, as well as the development projects located at 130-2 Tianmu Road West and 147 Tianmu Road West, there will be in aggregate approximately 1,700,000 square feet of prime office space, 500,000 square feet of retail area and 700,000 square feet of car parking space. All of these four properties will be held for rental purpose upon their completion by around 2009 to 2010, in time for capitalizing on the opportunities offered by World Expo 2010 in Shanghai. International property consultants have been appointed and marketing campaign for this portfolio of quality properties will begin in due course.

For the development projects in other prime cities, significant strides have been made as well. World Financial Centre, an international Grade-A office complex in the Chao Yang Central Business District of Beijing with the world-renowned Cesar Pelli as its design architect, is earmarked to be completed before the Opening of the 2008 Beijing Olympics. Leasing interests from multinational corporations, financial services and professional groups are vigorous. Hengli Bayview, one of the most sought after residences in Guangzhou with approximately 88% of its residential gross floor area already pre-sold as at 31 December 2007, was completed in February 2008. Commanding panoramic view over landscaped garden and Pearl River, Hengli Bayview is one of the price leaders in the local market with average price for the apartment reaching a staggering RMB1,000 per square foot (equivalent to RMB11,000 per square metre) for its latest phase of development.

The Group's completed investment property portfolio in mainland China consisted mainly of landmark projects in Beijing, Shanghai and Guangzhou. In August 2007, the Group increased its stake in some of the rental properties, expanding such portfolio to 3.1 million square feet at the end of the period under review. Leasing performance for these projects remained satisfactory and the Group's attributable gross rental income grew by 43% to HK$126 million during the period under review. Grand Gateway Office Tower II in Shanghai, for instance, was 97% let with close to 30% rental increase on lease renewal, whereas Hengbao Plaza in Guangzhou recorded a 38% year-on-year growth for its rentals against a higher leasing rate of 82% at the end of the period.

Business development in second-tier cities

In July 2007, a commercial land lot of about 1,200,000 square feet in Xiangcheng District of Suzhou, Jiangsu Province, was bought for about RMB669 million, whilst its adjacent commercial land lots totalling about 400,000 square feet were also added to the Group's land bank in December 2007 at a consideration of about RMB153 million. With an aggregate gross floor area of above 10,000,000 square feet, these two newly acquired sites would be jointly developed with their neighbouring 3,200,000-square-foot residential land lot, which the Group acquired in the previous financial year with a planned gross floor area of about 6,800,000 square feet, into a large-scale self-contained community. Just off the city's main trunk roads and subway system, which are either under construction or planning, the whole project calls for a contemporary water-themed planning design and Aedas Limited, one of the world's largest architectural practices, has been appointed as the design architect for its residential development. Construction of the first batch of about 1,000 luxury residences with a gross floor area of close to 1,000,000 square feet will commence by the fourth quarter of 2008 and it is planned for completion by the first quarter of 2010. Pre-sale of the first phase residences is scheduled for mid-2009.

In Yixing, another city in Jiangsu Province, a prime site of about 400,000 square feet was acquired in July 2007 at RMB158 million. Just a bridge away from the bustling city centre, its tranquil location in an island of Yicheng has created a both convenient and comfortable living ambience. Foundation work will soon commence and there will be about 700,000 square feet of high-end apartments, town houses, resident clubhouse and commercial facilities to be completed in the third quarter of 2010. Marketing of this project is scheduled for mid-2009.

In September 2007, the Group bought another piece of land of about 5,600,000 square feet in the eastern suburb of Yixing at about RMB1,016 million. Located on the lake front in the city's Donggui New District, the project will have a gross floor area of 9,000,000 square feet made up of luxury residences with low and high rise apartments. Construction will commence by early 2009 and the project will be completed in four phases, with the first phase of about 800,000 square feet of residences scheduled for completion in the second quarter of 2010. Marketing of this first phase residences is scheduled for the third quarter of 2009.

In October 2007, the Group's joint venture company made a successful bid for a land lot of about 500,000 square feet in Qixia District of Nanjing, the capital city of Jiangsu Province, at a consideration of RMB558 million. Located in the downtown with massive improvement works, including clearance of sites for public amenity and the extension of the main roads leading to the existing Maigaoqiao subway station, in the neighbourhood, this prime site is earmarked for luxurious residential development with a total gross floor area of about 900,000 square feet, complemented by commercial area and community facilities such as healthcare, cultural and sports centre. Construction will commence by the first quarter of 2009 and it is scheduled for single-phased completion by the fourth quarter of 2010. The Group owns a 90.1% stake of this project.

In September 2007, the Group won the bid for a land parcel of about 190,000 square feet in the downtown of Shenyang Finance and Trade Development Zone at a consideration of about RMB282 million. This, together with the adjacent land lot with a site area of about 310,000 square feet acquired in April 2007 at about RMB334 million, will be jointly developed into a landmark project to be known as Shenyang International Finance Centre. Located close to the subway station with the railway terminus in the proximity, this integrated complex will consist of three mega towers for offices, serviced apartments and a hotel resting on a four-level retail podium, providing an aggregate gross floor area of 5,700,000 square feet. Pei Partnership Architects, a firm closely associated with the world-renowned architect, I.M. Pei, has been appointed as the design architect for its 89-storey landmark tower, which will become the tallest office building in this capital city of Liaoning Province. For the rest of this project, the master layout will be designed by Aedas Limited, which is also the design architect for the Group's commercial and luxurious residential development in Suzhou. Foundation works are expected to commence in the second half of 2008.

In August 2007, a parcel of cleared land of about 3,730,000 square feet on the northern banks of Pu River in the Shenyang New District Development was acquired at about RMB525 million. Together with the land lot at the other side of the river with the total site area of about 4,100,000 square feet acquired earlier, a large-scale residential and commercial community will be developed. Upon completion, it will have a total gross floor area of about 15,500,000 square feet comprising town houses, low rise apartments and residential towers. Upon the completion of market research, preliminary planning and design will soon commence.

In Changsha, the capital city of Hunan Province, Kaifu District has benefited from the city's development strategy to push northward. Its Gaoling area, with well-developed connections to the deepwater terminal, international airport, expressways and Beijing-Guangzhou railway line, emerged as the transportation hub as well as the logistics and commercial centre for the whole city. In October 2007, the Group's joint venture company acquired a land lot of around 3,900,000 square feet in Gaoling area at about RMB350 million. A total of about 5,800,000 square feet of high-end residences will be completed in phases, of which 55% is attributable to the Group.

In addition to the acquisitions of the above land lots, the Group has also made satisfactory progress in the following development projects during the period.

The comprehensive community development in Changsha, namely The Champion Arch, is the Group's first development project in the mainland's second-tier cities. Close to the Song Ya Lake of Xingsha Town, the Champion Arch is planned to have extensive water features and greenery, making it the most sought after residential community in town. There will be approximately 7,800,000 square feet of deluxe apartments, community facilities and amenities to be built in phases. Construction of the first 1,020 luxury residential units with a total residential gross floor area of about 1,300,000 square feet, together with over 100,000 square feet of commercial area, clubhouse and kindergarten, will commence soon with scheduled completion in the fourth quarter of 2009. Pre-sale of the first phase residences is planned for late 2008.

Another residential project of the Group in Changsha is located in the vibrant city centre close to the new Kaifu District Government Offices. On a 825,000-square-foot site surrounded by excellent road network and lush environment, a total residential gross floor area of 2,480,000 square feet will be built. Planning and design have already commenced. Preparation for construction works is underway.

In Xuzhou of Jiangsu Province, the Xuzhou Lakeview Development is situated in the scenic Dalong Lake area close to the new headquarters of the municipal government. The project is being developed in four phases, with the first phase of 1,960,000 square feet of residences and a 60,000-square-foot commercial area scheduled for completion in early 2010. With the approval of the conceptual master layout plan which was prepared by Aedas Limited, construction will commence in mid-2008, whilst marketing for the first phase of residences is scheduled for the first quarter of 2009. The entire development will provide a total residential area of about 4,700,000 square feet and 600,000 square feet of commercial space upon completion by 2012.

Xian Chanhe East Development of Shaanxi Province, which is a 50/50 joint venture formed by the Group and Temasek Holdings (Private) Limited of Singapore, progressed well with the master layout plan already approved by the municipal government. Located within the scenic Chan Ba Ecological District with easy access to the city centre by the Third Ring Road East and subway, which are both under construction, this riverside community project will have a total gross floor area of over 33,000,000 square feet, of which nearly 90% is designated for residential use providing homes to 30,000 families upon full completion by 2013. The first phase of development is slated for pre-sale in October 2008 and, when completed by late 2009, will have a total attributable gross floor area of approximately 1,200,000 square feet with lush landscaping designed by Belt Collins International (HK) Limited, a firm best known for its extensive work in planned resort, residential and community design.

The Group has another residential project in Xian, the capital city of Shaanxi Province. Located at Jin Hua North Road on the main artery of Second Ring Road East with close proximity to the planned subway system, a rhythmic grouping of apartment towers of 31 to 50 storeys will be built around its spacious greenery and resident clubhouse, offering spectacular views to 3,000 households. Together with the street-level shops along the Second Ring Road East, the entire project will have a total gross floor area of 4,200,000 square feet upon one-phased completion by late 2009. Construction is scheduled to commence in mid-2008 and pre-sale will begin in the second half of 2008.

In Chongqing, one of the four provincial-level municipalities in mainland China, the Group also has two spectacular projects so as to cater to different customer preferences and to benefit from scale economy. For the Nan'an District Riverside development, a prime site on the banks of Yangtze River will be developed into 2,800 high-end residences, supported by a shopping centre, a kindergarten and clubhouse facilities. Adjacent to a scenic park, the project providing a total gross floor area of about 4,000,000 square feet will be completed in phases and the site works for the first phase of about 1,500,000 square feet of development will commence by late 2008 with scheduled completion by the second quarter of 2010. Pre-sale of the first phase residences is scheduled for the third quarter of 2009.

The project in Erlang Phoenix Area, the Group's another integrated community development in Chongqing, is located on a site next to the Chengdu-Chongqing Expressway with scenic attractions such as Caiyun Lake and Taohua Brook in the proximity. Comprising residential apartments, clubhouse, kindergarten and shopping facilities, this comprehensive community will have a total gross floor area of over 2,800,000 square feet, providing homes to 2,000 families on completion. Construction for the Phase I development will kick off by late 2008, providing a total gross floor area of about 480,000 square feet upon its completion by late 2009. Marketing of the first phase residences is planned for the second quarter of 2009.

Expected completion schedule

Project name and location	Group's share of developable gross floor area (million square feet)*
For the year ending 30 June 2008	
World Financial Centre, Chao Yang District, Beijing	2.1
Hengli Bayview, Liwan District, Guangzhou	1.7
	3.8
For the year ending 30 June 2009	
130-2 Tianmu Road West, Zhabei District, Shanghai	0.4
	0.4
For the year ending 30 June 2010	
Lot 155, Nanjing Road East, Huangpu District, Shanghai	0.7
Phase 1, The Champion Arch, Xingsha Town, Changsha	1.3
Phase 1, Xuzhou Lakeview Development	2.0
Phase 1, Xian Chanhe East Development	1.2
Project in Second Ring Road East, Xian	4.2
Phase 1, Residential Project in Xiangcheng District, Suzhou	1.0
Phase 1, Puhe New District, Shenyang	1.5
Phase 1, Nan'an District Riverside Development, Chongqing	1.5
Phase 1, Project in Erlang Phoenix Area, Chongqing	0.5
Phase 1, Project in Donggui New District, Yixing	0.8
	14.7

* Excluding basement areas and carparks

Apart from the above projects, the Group is entering into the final phase for the acquisition for a further 35,000,000 square feet of developable floor area, for which agreements have been reached. With the probable completion of the formalities for the land acquisition by the end of 2008, the Group's development land bank in mainland China will increase to over 150,000,000 square feet.

Acquisition of Henderson Investment Limited's Interests in The Hong Kong and China Gas Company Limited

On 2 October 2007, the Company and Henderson Investment Limited ("Henderson Investment") entered into an agreement providing for the acquisition by the Company of Henderson Investment Group's entire interests in 2,366,934,097 shares of The Hong Kong and China Gas Company Limited ("Hong Kong and China Gas"), representing approximately 39.06% of the total issued share capital of Hong Kong and China Gas. The consideration for the acquisition comprised (i) the issue to Henderson Investment of a share entitlement note (the "Share Entitlement Note"), which conferred on the holder the right to call for the issue by the Company of 636,891,425 shares of the Company (including entitlement to the Company's final dividend for the year ended 30 June 2007); and (ii) approximately HK$3,707 million in cash. On 7 November 2007, the Company agreed to increase the cash consideration for the acquisition by approximately HK$3,121 million as an additional incentive to the shareholders of Henderson Investment.

As part of the transaction which was completed on 17 December 2007, a distribution in specie per Henderson Investment share of the entitlement to 0.209 share of the Company allotted under the Share Entitlement Note and a cash distribution of HK$1.03 per Henderson Investment share was made by Henderson Investment to its shareholders. After the share premium reduction of Henderson Investment became unconditional, a further cash distribution of HK$1.21 per Henderson Investment share was made by Henderson Investment to its shareholders on 25 January 2008. Following completion of the transaction, Henderson Investment remains as a listed company with its subsidiaries focusing on the infrastructure business in mainland China.

The Company paid an aggregate cash consideration of approximately HK$6,828 million, in addition to the Share Entitlement Note, to Henderson Investment and in return, the Company received by way of the cash distributions a sum of approximately HK$4,638 million. Under the terms of the Share Entitlement Note, which conferred on the holder the right to call for the issue by the Company of 636,891,425 shares of the Company, the Company's entitlement to up to 432,729,035 shares of the Company was cancelled upon distribution to the Company and the shares relating thereto were not allotted. Accordingly, only 204,162,390 shares of the Company were allotted to the shareholders of Henderson Investment other than the Company and its subsidiaries. The 204,162,390 shares represented approximately 10.51% of the Company's then existing issued share capital and about 9.51% of its issued share capital as enlarged by the issue of such shares.

Henderson Investment Limited

For the six months ended 31 December 2007, the unaudited consolidated profit of this group attributable to equity shareholders amounted to HK$35,331 million, representing an increase of HK$33,379 million over that for the same period of the last financial year.

Excluding the profit for the period from discontinued operations of HK$35,265 million (following the disposal of its entire interest in 2,366,934,097 shares of Hong Kong and China Gas to the Company), the profit attributable to equity shareholders of this company for the six months ended 31 December 2007 from continuing operations, which comprised mainly infrastructure business in mainland China, amounted to HK$66 million, representing a decrease of HK$56 million or 46% from the same period in the last financial year. This was mainly attributable to the fact that less bank interest income had been earned during the period subsequent to its cash distribution of HK$15,237 million (or HK$5 per share) to shareholders in June 2007.

This group's infrastructure business comprises interests in Hangzhou Qianjiang Third Bridge and Maanshan City Ring Road, which are both held through China Investment Group Limited except for certain shareholdings in the toll bridge which the Henderson Investment Group holds directly. In September 2007, the Henderson Investment Group acquired the remaining 35.94% interest in China Investment Group Limited for a cash consideration of approximately HK$145 million, making it a wholly-owned subsidiary. The Henderson Investment Group's effective interests in Hangzhou Qianjiang Third Bridge and Maanshan City Ring Road have thus increased to 60% and 49% respectively.

During the period under review, toll revenue for Hangzhou Qianjiang Third Bridge rose by 110% to HK$101 million reflecting the increased traffic volumes following the completion of major repair and maintenance work in October 2006, whilst toll revenue for Maanshan City Ring Road also grew by 12% to HK$28 million.

Associated Companies

The Hong Kong and China Gas Company Limited reported HK$9,269.6 million in profit after taxation attributable to shareholders for the year ended 31 December 2007, which comprised a HK$2,235.7 million one-off gain resulting from the acquisition of shares in Panva Gas Holdings Limited ("Panva Gas", stock code: 1083) by way of asset injection, HK$2,775.0 million (2006: HK$1,779.4 million) from its share of profits arising from the sale of units at Grand Promenade, Grand Waterfront and King's Park Hill property development projects, as well as HK$1,460.4 million (2006: HK$858.8 million) from its share of revaluation surplus from two investment properties, namely, the International Finance Centre complex and Grand Waterfront.

Following the acquisition of Panva Gas as an associated company in early March 2007, Panva Gas was renamed as Towngas China Company Limited ("Towngas China") on 23 May 2007. The well-recognized and reputable brand name "Towngas" in Chinese has been adopted by Hong Kong and China Gas for its mainland city-gas businesses.

In mid-2007, Towngas China raised approximately HK$700 million by way of an open offer of one offer share for every ten shares. This increased the number of Towngas China shares held by Hong Kong and China Gas to approximately 850 million shares and provided an additional capital injection of approximately HK$300 million to Towngas China. Following a further acquisition of approximately 37 million shares, Hong Kong and China Gas currently holds approximately 890 million Towngas China shares, or approximately 45.4% of its interest.

During the year under review, Hong Kong and China Gas invested HK$1,595.2 million in pipelines and facilities in Hong Kong and the mainland. At 31 December 2007, its network system was revalued at a fair market value of HK$25,800 million.

(I) Gas Businesses in Hong Kong

In Hong Kong, the volume of residential gas sales decreased slightly by 1.6%, whereas the volume of commercial and industrial gas sales increased by 2.1%. Overall, total volume of gas sales in Hong Kong for 2007 remained at a similar level to 2006. As at the end of 2007, the number of customers was 1,646,492, an increase of 23,844 over 2006.

A 19 km pipeline for the transport of landfill gas from the North East New Territories ("NENT") landfill site to Tai Po gas production plant was completed and commissioned in early 2007. Construction of a 24 km transmission pipeline in the eastern New Territories was also at the completion stage. Laying of a 15 km pipeline to bring natural gas from Tai Po to Ma Tau Kok gas production plant has now started. Construction of a 9 km pipeline in the western New Territories is also under way.

(II) Business Development in Mainland China

Hong Kong and China Gas's first coalbed gas liquefaction joint venture project started in early July 2007 in Jincheng, Shanxi province; commissioning is anticipated by mid-2008. In September 2007, a further joint venture agreement relating to the second phase of this project was concluded to increase the production capacity of liquefied coalbed gas.

In early 2007, Hong Kong and China Gas also established its first energy exploitation joint venture in Jilin province. For the midstream energy projects, in addition to the high-pressure natural gas pipeline joint ventures in Anhui province, Hebei province and Hangzhou, Zhejiang province, it also established a new joint venture in 2007 that invested in the construction of natural gas pipelines and the exploitation of oil resources in Jilin province.

During the year, Hong Kong and China Gas further concluded joint venture agreements to invest in piped city-gas projects in Chao An, Guangdong province and Fengcheng, Jiangxi province. The gas market is substantial in both cities because of their prosperous ceramic industries, whilst for the project in Chao An, it will use the above-mentioned liquefied coalbed gas from Shanxi province as its major gas source.

The acquisition of Towngas China in March 2007 injected an additional 25 piped city-gas projects into the Hong Kong and China Gas Group. During the year, new projects were also concluded by Towngas China in Qijiang County in Chongqing, Mianyang in Sichuan province and Gongzhuling in Jilin province, bringing the Hong Kong and China Gas Group's piped city-gas projects to 65 in mainland cities spread across 14 provinces/municipalities.

Hong Kong and China Gas operates water supply projects in Wujiang, Jiangsu province and in Wuhu, Anhui province, and manages an integrated water supply and wastewater joint venture in Suzhou Industrial Park, Jiangsu province. Including Towngas China, Hong Kong and China Gas Group currently has a total of 77 projects spread across 16 provinces/municipalities, encompassing upstream, midstream and downstream natural gas sectors, the water supply and wastewater treatment sector and natural gas filling stations.

(III) Environmentally-Friendly Energy Businesses of ECO

From January 2008, ECO Environmental Investments Limited and its subsidiaries (together known as "ECO") will spearhead Hong Kong and China Gas's business objectives to develop emerging energy and environmentally-friendly businesses in Hong Kong and the mainland.

Revenue from ECO's dedicated liquefied petroleum gas filling stations in Hong Kong increased in 2007. NENT landfill gas treatment facility was commissioned in early 2007 and the treated landfill gas is transported to Tai Po gas production plant via a 19 km pipeline to partially substitute for naphtha as a fuel for town gas production. In 2002, ECO signed a 40-year franchise agreement with the Hong Kong Airport Authority to design, construct and commission a permanent aviation fuel facility at Tuen Mun Area 38 and this project is on schedule and commissioning is expected in early 2010. In the mainland, ECO manages the construction and operation of several compressed natural gas filling stations in Shaanxi province and these stations are expected to be commissioned in mid-2008.

(IV) Property Developments

In late August 2007, newly completed flats of the Grand Waterfront property development project, located at the Ma Tau Kok south plant site, were launched to promote further sales and on-site show flats were provided for viewing. Hong Kong and China Gas is entitled to 73% of the net sales proceeds of the residential portion of the project. Residential occupancy started in May 2007. The commercial area of the project is approximately 150,000 square feet. Rental of the commercial area started in the second half of 2007. Meanwhile, Hong Kong and China Gas also has a 50% interest in the Grand Promenade property development project at Sai Wan Ho and an approximately 15.8% interest in the International Finance Centre.

Looking ahead, as a result of the implementation of a dual naphtha and natural gas feedstock mix in October 2006, feedstock costs have decreased to the benefit of its customers. Hong Kong and China Gas anticipates an increase of about 25,000 new customers and a slight growth in gas sales volume in Hong Kong during 2008. For its mainland businesses, it will develop upstream, midstream, downstream and emerging energy markets at a faster rate on account of their promising prospects.

Hong Kong Ferry (Holdings) Company Limited reported a profit attributable to shareholders of HK$385 million for the year ended 31 December 2007, representing an increase of 216% over that of HK$122 million in 2006. Its profits for the year were mainly derived from the sales of the remaining residential units of Metro Harbour View and MetroRegalia, as well as returns from financial investment.

During the year, this group recorded an operating profit of approximately HK$61.8 million and approximately HK$44 million respectively from the sale of 73 residential units of Metro Harbour View and 47 residential units of MetroRegalia. At 31 December 2007, 6 residential units of Metro Harbour View and 12 residential units of MetroRegalia remained available for sale. On the property investment front, rental income from Metro Harbour Plaza, the commercial arcade of Metro Harbour View, amounted to HK$31 million, whilst the shops of MetroRegalia also contributed a rental income of HK$800,000 for the year. Their occupancy rates were both 96% after taking into account the committed tenancies at the end of the year.

Shining Heights, the residential-cum-commercial property at West Kowloon formerly known as 222 Tai Kok Tsui Road, was undergoing interior work; it will provide a total gross floor area of approximately 320,000 square feet when ready for occupancy by the end of 2008. Construction for No. 6 Cho Yuen Street, Yau Tong, which has gross floor area of approximately 140,000 square feet for residential use and 25,000 square feet for non-residential use respectively, also progressed well and it is scheduled to be completed in early 2009.

Turnover of its Harbour Cruise Operations and Shipyard Operations increased by 19% and 40% respectively, whilst the result of Hotel Business also recorded satisfactory growth.

The expected sale of the residential units of Shining Heights in the fourth quarter of 2008, together with the sale of the remaining units in Metro Harbour View and MetroRegalia, will be the main source of income for Hong Kong Ferry in the coming year.

Miramar Hotel and Investment Company, Limited recorded HK$213 million in unaudited profit attributable to shareholders for the six months ended 30 September 2007. Excluding the increase in the fair value of its investment properties, the unaudited profit before taxation amounted to HK$201 million, representing an increase of 13%.

For its flagship Hotel Miramar, the transformation process began in the period under review with its corporate and administrative offices having been moved from their previous location in the Hotel Miramar to the nearby Miramar Office Tower. This move has enabled an entire floor of the Hotel to be vacated for redevelopment, allowing the Hotel to expand its facilities and services. With the completion of the overhaul of the Grand Ballroom in August 2007, more events such as wedding banquets were booked to be held there, thus bringing significantly higher returns to the Miramar Group. The total hotel make-over is expected to be completed by the end of 2008.

With healthy demand for quality office and retail space, Miramar's property investment arm achieved satisfactory growth for the period. It has begun renovations of its Miramar Office Tower and its plans to renovate the Miramar Shopping Arcade would be co-ordinated to align with the construction of the proposed MTR access tunnel, estimated to be completed in 2012. Miramar's property development and sales division in the US sustained a minor loss due to the fact that no land sales were effected during the period.

For the overall food and beverage operation, chefs from Miramar's restaurants picked up a number of accolades at the recent "Best of the Best" Culinary Awards organized by the Hong Kong Tourism Board. The recent signing on of a renowned chef for Cuisine Cuisine has seen the restaurant's menu extended together with an improvement on the average per-head spending. Offering a range of synergies with other activities of Miramar Group, the travel business achieved a substantial increase in turnover for the period under review.

Prospects

The subprime crisis in the United States has caused major losses to the global finance industry, resulting in the need for some banks to be re-capitalised. Thus, their lending capacity has been curtailed and the lending standards of banks as a whole tightened. The resulting credit crunch and deleveraging may put global economy at stake, with the United States on the verge of recession. Of late the Federal Reserve Bureau made further drastic cuts to interest rates and injected significant liquidity to the market, leading to an abatement to the panic in the finance industry in the United States and Europe as well as to the tight credit spreads. It remains to be seen where their economies are finally heading for.

At the same time, mainland China has introduced austerity measures to cool the overheated economy and to combat inflation, with a slightly reduced target for GDP growth of 8% for the current year. The overall condition of the mainland economy is comparatively better than the other world economies. In Hong Kong, the forecast in the recent Government Budget of annual GDP growth is four to five per cent for 2008 and an average of 4.5% for the period 2009 to 2012, all in real terms. The Hong Kong Government has also proposed to return wealth to the people, making use of its high fiscal surplus.

With the current low interest rate environment, as well as the generous concessions and tax cuts offered by the Government, end-users are attracted to the local property market. The Group will launch a number of its residential development projects such as The Beverly Hills (Phase 3), Nos. 11-12 Headland Road, 33 Lai Chi Kok Road, as well as the projects in Tong Yan San Tsuen and Fanling Sheung Shui Town Lot 231. Non-residential projects including Win Plaza and 52 Hung To Road, following the successful sale of Midas Plaza in the same district of Kowloon East, will also be marketed. They are expected to bring significant revenue to the Group.

Satisfactory performance is anticipated from the Group's investment property portfolio in Hong Kong, particularly for the International Finance Centre, in light of the higher rents for new lettings and lease renewals. Rentals for shopping centres are expected to rise further mainly because of the upbeat consumption sentiment and growing number of inbound tourists, whereas the continued demand growth from the various sectors and the tight supply in the core business districts also point to further firming up of office rents. With the addition of Kwun Tong 223, which was completed in December 2007 providing over 1.0 million square feet of Grade-A office space, the Group's investment property portfolio in Hong Kong has been expanded to a total attributable gross floor area of 9.3 million square feet with a more optimal composition. The rental income base is thus also strengthened.

In mainland China, the Group's rental income is also set to rise. World Financial Centre, an international Grade-A office complex in Beijing with Cesar Pelli as its design architect, will soon be completed before the Opening of the 2008 Beijing Olympics, whilst the existing rental properties such as Grand Gateway Office Tower II and Hengbao Plaza are also expected to report higher income with improved occupancy.

In a bid to steer the mainland property market towards a healthy track of sustainable growth, more macroeconomic controls have been introduced by the Central Government. We welcome these developments. Having built a sizeable land bank in mainland China, the Group will now push ahead for its developments in earnest so as to realize their potential. The recently completed Hengli Bayview in Guangzhou is an example of a profitable development for the Group.

With the enlarged capital base and the streamlined corporate structure as a result of the group reorganizations, the Group will now directly benefit from a higher contribution from the Group's listed associates, in particular Hong Kong and China Gas. Their contributions, together with rising income from the expanding rental portfolio, form a solid recurrent income base for the Group. Meanwhile, the sizeable proceeds from property sales and the relatively low gearing, coupled with the wide and diversified market coverage by having dual earnings growth drivers in Hong Kong and mainland China, have all enabled the Group to tackle the challenges ahead. In the absence of unforeseen circumstances, the Group's performance in the current financial year will be satisfactory.

Condensed Interim Financial Statements

Consolidated Profit and Loss Account– unaudited

	Note	For the six months ended 31 December 2007 HK$ million	2006 HK$ million
Turnover	3	**8,409**	4,525
Direct costs		**(4,518)**	(1,847)
		3,891	2,678
Other revenue	4	**153**	158
Other net income/(loss)	4	**119**	(11)
Other operating income/(expenses), net	5	**93**	(223)
Selling and marketing expenses		**(587)**	(357)
Administrative expenses		**(616)**	(470)
Profit from operations before changes in fair value of investment properties		**3,053**	1,775
Increase in fair value of investment properties	11(c)	**4,153**	752
Profit from operations after changes in fair value of investment properties		**7,206**	2,527
Finance costs	6(a)	**(269)**	(295)
		6,937	2,232
Share of profits less losses of associates		**1,934**	1,620
Share of profits less losses of jointly controlled entities		**2,198**	1,332
Profit before taxation	6	**11,069**	5,184
Income tax	7	**(1,181)**	(381)
Profit for the period		**9,888**	4,803
Attributable to:			
Equity shareholders of the Company		**9,188**	3,793
Minority interests		**700**	1,010
Profit for the period		**9,888**	4,803
Interim dividend declared after the interim period end	8(a)	**859**	777
Earnings per share – basic and diluted	10(a)	**HK$4.69**	HK$2.06
Adjusted earnings per share	*10(b)*	***HK$1.92***	*HK$1.32*

The notes on pages 23 to 42 form part of these condensed interim financial statements.

Condensed Interim Financial Statements

Consolidated Balance Sheet

	Note	At 31 December 2007 (unaudited) HK$ million	At 30 June 2007 (audited) HK$ million
Non-current assets			
Fixed assets	11	**55,396**	52,831
Toll highway operation rights		**180**	179
Interests in leasehold land held for own use under operating leases		**1,024**	1,034
Interest in associates	12	**33,546**	20,536
Interest in jointly controlled entities		**12,843**	11,168
Derivative financial instruments		**300**	–
Other financial assets		**2,537**	2,090
Deferred tax assets		**109**	109
		105,935	87,947
Current assets			
Deposits for acquisition of properties		**5,359**	2,035
Inventories		**32,648**	29,383
Trade and other receivables	13	**8,371**	3,525
Cash held by stakeholders		**250**	67
Cash and cash equivalents	14	**12,098**	9,520
		58,726	44,530
Assets classified as held for sale		**–**	420
		58,726	44,950
Current liabilities			
Trade and other payables	15	**5,481**	4,397
Bank loans and overdrafts		**2,956**	3,007
Current taxation		**809**	737
		9,246	8,141
Liabilities associated with assets classified as held for sale		**–**	1
		9,246	8,142
Net current assets		**49,480**	36,808
Total assets less current liabilities		**155,415**	124,755

Condensed Interim Financial Statements

Consolidated Balance Sheet (cont'd)

	Note	At 31 December 2007 (unaudited) HK$ million	At 30 June 2007 (audited) HK$ million
Non-current liabilities			
Bank loans		**23,109**	15,263
Guaranteed notes	16	**3,313**	-
Amount due to a fellow subsidiary		**2,489**	2,447
Derivative financial instruments		**303**	-
Deferred tax liabilities		**7,331**	6,301
		36,545	24,011
NET ASSETS		**118,870**	100,744
CAPITAL AND RESERVES			
Share capital	17	**4,294**	3,886
Reserves		**110,578**	88,333
Total equity attributable to equity shareholders of the Company		**114,872**	92,219
Minority interests		**3,998**	8,525
TOTAL EQUITY		**118,870**	100,744

The notes on pages 23 to 42 form part of these condensed interim financial statements.

Condensed Interim Financial Statements

Consolidated Statement of Changes in Equity– unaudited

	Note	For the six months ended 31 December 2007 HK$ million	2006 HK$ million
Total equity at 1 July		**100,744**	93,783
Net income for the period recognised directly in equity:			
Exchange difference on translation of accounts of foreign entities		723	323
Surplus on revaluation of other properties		16	-
Changes in fair value of available-for-sale securities		335	99
Net income for the period recognised directly in equity		**1,074**	422
Transfer from equity:			
Realisation of exchange reserve on disposal of subsidiaries		(14)	-
Net profit for the period		**9,888**	4,803
Total recognised income and expenses for the period		**10,948**	5,225
Attributable to:			
Equity shareholders of the Company		10,232	4,150
Minority interests		716	1,075
		10,948	5,225
Dividends paid	8(b)	**(1,360)**	(1,263)
Dividends paid to minority shareholders		**(164)**	(172)
Distribution to minority shareholders	9	**(14,930)**	-
Increase in shareholdings in subsidiaries		**10,142**	(41)
(Repayment to)/advances from minority shareholders, net		**(183)**	897
Disposal of subsidiaries		**(108)**	-
Movements in equity arising from capital transactions:			
Issue of shares	17	408	256
Net share premium received		13,373	5,252
		13,781	5,508
Total equity at 31 December		**118,870**	103,937

The notes on pages 23 to 42 form part of these condensed interim financial statements.

Condensed Interim Financial Statements

Condensed Consolidated Cash Flow Statement– unaudited

	Note	For the six months ended 31 December 2007 HK$ million	2006 HK$ million
Net cash (used in)/from operating activities		**(2,227)**	459
Net cash used in investing activities		**(2,986)**	(1,788)
Net cash from financing activities		**7,571**	2,955
Net increase in cash and cash equivalents		**2,358**	1,626
Cash and cash equivalents at 1 July		**9,427**	7,458
Effect of foreign exchange rate changes		**152**	43
Cash and cash equivalents at 31 December	14	**11,937**	9,127

The notes on pages 23 to 42 form part of these condensed interim financial statements.

Notes on the Condensed Interim Financial Statements (unaudited)

1 Basis of preparation

These condensed interim financial statements have been prepared in accordance with (a) the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited; and (b) the same accounting policies as those adopted in the 2007 annual accounts, and comply with Hong Kong Accounting Standard ("HKAS") 34 "Interim financial reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). They were authorised for issuance on 27 March 2008.

The preparation of the condensed interim financial statements in conformity with HKAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

These condensed interim financial statements contain condensed consolidated accounts and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the 2007 annual accounts.

These condensed interim financial statements are unaudited, but have been reviewed by KPMG in accordance with Hong Kong Standard on Review Engagements 2410 "Review of interim financial information performed by the independent auditor of the entity" issued by the HKICPA. KPMG's review report to the Board of Directors is included on page 58.

The financial information relating to the financial year ended 30 June 2007 that is included in the condensed interim financial statements as being previously reported information does not constitute the Company's statutory accounts for that financial year but is derived from those accounts. Statutory accounts for the year ended 30 June 2007 are available from the Company's registered office. The auditors have expressed an unqualified opinion on those accounts in their report dated 17 September 2007.

2. Significant accounting policies

The HKICPA has issued a number of new and revised Hong Kong Financial Reporting Standards ("HKFRSs"), which term collectively included HKASs and Interpretations, that are first effective or available for early adoption for the current accounting period of the Group. The Group so far has concluded that the adoption of these new and revised HKFRSs, to the extent that they are relevant to the Group and which are expected to be reflected in the 2008 annual accounts, would not have a significant impact on the Group's results of operations and financial position, except for the adoption of the amendment to HKAS 1 "Presentation of financial statements: Capital disclosures" and HKFRS 7 "Financial instruments: Disclosures" which require additional disclosures to be made in the 2008 annual accounts.

The Group is in the process of making an assessment of what the impact of amendments, new standards and interpretations, which are not yet effective for the annual accounting period ending 30 June 2008 and which have not been adopted in these condensed interim financial statements, is expected to be in the period of initial application. So far it has concluded that the adoption of HKFRS 8 "Operating segments" may result in new or amended disclosures in the accounts. In respect of other amendments, new standards and new interpretations, the Group is not yet in a position to state whether they would have a significant impact on the Group's results of operations or financial position.

Notes on the Condensed Interim Financial Statements (unaudited)

3 Segmental information

An analysis of the Group's revenue and results by business segment during the period is as follows:

Business segments:

The Group comprises the following main business segments:

Property development	:	development and sale of properties
Property leasing	:	leasing of properties
Construction	:	construction of building works
Infrastructure	:	investment in infrastructure projects
Hotel operation	:	hotel operations and management
Others	:	provision of finance, department store operations, investment holding, project management, property management, agency services, provision of cleaning and security guard services

Notes on the Condensed Interim Financial Statements (unaudited)

3 Segmental information (cont'd)

Business segments: (cont'd)

For the six months ended 31 December 2007

	Property development (note i) HK$ million	Property leasing HK$ million	Construction HK$ million	Infra-structure HK$ million	Hotel operation HK$ million	Others HK$ million	Eliminations HK$ million	Consolidated HK$ million
Turnover	6,253	1,291	114	129	104	518	-	8,409
Other revenue (excluding bank interest income)	-	3	1	-	-	21	-	25
External revenue	6,253	1,294	115	129	104	539	-	8,434
Inter-segment revenue	-	90	1,276	-	-	29	(1,395)	-
Total revenue	6,253	1,384	1,391	129	104	568	(1,395)	8,434
Segment results	1,997	875	61	88	35	194		3,250
Inter-segment transactions	24	(21)	(67)	-	-	(7)		(71)
Contribution from operations	2,021	854	(6)	88	35	187		3,179
Bank interest income								128
Provision on inventories	(18)	-	-	-	-	-		(18)
Unallocated operating expenses net of income								(236)
Profit from operations								3,053
Increase in fair value of investment properties								4,153
Finance costs								(269)
								6,937
Share of profits less losses of associates (note ii)								1,934
Share of profits less losses of jointly controlled entities (note iii)								2,198
Profit before taxation								11,069
Income tax								(1,181)
Profit for the period								9,888

Notes on the Condensed Interim Financial Statements (unaudited)

3 Segmental information (cont'd)

Business segments: (cont'd)

For the six months ended 31 December 2006

	Property development (note i) HK$ million	Property leasing HK$ million	Construction HK$ million	Infra-structure HK$ million	Hotel operation HK$ million	Others HK$ million	Eliminations HK$ million	Consolidated HK$ million
Turnover	2,715	1,220	78	73	73	366	-	4,525
Other revenue (excluding bank interest income)	-	4	1	-	1	21	-	27
External revenue	2,715	1,224	79	73	74	387	-	4,552
Inter-segment revenue	-	53	179	-	-	13	(245)	-
Total revenue	2,715	1,277	258	73	74	400	(245)	4,552
Segment results	1,130	785	64	43	30	78		2,130
Inter-segment transactions	25	(12)	(31)	-	(1)	(1)		(20)
Contribution from operations	1,155	773	33	43	29	77		2,110
Bank interest income								131
Provision on inventories	(4)	-	-	-	-	-		(4)
Unallocated operating expenses net of income								(462)
Profit from operations								1,775
Increase in fair value of investment properties								752
Finance costs								(295)
								2,232
Share of profits less losses of associates (note ii)								1,620
Share of profits less losses of jointly controlled entities (note iii)								1,332
Profit before taxation								5,184
Income tax								(381)
Profit for the period								4,803

Notes on the Condensed Interim Financial Statements (unaudited)

3 Segmental information (cont'd)

Geographical segments:

	Hong Kong HK$ million	Mainland China HK$ million	Consolidated HK$ million
For the six months ended 31 December 2007			
Turnover	**8,010**	**399**	**8,409**
Other revenue (excluding bank interest income)	**17**	**8**	**25**
External revenue	**8,027**	**407**	**8,434**
For the six months ended 31 December 2006			
Turnover	4,358	167	4,525
Other revenue (excluding bank interest income)	22	5	27
External revenue	4,380	172	4,552

Notes:

(i) Included in the turnover of property development segment is an amount of HK$927 million (2006: HK$909 million) relating to the Group's share of sales proceeds from its interest in a property project jointly developed by the Group and an associate.

(ii) Included in the Group's share of profits less losses of associates during the period is an amount of HK$1,001 million (2006: HK$739 million) contributed from the property development segment, and an amount of HK$593 million (2006: HK$382 million) contributed from the property leasing segment (taking into account the changes in fair value of investment properties (net of deferred taxation) during the period of HK$474 million (2006: HK$267 million)).

(iii) Included in the Group's share of profits less losses of jointly controlled entities during the period is an amount of HK$381 million (2006: HK$139 million) contributed from the property development segment, and an amount of HK$1,738 million (2006: HK$1,119 million) contributed from the property leasing segment (taking into account the changes in fair value of investment properties (net of deferred taxation) during the period of HK$1,617 million (2006: HK$879 million)).

Notes on the Condensed Interim Financial Statements (unaudited)

4 Other revenue and other net income/(loss)

	For the six months ended 31 December	
	2007	2006
	HK$ million	HK$ million
Other revenue		
Bank interest income	**128**	131
Other interest income	**6**	12
Others	**19**	15
	153	158
Other net income/(loss)		
Net profit on disposal of fixed assets (note)	**79**	-
Net foreign exchange gain	**42**	8
Gain/(loss) on sale of listed investments	**1**	(2)
Net fair value loss on derivative financial instruments	**(3)**	-
Fixed assets written off	**-**	(17)
	119	(11)

Note:

During the six months ended 31 December 2007, the Group entered into sale and purchase agreements with certain parties for the sale of its property interests with the aggregate consideration of approximately HK$1,261 million, which resulted in an aggregate net profit on disposal of approximately HK$78 million.

Notes on the Condensed Interim Financial Statements (unaudited)

5 Other operating income/(expenses), net

	For the six months ended 31 December	
	2007	2006
	HK$ million	HK$ million
Net gain/(loss) on disposal of subsidiaries (note (i))	**144**	(104)
Government rent (note (ii))	**-**	(78)
Provision on inventories	**(18)**	(4)
Reversal of impairment loss for bad and doubtful debts	**15**	1
Others	**(48)**	(38)
	93	(223)

Notes:

(i) During the six months ended 31 December 2007, the Group sold two subsidiaries which are engaged in property leasing for an aggregate consideration of HK$362 million. This resulted in a net gain on disposal of HK$123 million.

During the six months ended 31 December 2006, the Group entered into sale and purchase agreements with Sunlight Real Estate Investment Trust ("Sunlight REIT") for the sale of the shares in its certain property companies and the shareholders' loans owing by such companies. The aggregate consideration of the disposal was approximately HK$1,099 million and this had given rise to a net loss on disposal of approximately HK$104 million.

(ii) Since 1997, the Group received rent demand notes from the Government of The Hong Kong Special Administrative Region in respect of the Group's certain sites under development in prior years. The Group objected the demand for government rent payment and obtained a hold-over order on the government rent payment issued by the Rating and Valuation Department. In October 2006, the hold-over order was withdrawn and the Group paid government rent totaling HK$78 million in this regard.

Notes on the Condensed Interim Financial Statements (unaudited)

6 Profit before taxation

The consolidated profit before taxation for the period is arrived at after charging/(crediting):

		For the six months ended 31 December	
		2007	2006
		HK$ million	HK$ million
(a)	Finance costs:		
	Bank interest	**431**	474
	Interest on loans repayable within five years	**46**	60
	Interest on loans repayable after five years	**75**	-
	Other borrowing costs	**22**	17
		574	551
	Less: Amount capitalised *	**(305)**	(256)
		269	295
(b)	Staff costs:		
	Contributions to defined contribution retirement plans	**22**	20
	Salaries, wages and other benefits	**644**	511
		666	531

* The borrowing costs have been capitalised at rates ranging from 4.73% to 5.67% (2006: from 4.33% to 4.57%) per annum.

Notes on the Condensed Interim Financial Statements (unaudited)

6 Profit before taxation (cont'd)

The consolidated profit before taxation for the period is arrived at after charging/(crediting): (cont'd)

	For the six months ended 31 December 2007 HK$ million	2006 HK$ million
(c) Other items:		
Depreciation	**63**	47
Less: Amount capitalised	**(1)**	-
	62	47
Amortisation of land lease premium	**10**	2
Amortisation of toll highway operation rights	**5**	5
Cost of sales		
-completed properties for sale (note)	**3,699**	1,170
-trading stocks	**100**	84
Dividend income from investments		
-listed	**(12)**	(3)
-unlisted	**(7)**	(2)

Note: The amounts include the cost of properties sold in connection with the property project jointly developed by the Group and the associate as disclosed in note 3.

Notes on the Condensed Interim Financial Statements (unaudited)

7 Income tax

Income tax in the consolidated profit and loss account represents:

	For the six months ended 31 December	
	2007	2006
	HK$ million	HK$ million
Current tax		
Provision for Hong Kong Profits Tax	**350**	121
Provision for taxation outside Hong Kong	**88**	13
Deferred tax		
Origination and reversal of temporary differences	**743**	247
	1,181	381

Provision for Hong Kong Profits Tax has been made at 17.5% (2006: 17.5%) on the estimated assessable profits for the period.

Provision for taxation outside Hong Kong is provided for at the applicable rates of taxation for the period on the estimated assessable profits arising in the relevant tax jurisdictions during the period.

Deferred tax charged to the consolidated profit and loss account mainly arises from the taxable temporary differences relating to the increase in fair value of the Group's investment properties during the period.

Notes on the Condensed Interim Financial Statements (unaudited)

8 Dividends

(a) Dividend attributable to the interim period:

	For the six months ended 31 December	
	2007	2006
	HK$ million	HK$ million
Interim dividend declared after the interim period end of HKS0.4 per share (2006: HK$0.4 per share)	**859**	777

(b) Dividend attributable to the previous financial year, approved and paid during the interim period:

	For the six months ended 31 December	
	2007	2006
	HK$ million	HK$ million
Final dividend in respect of the previous financial year, approved and paid during the following interim period, of HK$0.7 per share (2006: HK$0.65 per share)	**1,360**	1,263

9 Distribution to minority shareholders

Henderson Investment Limited ("HIL"), a subsidiary of the Company, made a distribution to its shareholders in the aggregate amount of HK$46,575 million during the period (2006: Nil). Such distribution was made by HIL out of the proceeds received by HIL from the Company pursuant to the Company's acquisition of HIL's entire interest in The Hong Kong and China Gas Company Limited ("HKCG"), details of which are referred to in note 17. In this regard, the distribution to minority shareholders of HIL amounted to HK$14,930 million during the period (2006: Nil).

Notes on the Condensed Interim Financial Statements (unaudited)

10 Earnings per share – basic and diluted

(a) The calculation of earnings per share is based on the profit attributable to equity shareholders of the Company of HK$9,188 million (2006: HK$3,793 million) and on the weighted average number of 1,959 million ordinary shares (2006: 1,842 million ordinary shares) in issue during the period. There were no dilutive potential shares in existence during the six months ended 31 December 2006 and 2007, therefore diluted earnings per share are the same as basic earnings per share for both the current and prior periods.

(b) The calculation of adjusted earnings per share is based on the profit attributable to equity shareholders of the Company and adjusted as follows:

	For the six months ended 31 December	
	2007	2006
	HK$ million	HK$ million
Profit attributable to equity shareholders of the Company	9,188	3,793
Effect of changes in fair value of investment properties	(4,153)	(752)
Effect of deferred taxation on changes in fair value of investment properties	666	123
Effect of share of changes in fair value of investment properties (net of deferred taxation) of:		
– associates	(474)	(267)
– jointly controlled entities	(1,617)	(879)
Effect of share of minority interests	148	409
Adjusted earnings for calculation of earnings per share	3,758	2,427
Adjusted earnings per share	HK$1.92	HK$1.32

Notes on the Condensed Interim Financial Statements (unaudited)

11 Fixed assets

(a) Disposals

During the six months ended 31 December 2007, the Group had disposed of certain investment properties in Hong Kong with an aggregate carrying value which amounted to HK$1,390 million. The aggregate net gain on disposal of the abovementioned properties has been included in "Net profit on disposal of fixed assets" under "Other net income/(loss)" in note 4, and in "Net gain/(loss) on disposal of subsidiaries" under "Other operating income/(expenses), net" in note 5.

(b) Transfers

During the six months ended 31 December 2007, the directors determined the intended use of certain property development sites, which were previously held for an undetermined future purpose, as "held for sale" purposes. Accordingly, these properties with carrying value of HK$1,511 million have been transferred to "Inventories".

(c) Valuation

The Group's investment properties were revalued as at 31 December 2007 by an independent firm of professional surveyors, DTZ, who have among their staff Fellows of The Hong Kong Institute of Surveyors with recent experience in the location and category of property being valued, on a market value basis in their existing states by reference to comparable market transactions and where appropriate on the basis of capitalisation of the net income allowing for reversionary income potential.

(d) Assets pledged for security

The Group's toll highway operation rights are pledged to secure the Group's certain bank loans.

12 Interest in associates

Included in interest in associates as at 31 December 2007 was a goodwill of HK$10,727 million arising from the Company's acquisition of HIL's entire interest in HKCG, details of which are referred to in note 17.

Notes on the Condensed Interim Financial Statements (unaudited)

13 Trade and other receivables

	At 31 December 2007 HK$ million	At 30 June 2007 HK$ million
Instalments receivable	4,688	1,352
Debtors, prepayments and deposits	2,880	1,722
Gross amount due from customers for contract work	27	40
Amounts due from associates	758	364
Amounts due from jointly controlled entities	18	47
	8,371	3,525

(i) Included in trade and other receivables are trade debtors (net of impairment losses for bad and doubtful debts) with the following ageing analysis as of the balance sheet date:

	At 31 December 2007 HK$ million	At 30 June 2007 HK$ million
Current or under 1 month overdue	4,812	1,530
More than 1 month overdue and up to 3 months overdue	122	79
More than 3 months overdue and up to 6 months overdue	107	82
More than 6 months overdue	385	270
	5,426	1,961

(ii) For instalments receivable from sale of properties, collateral is usually obtained. Regular review and follow-up actions are carried out on overdue amounts to minimise the exposure to credit risk. In respect of rental income from leasing properties, monthly rents are received in advance and sufficient rental deposits are held to cover potential exposure to credit risk. For other trade receivables, credit terms given to customers are generally based on the financial strength and repayment history of each customer. As such, the Group does not obtain collateral from its customers. An ageing analysis of the receivables is prepared on a regular basis and is closely monitored to minimise any credit risk associated with these receivables. Adequate impairment losses have been made for estimated irrecoverable amounts.

Notes on the Condensed Interim Financial Statements (unaudited)

14 Cash and cash equivalents

	At 31 December 2007 HK$ million	At 30 June 2007 HK$ million
Deposits with banks and other financial institutions	7,710	6,040
Cash at bank and in hand	4,388	3,480
Cash and cash equivalents in the consolidated balance sheet	12,098	9,520
Cash and cash equivalents classified as held for sale	–	2
Bank overdrafts	(161)	(95)
Cash and cash equivalents in the condensed consolidated cash flow statement	11,937	9,427

15 Trade and other payables

	At 31 December 2007 HK$ million	At 30 June 2007 HK$ million
Creditors and accrued expenses	2,924	2,249
Rental and other deposits	542	500
Forward sales deposits received	1,830	1,328
Amounts due to associates	23	108
Amounts due to jointly controlled entities	162	212
	5,481	4,397

Included in trade and other payables are trade creditors with the following ageing analysis as of the balance sheet date:

	At 31 December 2007 HK$ million	At 30 June 2007 HK$ million
Due within 1 month and on demand	497	450
Due after 1 month but within 3 months	529	273
Due after 3 months but within 6 months	121	67
Due after 6 months	956	649
	2,103	1,439

Notes on the Condensed Interim Financial Statements (unaudited)

16 Guaranteed notes

On 25 July 2007, the Company through a wholly-owned subsidiary issued guaranteed loan notes (the "Notes") with aggregate principal amounts of US$325 million and £50 million, respectively under private placements in the United States of America and in Europe. The Notes with principal amounts of US$315 million and £50 million bear fixed interest rates ranging from 6.06% to 6.38% per annum and the remaining Notes with principal amount of US$10 million bear floating rate by reference to 3-month London Interbank Offered Rate. The Notes are guaranteed by the Company and will mature between 25 July 2014 and 25 July 2022.

17 Share capital

	Number of shares		Amount	
	At 31 December 2007 Million	At 30 June 2007 Million	**At 31 December 2007 HK$ million**	At 30 June 2007 HK$ million
Authorised:				
Ordinary shares of HK$2 each	**2,600**	2,600	**5,200**	5,200
Issued and fully paid:				
Ordinary shares of HK$2 each				
– At the beginning of the period/year	**1,943**	1,815	**3,886**	3,630
– Issue of shares	**204**	128	**408**	256
– At the end of the period/year	**2,147**	1,943	**4,294**	3,886

Pursuant to an agreement dated 2 October 2007 (as supplemented by a supplemental agreement dated 7 November 2007) entered into between the Company and HIL, the Company acquired HIL's entire interest in HKCG for a consideration which comprised, inter alia, the issue to HIL of the share entitlement note which conferred on the holder the right to call for the issue by the Company of 636,891,425 new ordinary shares of HK$2 each ("Shares") (including entitlement to the Company's final dividend for the year ended 30 June 2007). Out of the distribution of the entitlement to the aforementioned 636,891,425 Shares, the entitlement of the Company or its subsidiaries, which amounted to an aggregate of 432,729,035 Shares, was cancelled and the 432,729,035 Shares relating thereto were not allotted. As a result, only the remaining 204,162,390 Shares were issued and allotted on 17 December 2007 at the closing price of the Shares of HK$67.50 on that date. The Company's share capital and share premium account were increased by HK$408 million and HK$13,373 million, respectively.

Notes on the Condensed Interim Financial Statements (unaudited)

18 Commitments

At 31 December 2007, the Group had capital commitments not provided for in these condensed interim financial statements as follows:

		At 31 December 2007 HK$ million	At 30 June 2007 HK$ million
(i)	Contracted for acquisition of property and future development expenditure and the related costs of internal fixtures and fittings	**5,556**	4,065
(ii)	Future development expenditure and the related costs of internal fixtures and fittings approved by the directors but not contracted for	**4,001**	3,587
		9,557	**7,652**

19 Contingent liabilities

At 31 December 2007, contingent liabilities of the Group were as follows:

		At 31 December 2007 HK$ million	At 30 June 2007 HK$ million
(a)	Guarantees given by the Company and its subsidiaries to financial institutions on behalf of purchasers of flats	**3**	6

(b) In connection with the sale of certain subsidiaries and shareholders' loans to Sunlight REIT (the "Sale") in December 2006, the Group entered into Deeds of Tax Covenants with Sunlight REIT. Under the Deeds of Tax Covenants, the Group has undertaken to indemnify Sunlight REIT for any tax liabilities relating to events occurred on or before the completion of the Sale (the "Completion"), clawback of commercial building allowances and capital allowances granted up to the Completion and re-classification of the properties before the Completion. As at 31 December 2007, the Group had contingent liabilities in this connection of HK$31 million (30 June 2007: HK$31 million).

(c) At 31 December 2007, the Group had contingent liabilities in respect of performance bonds to guarantee for the due and proper performance of the subsidiaries' obligations amounting to HK$240 million (30 June 2007: HK$21 million).

Notes on the Condensed Interim Financial Statements (unaudited)

20 Material related party transactions

In addition to the transactions disclosed elsewhere in these condensed interim financial statements, the Group entered into the following material related party transactions during the period:

(a) Transactions with fellow subsidiaries

Details of material related party transactions between the Group and its fellow subsidiaries are as follows:

	For the six months ended 31 December	
	2007	2006
	HK$ million	HK$ million
Other interest expense (note i)	**19**	30

(b) Transactions with associates and jointly controlled entities

Details of material related party transactions between the Group and its associates and jointly controlled entities are as follows:

	For the six months ended 31 December	
	2007	2006
	HK$ million	HK$ million
Other interest income (note i)	**7**	7
Construction income (note ii)	**5**	75
Management fee income (note iii)	**19**	4
Professional fee income (note iii)	**2**	12
Sales commission income (note iii)	**29**	12
Rental expenses (note iii)	**33**	24

(c) Transactions with related companies

Details of material related party transactions between the Group and its related companies which represented trust funds managed by the directors of the Group are as follows:

	For the six months ended 31 December	
	2007	2006
	HK$ million	HK$ million
Building management service income (note iii)	**–**	13
Rental commission income (note iii)	**–**	6

Notes on the Condensed Interim Financial Statements (unaudited)

20 Material related party transactions (cont'd)

(c) Transactions with related companies (cont'd)

In addition, a related company leased certain units of the Group's investment properties during the six months ended 31 December 2007, with a monthly rental charged at 8% of the tenant's monthly turnover. The total rental income from the related company during the six months ended 31 December 2007 was HK$4 million (2006: HK$2 million) and there was no outstanding balance due from the related company as at 31 December 2007 (30 June 2007: HK$5 million).

Notes:

(i) Interest income and expenses are calculated on the balance of loans outstanding from time to time by reference to Hong Kong Interbank Offered Rate or prime rate.

(ii) These transactions represent cost reimbursements plus certain percentage thereon as service fees.

(iii) These transactions were carried out on normal commercial terms and in the ordinary course of business.

(d) Transactions with companies controlled by a director of the Company and transaction with a director of the Company

(i) Mr. Lee Ka Kit ("Mr. Lee"), a director of the Company, through companies controlled or owned by him (the "controlled entities") has separate interests in certain subsidiaries and associates of the Company or the Group and through which the Group holds its interest in certain development projects in mainland China. The controlled entities agreed to provide and had provided finance in the form of non interest-bearing advances to these subsidiaries and associates in accordance with the percentage of their equity interests in these companies.

At 31 December 2007, amounts due by the controlled entities to these subsidiaries amounted to HK$69 million (30 June 2007: amounts due from subsidiaries of HK$398 million) and advances by the controlled entities to these associates amounted to HK$80 million (30 June 2007: HK$536 million). Such amounts were unsecured and have no fixed terms of repayment.

(ii) On 3 August 2007, a wholly owned subsidiary of the Company entered into two agreements with, inter alia, Mr. Lee in relation to the acquisition by the Group of shareholdings in certain companies of which Mr. Lee is a shareholder and the related shareholders' loans owing by such companies to Mr. Lee as at 31 July 2007, for an aggregate consideration of HK$2,082 million. The acquisition was completed on 3 August 2007.

Notes on the Condensed Interim Financial Statements (unaudited)

20 Material related party transactions (cont'd)

(e) Transactions with a substantial shareholder of certain subsidiaries of the Company

On 12 December 2007, a wholly owned subsidiary of the Company ("First Purchaser") entered into an agreement with a company ("First Vendor") controlled by Mr. Yeung Sai Hong ("Mr. Yeung"), who is a substantial shareholder (as defined under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited) of certain subsidiaries of the Company, pursuant to which the First Purchaser acquired and took assignment from the First Vendor the entire issued share capital of two companies which collectively hold a piece of agricultural land in Yuen Long, New Territories, and the related shareholder's loan for an aggregate cash consideration of HK$332 million (subject to adjustment). The acquisition was completed on 12 December 2007.

On 12 December 2007, another wholly owned subsidiary of the Company ("Second Purchaser") entered into an agreement with another company ("Second Vendor") controlled by Mr. Yeung, pursuant to which the Second Purchaser acquired and took assignment from the Second Vendor the entire issued share capital of a company whose sole asset is its equity interest in a company holding a piece of agricultural land in Lok Wo Sha, New Territories, and the related shareholder's loan for an aggregate cash consideration of HK$264 million (subject to adjustment). The acquisition was completed on 12 December 2007.

21 Comparative figures

Certain comparative figures have been reclassified to conform with the current period's presentation.

Financial review

Review of results

The following discussions should be read in conjunction with the Company's unaudited condensed interim financial statements for the six months ended 31 December 2007.

Turnover and profit

	Turnover		Contribution from operations	
	Six months ended 31 December		Six months ended 31 December	
	2007	2006	2007	2006
	HK$ million	HK$ million	HK$ million	HK$ million
Business segments				
– Property development	**6,253**	2,715	**2,021**	1,155
– Property leasing	**1,291**	1,220	**854**	773
– Construction	**114**	78	**(6)**	33
– Infrastructure	**129**	73	**88**	43
– Hotel operation	**104**	73	**35**	29
– Other businesses	**518**	366	**187**	77
	8,409	4,525	**3,179**	2,110

	Six months ended 31 December	
	2007	2006
	HK$ million	HK$ million
Profit attributable to equity shareholders of the Company		
– including the Group's attributable share of changes in fair value of investment properties (net of deferred taxation) held by the Group, its associates and jointly controlled entities	**9,188**	3,793
– excluding the Group's attributable share of changes in fair value of investment properties (net of deferred taxation) held by the Group, its associates and jointly controlled entities	**3,758**	2,427

The Group recorded a growth in the turnover for the six months ended 31 December 2007 of HK$3,884 million, or 86%, to HK$8,409 million (2006: HK$4,525 million). The growth was contributed mainly by the property development business segment which benefited from the strong performance of the Hong Kong property market during the period.

Profit attributable to equity shareholders of the Company for the six months ended 31 December 2007, excluding the Group's attributable share of changes in fair value of investment properties (net of deferred taxation) held by the Group, its associates and jointly controlled entities, amounted to HK$3,758 million (2006: HK$2,427 million), representing an increase of HK$1,331 million, or 55%, over that for the same period in the last financial year. Such increase was mainly attributable to the increased profit contributions from the Group's property development, property leasing and infrastructure businesses, as well as the gains on disposal of certain property interests of the Group during the period.

Discussions on the major business segments are set out below.

Property development

Revenue from property development for the six months ended 31 December 2007 amounted to HK$6,253 million (2006: HK$2,715 million), representing an increase of HK$3,538 million, or 130%, over that for the same period in the last financial year. This was mainly attributable to the sales of various property development projects during the period, including The Beverly Hills Phase I, Grand Waterfront, The Sherwood, CentreStage, CentrePlace and Midas Plaza. Accordingly, profit contribution reached HK$2,021 million (2006: HK$1,155 million), representing an increase of HK$866 million, or 75%, over that for the same period in the last financial year.

During the six months ended 31 December 2007, the Group's share of pre-tax profit contributions from subsidiaries, associates and jointly controlled entities in relation to property development segment amounted to HK$2,021 million (2006: HK$1,155 million), HK$1,210 million (2006: HK$894 million) and HK$430 million (2006: HK$160 million), respectively.

Property leasing

Revenue from property leasing for the six months ended 31 December 2007 amounted to HK$1,291 million (2006: HK$1,220 million), representing an increase of HK$71 million, or 6%, over that for the same period in the last financial year. The growth was mainly attributable to the increase in the average rental rates for new leases and lease renewals for investment properties in Hong Kong during the period. Profit contribution from property leasing for the period amounted to HK$854 million (2006: HK$773 million), representing an increase of HK$81 million, or 10%, over that for the same period in the last financial year.

Taking into account the Group's share of leasing revenue from investment properties owned by subsidiaries, associates and jointly controlled entities, gross revenue from property leasing attributable to the Group amounted to HK$1,886 million (2006: HK$1,691 million), representing an increase of HK$195 million, or 12%, over that for the same period in the last financial year.

During the six months ended 31 December 2007, the Group's share of pre-tax net rental income from investment properties owned by the subsidiaries, associates and jointly controlled entities (before any changes in fair value of investment properties and related deferred taxation) amounted to HK$854 million (2006: HK$773 million), HK$162 million (2006: HK$136 million) and HK$303 million (2006: HK$230 million), respectively.

Construction

The Group principally engages in construction contracts for property development projects in which the Group participates, including property development projects undertaken by the Group's associates and jointly controlled entities. During the six months ended 31 December 2007, turnover from construction activities increased by 46% to HK$114 million (2006: HK$78 million) which mainly reflects the increased activity of construction work undertaken during the period for a major property development project, when compared with that for the same period in the last financial year. The construction segment reported an operating loss of HK$6 million during the period (2006: Operating profit contribution of HK$33 million, which is mainly attributable to the write back of over-provision for direct costs during the corresponding six-month period ended 31 December 2006 in relation to direct costs incurred prior to that period).

Infrastructure

Infrastructure projects in mainland China reported a turnover of HK$129 million for the six months ended 31 December 2007 (2006: HK$73 million), representing an increase of HK$56 million, or 77%, over that for the same period in the last financial year. This was mainly attributable to the increase in traffic volume of a toll bridge in Hangzhou following the completion of major repairs and maintenance work in October 2006. Profit contribution from this business segment for the period increased by HK$45 million, or 105%, to HK$88 million (2006: HK$43 million).

Hotel operation

Following the commencement of commercial operations of Newton Place Hotel in Kwun Tong in July 2007, revenue and profit contribution from hotel operation for the six months ended 31 December 2007 increased to HK$104 million (2006: HK$73 million) and HK$35 million (2006: HK$29 million), respectively.

Other businesses

Other businesses comprise mainly provision of finance, department stores operations, investment holding, project management, property management, agency services and provision of cleaning and security guard services, which altogether reported a turnover of HK$518 million for the six months ended 31 December 2007 (2006: HK$366 million), representing an increase of HK$152 million, or 42%, over that for the same period in the last financial year. The growth in the turnover was contributed mainly by the department stores operations, the provision of project management services and the proceeds from disposal of a property held for development of the Group during the period. Accordingly, profit contribution from other businesses for the period increased by HK$110 million, or 143%, to HK$187 million (2006: HK$77 million).

Associates

The Group's share of post-tax profits less losses of associates during the period amounted to HK$1,934 million (2006: HK$1,620 million), representing an increase of HK$314 million, or 19%, over that for the same period in the last financial year. Excluding the Group's attributable share of changes in fair value of investment properties (net of deferred taxation) held by the associates during the period, the Group's share of the underlying post-tax profits less losses of associates for the period amounted to HK$1,460 million (2006: HK$1,353 million), representing an increase of HK$107 million, or 8%, over that for the same period in the last financial year.

In respect of the Group's three listed associates (namely, The Hong Kong and China Gas Company Limited ("HKCG"), Miramar Hotel and Investment Company, Limited ("Miramar") and Hong Kong Ferry (Holdings) Company Limited ("HK Ferry")), the Group's aggregate share of their post-tax profits for the period amounted to HK$1,638 million (2006: HK$1,462 million), representing an increase of HK$176 million, or 12%, over that for the same period in the last financial year. Excluding the Group's attributable share of changes in fair value of investment properties (net of deferred taxation) held by these three listed associates during the period, the Group's share of the underlying post-tax profits of these three listed associates amounted to HK$1,257 million (2006: HK$1,242 million), representing an increase of HK$15 million, or 1%, over that for the same period in the last financial year. During the six months ended 31 December 2007, the Group recorded (i) an increase in share of profit from HK Ferry by HK$63 million for the reason of increased profit contribution from financial income and investment income; and (ii) an increase in share of profit from Miramar by HK$13 million for the reason of increased profit contribution from property leasing business, the aggregate effect of which is partially offset by a decrease in share of profit from HKCG by HK$61 million due to the decrease in net realised and unrealised gains and interest income on financial assets at fair value during the period when compared with the same period in the last financial year.

Jointly controlled entities

The Group's share of post-tax profits less losses of jointly controlled entities which are mainly engaged in property development and property investment activities amounted to HK$2,198 million (2006: HK$1,332 million), representing an increase of HK$866 million, or 65%, over that for the same period in the last financial year. Excluding the Group's attributable share of changes in fair value of investment properties (net of deferred taxation) held by the jointly controlled entities during the period, the Group's share of the underlying post-tax profits less losses of jointly controlled entities amounted to HK$581 million (2006: HK$453 million), representing an increase of HK$128 million, or 28%, over that for the same period in the last financial year. Such increase was mainly attributable to the increase in the Group's share of profit arising from the sale of Grand Promenade.

Finance costs

Finance costs recognised as expenses for the six months ended 31 December 2007 were HK$269 million (2006: HK$295 million). Finance costs before interest capitalisation for the period were HK$574 million (2006: HK$551 million). During the period, the Group's effective borrowing rate ranged between 4.73% to 5.67% per annum (2006: 4.33% to 4.57% per annum).

Revaluation of investment properties

The Group recognised a revaluation gain on its investment properties (before deferred taxation and minority interests) of HK$4,153 million (2006: HK$752 million) in the consolidated profit and loss account for the six months ended 31 December 2007.

Issue of new shares

As referred to in the paragraph headed "Material acquisitions and disposals" below, for the purpose of financing the Group's acquisition of interest in HKCG from Henderson Investment Limited ("HIL"), a subsidiary of the Company whose shares are listed on The Stock Exchange of Hong Kong Limited, the Company issued 204,162,390 new ordinary shares at a price of HK$67.50 per ordinary share on 17 December 2007.

Financial resources and liquidity

External borrowings

On 25 July 2007, the Group issued loan notes (the "Notes") which in aggregate amounted to HK$3,313 million at 31 December 2007. The Notes comprised five tranches for an aggregate amount of US$325 million (equivalent to HK$2,534 million at 31 December 2007) and one tranche in the amount of £50 million (equivalent to HK$779 million at 31 December 2007). These tranches bear fixed interest rates (except for one tranche in the amount of US$10 million which bears floating interest rate) and have maturity periods of between seven to fifteen years. The issue of the Notes extended the debt maturity profile of the Group at 31 December 2007.

Maturity profile and interest cover

At 31 December 2007, the aggregate amount of the Group's bank and other borrowings amounted to approximately HK$29,378 million (30 June 2007: HK$18,270 million), the vast majority of which was unsecured. The maturity profile of the bank and other borrowings, the cash and bank balances and the gearing ratio of the Group were as follows:

	At 31 December 2007 HK$ million	At 30 June 2007 HK$ million
Bank and other borrowings repayable:		
- Within 1 year	**2,956**	3,007
- After 1 year but within 2 years	**5,681**	1,325
- After 2 years but within 5 years	**17,428**	13,938
- After 5 years	**3,313**	-
Total bank and other borrowings	**29,378**	18,270
Less: Cash and bank balances	**(12,098)**	(9,520)
Net bank and other borrowings	**17,280**	8,750
Shareholders' funds	**114,872**	92,219
Gearing ratio (%)	**15.0%**	9.5%

Gearing ratio is calculated based on the net bank and other borrowings and shareholders' funds of the Group as at the balance sheet date. The Group's gearing ratio increased from 9.5% as at 30 June 2007 to 15.0% as at 31 December 2007, which is attributable mainly to the combined effect of the increase in the Group's net borrowings during the period, the enlargement in the capital base as a result of the Company's issue of new shares and the Group's profit attributable to equity shareholders for the period.

The interest cover of the Group is calculated as follows:

	Six months ended 31 December 2007 HK$ million	2006 HK$ million
Profit from operations (before changes in fair value of investment properties) plus the Group's share of the underlying profits less losses of associates and jointly controlled entities (before taxation)	5,423	3,909
Interest expense (before interest capitalisation)	552	534
Interest cover (times)	10	7

During the period, the Group demonstrated a strong ability in servicing its interest payments.

With abundant banking facilities in place and the recurrent income generation from its operations, the Group has adequate financial resources in meeting the funding requirements for its ongoing operations as well as its future expansion.

Treasury and financial management

The Group is exposed to interest rate and foreign exchange risks. To efficiently and effectively manage these risks, the Group's financing and treasury activities were centrally co-ordinated at the corporate level. As a matter of policy, all transactions in derivative financial instruments are undertaken for risk management purposes only and no derivative financial instruments are held by the Group for speculative purposes.

The Group conducts its businesses primarily in Hong Kong with the related cash flows, assets and liabilities being denominated mainly in Hong Kong dollars ("HKD"). The Group's primary foreign exchange exposure arises from its property developments and investments in mainland China, which are denominated in Renminbi ("RMB"), and the Notes, which are denominated in United States dollars and Sterling.

In respect of the Group's operations in mainland China, apart from its capital contributions and, in some cases, loan contributions to projects which are denominated in RMB and are not hedged, the Group endeavours to establish a natural hedge by maintaining an appropriate level of external borrowings in RMB. In respect of the Notes, during the period, the Group entered into swap contracts with certain counterparty banks. The purpose of the swap contracts is to enable the Group to hedge against the interest rate risk and foreign exchange risk which may arise during the period between the issue date and the maturity date in respect of the entire amount of each tranche of the Notes. As a result, the Group does not expect any significant interest rate risk and foreign exchange risk exposures in relation to the Notes.

Material acquisitions and disposals

Pursuant to an agreement dated 2 October 2007 (as supplemented by a supplemental agreement dated 7 November 2007) entered into between the Company and HIL, the Company acquired HIL's entire interest in HKCG (the "HKCG Interest") for a consideration of HK$50,264 million. Completion of the acquisition took place on 17 December 2007 ("Completion Date"). The consideration payable by the Company to HIL comprised (i) the issue to HIL of the share entitlement note which conferred on the holder thereof the right to call for the issue by the Company of 636,891,425 new ordinary shares at the closing share price on the Completion Date (including entitlement to the Company's final dividend for the year ended 30 June 2007); and (ii) cash of HK$6,828 million. During the period, the Group recorded a goodwill arising from the acquisition of the HKCG Interest in the amount of HK$10,727 million, which is accounted for under the Group's interest in associates.

Save as disclosed above, the Group did not undertake any significant acquisition or disposal of assets or subsidiaries outside its core businesses during the period.

Charge on assets

Assets of the Group were not charged to any third parties at 30 June 2007 and 31 December 2007, except that certain project financing facilities which were extended by banks to a subsidiary of the Company engaged in infrastructure projects in mainland China were secured by the Group's toll highway operation rights. At 31 December 2007, the outstanding balance of the Group's secured bank loans was HK$6 million (30 June 2007: HK$29 million).

Capital commitments

At 31 December 2007, capital commitments of the Group amounted to HK$9,557 million (30 June 2007: HK$7,652 million).

Contingent liabilities

At 31 December 2007, the Group's contingent liabilities amounted to HK$274 million (30 June 2007: HK$58 million).

Employees and remuneration policy

At 31 December 2007, the Group had approximately 7,200 (30 June 2007: 7,200) full-time employees. The remuneration of the employees is in line with the market and commensurable with the level of pay in the industry. Discretionary year-end bonuses are payable to the employees based on individual performance. Other benefits to the employees include medical insurance, retirement scheme, training programmes and education subsidies.

Total staff costs for the six months ended 31 December 2007 amounted to HK$666 million (2006: HK$531 million).

Other Information

Revolving Credit Agreement with Covenants of the Controlling Shareholders

A wholly-owned subsidiary of the Company has continuously acted as borrower for a HK$10,000,000,000 revolving credit facility obtained in 2004 as per the Company's announcement dated 17 September 2004 that consists of a 5-year and a 7-year tranche in equal amounts (the "First Facility") from a syndicate of banks under the guarantee given by the Company.

As also disclosed in the Company's announcement dated 26 July 2006, a wholly-owned subsidiary of the Company, as borrower, has obtained a HK$13,350,000,000 5-year revolving credit facility (the "Second Facility") from a syndicate of banks under the guarantee given by the Company.

In connection with the respective First Facility and Second Facility, it will be an event of default if the Company ceases to be ultimately controlled by Dr. Lee Shau Kee and/or his family and/or companies controlled by any of them or any trust in which Dr. Lee Shau Kee and/or his family and/or companies controlled by any of them are beneficiaries. If any event of default occurs, the respective First Facility and Second Facility may become due and payable on demand.

Review of Interim Results

The unaudited interim results for the six months ended 31 December 2007 have been reviewed by the auditors of the Company, KPMG in accordance with Hong Kong Standard on Review Engagements 2410 "Review of interim financial information performed by the independent auditor of the entity" issued by the Hong Kong Institute of Certified Public Accountants, the report of which is included on page 58.

Purchase, Sale or Redemption of the Company's Listed Securities

Except for such shares issued pursuant to the Share Entitlement Note, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company's listed securities during the period under review.

Audit Committee

The Audit Committee met in March 2008 and reviewed the systems of internal control and compliance and the interim report for the six months ended 31 December 2007.

Code on Corporate Governance Practices

During the six months ended 31 December 2007, the Company has complied with the Code on Corporate Governance Practices (the "CGP Code") as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), except that the roles of the chairman and the chief executive officer of the Company have not been segregated under code provision A.2.1 of the CGP Code. The Company is of the view that it is in the best interest of the Company that Dr. Lee Shau Kee, with his profound expertise in the property business, shall continue in his dual capacity as the Chairman and Managing Director.

Model Code for Securities Transactions by Directors

The Company has adopted the Model Code of the Listing Rules as the code for dealing in securities of the Company by the Directors (the "Model Code"). Having made specific enquiry, the Company confirmed that all Directors have complied with the required standard as set out in the Model Code.

By Order of the Board
Timon LIU Cheung Yuen
Company Secretary

Hong Kong, 27 March 2008

As at the date of this report, the Board comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, John Yip Ying Chee, Alexander Au Siu Kee, Suen Kwok Lam, Lee King Yue, Fung Lee Woon King, Eddie Lau Yum Chuen, Li Ning and Patrick Kwok Ping Ho; (2) non-executive directors: Woo Po Shing, Leung Hay Man, Angelina Lee Pui Ling, Lee Tat Man and Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (3) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.

Disclosure of Interests

Directors' Interests in Shares

As at 31 December 2007, the interests and short positions of each Director of the Company in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) as recorded in the register required to be kept under Section 352 of the SFO or which were notified to the Company or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Companies were as follows:

Ordinary Shares (unless otherwise specified)

Long Positions

Name of Company	Name of Director	Note	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% Interest
Henderson Land Development Company Limited	Lee Shau Kee	1	7,269,006		1,124,111,866		1,131,380,872	52.70
	Lee Ka Kit	1				1,124,111,866	1,124,111,866	52.36
	Lee Ka Shing	1				1,124,111,866	1,124,111,866	52.36
	Li Ning	1		1,124,111,866			1,124,111,866	52.36
	Lee Tat Man	2	111,393				111,393	0.01
	Lee Pui Ling, Angelina	3	30,000				30,000	0.00
	Lee King Yue	4	252,263		19,800		272,063	0.01
	Fung Lee Woon King	5	1,000,000				1,000,000	0.05
	Woo Ka Biu, Jackson	6		2,000			2,000	0.00
Henderson Investment Limited	Lee Shau Kee	7	34,779,936		2,076,089,007		2,110,868,943	69.27
	Lee Ka Kit	7				2,076,089,007	2,076,089,007	68.13
	Lee Ka Shing	7				2,076,089,007	2,076,089,007	68.13
	Li Ning	7		2,076,089,007			2,076,089,007	68.13
	Lee Tat Man	8	6,666				6,666	0.00
	Lee King Yue	9	1,001,739				1,001,739	0.03
The Hong Kong and China Gas Company Limited	Lee Shau Kee	10	3,548,791		2,459,824,950		2,463,373,741	40.65
	Lee Ka Kit	10				2,459,824,950	2,459,824,950	40.59
	Lee Ka Shing	10				2,459,824,950	2,459,824,950	40.59
	Li Ning	10		2,459,824,950			2,459,824,950	40.59
	Au Siu Kee, Alexander	11		55,000			55,000	0.00

Henderson Land Development Company Limited

Ordinary Shares (unless otherwise specified) (Cont'd)

Long Positions

Name of Company	Name of Director	Note	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% Interest
Hong Kong Ferry (Holdings) Company Limited	Lee Shau Kee	12	7,799,220		111,732,090		119,531,310	33.55
	Lee Ka Kit	12				111,732,090	111,732,090	31.36
	Lee Ka Shing	12				111,732,090	111,732,090	31.36
	Li Ning	12		111,732,090			111,732,090	31.36
	Lam Ko Yin, Colin	13	150,000				150,000	0.04
	Fung Lee Woon King	14	465,100				465,100	0.13
	Leung Hay Man	15	2,250				2,250	0.00
Miramar Hotel and Investment Company, Limited	Lee Shau Kee	16			255,188,250		255,188,250	44.21
	Lee Ka Kit	16				255,188,250	255,188,250	44.21
	Lee Ka Shing	16				255,188,250	255,188,250	44.21
	Li Ning	16		255,188,250			255,188,250	44.21
	Woo Po Shing	17	2,705,000		2,455,000		5,160,000	0.89
Towngas China Company Limited	Lee Shau Kee	18			887,672,901		887,672,901	45.37
	Lee Ka Kit	18				887,672,901	887,672,901	45.37
	Lee Ka Shing	18				887,672,901	887,672,901	45.37
	Li Ning	18		887,672,901			887,672,901	45.37

Ordinary Shares (unless otherwise specified) (Cont'd)

Long Positions

Name of Company	Name of Director	Note	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% Interest
Henderson Development Limited	Lee Shau Kee	19			8,190 (Ordinary A Shares)		8,190 (Ordinary A Shares)	100.00
	Lee Shau Kee	20			3,510 (Non-voting B Shares)		3,510 (Non-voting B Shares)	100.00
	Lee Shau Kee	21	35,000,000 (Non-voting Deferred Shares)		15,000,000 (Non-voting Deferred Shares)		50,000,000 (Non-voting Deferred Shares)	100.00
	Lee Ka Kit	19				8,190 (Ordinary A Shares)	8,190 (Ordinary A Shares)	100.00
	Lee Ka Kit	20				3,510 (Non-voting B Shares)	3,510 (Non-voting B Shares)	100.00
	Lee Ka Kit	21				15,000,000 (Non-voting Deferred Shares)	15,000,000 (Non-voting Deferred Shares)	30.00
	Lee Ka Shing	19				8,190 (Ordinary A Shares)	8,190 (Ordinary A Shares)	100.00
	Lee Ka Shing	20				3,510 (Non-voting B Shares)	3,510 (Non-voting B Shares)	100.00
	Lee Ka Shing	21				15,000,000 (Non-voting Deferred Shares)	15,000,000 (Non-voting Deferred Shares)	30.00
	Li Ning	19		8,190 (Ordinary A Shares)			8,190 (Ordinary A Shares)	100.00
	Li Ning	20		3,510 (Non-voting B Shares)			3,510 (Non-voting B Shares)	100.00
	Li Ning	21		15,000,000 (Non-voting Deferred Shares)			15,000,000 (Non-voting Deferred Shares)	30.00

Ordinary Shares (unless otherwise specified) (Cont'd)

Long Positions

Name of Company	Name of Director	Note	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% Interest
Best Homes Limited	Lee Shau Kee	22			26,000		26,000	100.00
	Lee Ka Kit	22				26,000	26,000	100.00
	Lee Ka Shing	22				26,000	26,000	100.00
	Li Ning	22		26,000			26,000	100.00
Drinkwater Investment Limited	Leung Hay Man	23			5,000		5,000	4.49
	Woo Po Shing	24			3,250		3,250	2.92
Feswin Investment Limited	Lee Ka Kit	25			5,000	5,000	10,000	100.00
Fordley Investment Limited	Fung Lee Woon King	26	2,000				2,000	20.00
Gain Base Development Limited	Fung Lee Woon King	27	50				50	5.00
Henfield Properties Limited	Lee Ka Kit	28			4,000	6,000	10,000	100.00
Heyield Estate Limited	Lee Shau Kee	29			100		100	100.00
	Lee Ka Kit	29				100	100	100.00
	Lee Ka Shing	29				100	100	100.00
	Li Ning	29		100			100	100.00
Pettystar Investment Limited	Lee Shau Kee	30			3,240		3,240	80.00
	Lee Ka Kit	30				3,240	3,240	80.00
	Lee Ka Shing	30				3,240	3,240	80.00
	Li Ning	30		3,240			3,240	80.00

Save as disclosed above, none of the Directors or Chief Executive of the Company or their associates had any interests or short positions in any shares, underlying shares or debentures of the Company or any of its associated corporations as defined in the SFO.

Arrangements to Purchase Shares or Debentures

At no time during the six months ended 31 December 2007 was the Company or any of its holding companies, subsidiary companies or fellow subsidiaries a party to any arrangement to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

Substantial Shareholders' and Others' Interests

As at 31 December 2007, the interests and short positions of every person, other than Directors of the Company, in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO were as follows:

Long Positions

	No. of shares in which interested	% Interest
Substantial Shareholders:		
Rimmer (Cayman) Limited (Note 1)	1,124,111,866	52.36
Riddick (Cayman) Limited (Note 1)	1,124,111,866	52.36
Hopkins (Cayman) Limited (Note 1)	1,124,111,866	52.36
Henderson Development Limited (Note 1)	1,122,745,800	52.30
Yamina Investment Limited (Note 1)	538,437,300	25.08
Believegood Limited (Note 1)	222,045,300	10.34
South Base Limited (Note 1)	222,045,300	10.34
Person other than Substantial Shareholders:		
Cameron Enterprise Inc. (Note 1)	145,090,000	6.76
Third Avenue Management LLC on behalf of numerous portfolios	140,224,813	6.53
Third Avenue Management LLC on behalf of the Third Avenue Value Fund (Note 31)	103,328,000	5.32

Notes:

1. Of these shares, Dr. Lee Shau Kee was the beneficial owner of 7,269,006 shares and for the remaining 1,124,111,866 shares, (i) 570,743,800 shares were owned by Henderson Development Limited ("HD"); (ii) 7,962,100 shares were owned by Sandra Investment Limited which was a wholly-owned subsidiary of HD; (iii) 145,090,000 shares were owned by Cameron Enterprise Inc.; 222,045,300 shares were owned by Believegood Limited which was wholly-owned by South Base Limited; 61,302,000 shares were owned by Prosglass Investment Limited which was wholly-owned by Jayasia Investments Limited; 55,000,000 shares were owned by Fancy Eye Limited which was wholly-owned by Mei Yu Ltd.; 55,000,000 shares were owned by Spreadral Limited which was wholly-owned by World Crest Ltd.; and Cameron Enterprise Inc., South Base Limited, Jayasia Investments Limited, Mei Yu Ltd. and World Crest Ltd. were wholly-owned subsidiaries of Yamina Investment Limited which in turn was 100% held by HD; (iv) 5,602,600 shares were owned by Superfun Enterprises Limited, a wholly-owned subsidiary of The Hong Kong and China Gas Company Limited ("China Gas") which was 39.06% held by Henderson Land Development Company Limited ("HL") which in turn was 52.30% held by HD; and (v) 1,366,066 shares were owned by Fu Sang Company Limited ("Fu Sang"). Hopkins (Cayman) Limited ("Hopkins") as trustee of a unit trust (the "Unit Trust") owned all the issued ordinary shares of HD and Fu Sang. Rimmer (Cayman) Limited ("Rimmer") and Riddick (Cayman) Limited ("Riddick"), as trustees of respective discretionary trusts, held units in the Unit Trust. The entire issued share capital of Hopkins, Rimmer and Riddick were owned by Dr. Lee Shau Kee. Dr. Lee Shau Kee was taken to be interested in these shares by virtue of the Securities and Futures Ordinance ("SFO"). As directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.

2. Mr. Lee Tat Man was the beneficial owner of these shares.

3. Mrs. Lee Pui Ling, Angelina was the beneficial owner of these shares.

4. Mr. Lee King Yue was the beneficial owner of 252,263 shares, and the remaining 19,800 shares were held by Ngan Hei Development Company Limited which was 50% each owned by Mr. Lee King Yue and his wife.

5. Madam Fung Lee Woon King was the beneficial owner of these shares.

6. These shares were owned by the wife of Mr. Woo Ka Biu, Jackson.

7. Of these shares, Dr. Lee Shau Kee was the beneficial owner of 34,779,936 shares, and for the remaining 2,076,089,007 shares, (i) 802,854,200 shares, 602,398,418 shares, 363,328,900 shares, 217,250,000 shares and 84,642,341 shares were respectively owned by Banshing Investment Limited, Markshing Investment Limited, Covite Investment Limited, Gainwise Investment Limited and Darnman Investment Limited, all of which were wholly-owned subsidiaries of Kingslee S.A. which in turn was 100% held by HL; and (ii) 5,615,148 shares were owned by Fu Sang. Dr. Lee Shau Kee was taken to be interested in HL and Fu Sang as set out in Note 1 and HI by virtue of the SFO. As directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.

8. Mr. Lee Tat Man was the beneficial owner of these shares.

9. Mr. Lee King Yue was the beneficial owner of these shares.

10. Of these shares, Dr. Lee Shau Kee was the beneficial owner of 3,548,791 shares, and for the remaining 2,459,824,950 shares, (i) 1,274,927,055 shares and 532,647,502 shares were respectively owned by Disralei Investment Limited and Medley Investment Limited, both of which were wholly-owned subsidiaries of Timpani Investments Limited; 559,359,540 shares were owned by Macrostar Investment Limited, a wholly-owned subsidiary of Chelco Investment Limited; and Timpani Investments Limited and Chelco Investment Limited were wholly-owned subsidiaries of Faxson Investment Limited which in turn was 100% held by HL; (ii) 4,363,119 shares were owned by Boldwin Enterprises Limited, a wholly-owned subsidiary of Yamina Investment Limited which was 100% held by HD; and (iii) 88,527,734 shares were owned by Fu Sang. Dr. Lee Shau Kee was taken to be interested in HL, HD and Fu Sang as set out in Note 1 and China Gas by virtue of the SFO. As directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.

11. These shares were owned by the wife of Mr. Au Siu Kee, Alexander.

12. Of these shares, Dr. Lee Shau Kee was the beneficial owner of 7,799,220 shares, and for the remaining 111,732,090 shares, (i) 23,400,000 shares each were respectively owned by Graf Investment Limited, Mount Sherpa Limited and Paillard Investment Limited, all of which were wholly-owned subsidiaries of Pataca Enterprises Limited which in turn was 100% held by HL; and (ii) 41,532,090 shares were held by Wiselin Investment Limited, a wholly-owned subsidiary of Max-mercan Investment Limited; Max-mercan Investment Limited was wholly-owned by Camay Investment Limited which in turn was 100% held by HL. Dr. Lee Shau Kee was taken to be interested in HL as set out in Note 1 and Hong Kong Ferry (Holdings) Company Limited by virtue of the SFO. As directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.

13. Mr. Lam Ko Yin, Colin was the beneficial owner of these shares.

14. Madam Fung Lee Woon King was the beneficial owner of these shares.

15. Mr. Leung Hay Man was the beneficial owner of these shares.

16. Of these shares, 100,612,750 shares, 79,121,500 shares and 75,454,000 shares were respectively owned by Higgins Holdings Limited, Multiglade Holdings Limited and Threadwell Limited, all of which were wholly-owned subsidiaries of Aynbury Investments Limited which in turn was 100% held by HL. Dr. Lee Shau Kee was taken to be interested in HL as set out in Note 1 and Miramar Hotel and Investment Company, Limited by virtue of the SFO. As directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.

17. Of these shares, Sir Po-shing Woo was the beneficial owner of 2,705,000 shares, and the remaining 2,455,000 shares were held by Fong Fun Company Limited which was 50% owned by Sir Po-shing Woo.

18. These shares were owned by Hong Kong & China Gas (China) Limited and Planwise Properties Limited, wholly-owned subsidiaries of China Gas. Dr. Lee Shau Kee was taken to be interested in China Gas as set out in Note 10 and Towngas China Company Limited by virtue of the SFO. As directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.

19. These shares were held by Hopkins as trustee of the Unit Trust.

20. These shares were held by Hopkins as trustee of the Unit Trust.

21. Of these shares, Dr. Lee Shau Kee was the beneficial owner of 35,000,000 shares, and Fu Sang owned the remaining 15,000,000 shares.

22. Of these shares, (i) 10,400 shares were owned by HL; (ii) 2,600 shares were owned by HD; and (iii) 13,000 shares were owned by Manifest Investments Limited which was 50% held by Wealth Sand Limited which in turn was 70% held by Firban Limited. Firban Limited was 50% held by each of Perfect Bright Properties Inc. and Furnline Limited, both of which were wholly-owned subsidiaries of Jetwin International Limited. Triton (Cayman) Limited as trustee of a unit trust owned all the issued share capital of Jetwin International Limited. Triumph (Cayman) Limited and Victory (Cayman) Limited, as trustees of respective discretionary trusts, held units in the unit trust. The entire share capital of Triton (Cayman) Limited, Triumph (Cayman) Limited and Victory (Cayman) Limited were owned by Dr. Lee Shau Kee who was taken to be interested in such shares by virtue of the SFO. As discretionary beneficiaries of the discretionary trusts holding units in such unit trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in such shares by virtue of the SFO. As the spouse of a discretionary beneficiary of the discretionary trusts holding units in such unit trust, Mr. Li Ning was taken to be interested in such shares by virtue of the SFO.

23. These shares were held by Gilbert Investment Inc. which was wholly-owned by Mr. Leung Hay Man.

24. These shares were held by Coningham Investment Inc. which was wholly-owned by Fong Fun Investment Inc. of which 50% was owned by Sir Po-shing Woo and 50% by his wife.

25. Of these shares, (i) 5,000 shares were owned by Applecross Limited which was wholly-owned by Mr. Lee Ka Kit; and (ii) 5,000 shares were owned by Henderson (China) Investment Company Limited, a wholly-owned subsidiary of Andcoe Limited which was wholly-owned by Henderson China Holdings Limited ("HC"), an indirect wholly-owned subsidiary of HL.

26. Madam Fung Lee Woon King was the beneficial owner of these shares.

27. Madam Fung Lee Woon King was the beneficial owner of these shares.

28. Of these shares, (i) 4,000 shares were owned by Applecross Limited which was wholly-owned by Mr. Lee Ka Kit; and (ii) 6,000 shares were owned by Henderson (China) Investment Company Limited, a wholly-owned subsidiary of Andcoe Limited which was wholly-owned by HC.

29. Of these shares, (i) 80 shares were owned by Tactwin Development Limited, a wholly-owned subsidiary of HL; (ii) 10 shares were owned by Henderson Finance Company Limited, a wholly-owned subsidiary of HD; and (iii) 5 shares each were owned by Perfect Bright Properties Inc. and Furnline Limited, both of which were wholly-owned subsidiaries of Jetwin International Limited.

30. Of these shares, (i) 3,038 shares were owned by HL; and (ii) 202 shares were owned by Allied Best Investment Limited which was 50% held by each of Perfect Bright Properties Inc. and Furnline Limited, both of which were wholly-owned subsidiaries of Jetwin International Limited.

31. These shares formed part of the 140,224,813 Shares held by Third Avenue Management LLC on behalf of numerous portfolios.



REVIEW REPORT TO THE BOARD OF DIRECTORS OF HENDERSON LAND DEVELOPMENT COMPANY LIMITED

Introduction

We have reviewed the condensed interim financial statements set out on pages 18 to 42 which comprise the consolidated balance sheet of Henderson Land Development Company Limited as of 31 December 2007 and the related consolidated profit and loss account, and consolidated statement of changes in equity and condensed consolidated cash flow statement for the six month period then ended and explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial statements to be in compliance with the relevant provisions thereof and Hong Kong Accounting Standard 34 "Interim financial reporting" issued by the Hong Kong Institute of Certified Public Accountants. The directors are responsible for the preparation and presentation of the interim financial statements in accordance with Hong Kong Accounting Standard 34.

Our responsibility is to form a conclusion, based on our review, on the condensed interim financial statements and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Scope of review

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410 "Review of interim financial information performed by the independent auditor of the entity" issued by the Hong Kong Institute of Certified Public Accountants. A review of the interim financial statements consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed interim financial statements as at 31 December 2007 are not prepared, in all material respects, in accordance with Hong Kong Accounting Standard 34 "Interim financial reporting".

KPMG
Certified Public Accountants

8th Floor, Prince's Building
10 Chater Road
Central, Hong Kong

27 March 2008

二零零七／二零零八年度中期業績摘要

	註	截至十二月三十一日止六個月 二零零七年 未經審核 港幣百萬元	二零零六年 未經審核 港幣百萬元	變動
物業銷售				
一 營業額	1	**8,174**	4,079	+100%
一 盈利貢獻	1	**3,672**	2,208	+66%
租金收入淨額	2	**1,319**	1,139	+16%
股東應佔盈利				
一 公佈盈利		**9,188**	3,793	+142%
一 基本盈利	3	**3,758**	2,427	+55%
		港幣	港幣	
每股盈利				
一 公佈盈利		**4.69**	2.06	+128%
一 基本盈利	3	**1.92**	1.32	+45%
每股中期股息		**0.40**	0.40	–
		於二零零七年 十二月三十一日 未經審核 港幣	於二零零七年 六月三十日 經審核 港幣	
每股資產淨值	4	**53.50**	47.47	+13%
		港幣百萬元	港幣百萬元	
股東權益		**114,872**	92,219	+25%
淨借貸		**17,280**	8,750	+97%
淨借貸相對股東權益		**15.0%**	9.5%	+5.5 百分點

		香港 百萬平方呎
於二零零七年十二月三十一日之土地儲備(以所佔樓面面積計)		
一 待發展／發展中之物業項目	5	**8.1**
一 已建成收租物業	6	**10.3**
		18.4
農地(總土地面積)		**33.4**

		中國內地 百萬平方呎
於二零零七年十二月三十一日之土地儲備(以所佔樓面面積計)		
一 待發展／發展中之物業項目		**116.3**
一 已建成收租物業		**3.1**
		119.4

註：

1 為集團應佔旗下附屬公司、聯營公司及共同控制公司於本港之售樓收入
2 為集團於中、港兩地由旗下附屬公司、聯營公司及共同控制公司所持有之投資物業應佔租金收入淨額
3 撇除旗下附屬公司、聯營公司及共同控制公司所持有之投資物業重估盈餘(經扣減遞延稅項)
4 代表本公司股東應佔數額
5 包括建成存貨應佔樓面面積一百一十萬平方呎
6 包括一百萬平方呎應佔樓面面積之酒店物業

中期業績及股息

董事局宣佈本集團截至二零零七年十二月三十一日止六個月內，股東應佔未經審核之盈利為港幣九十一億八千八百萬元，較上年度同期港幣三十七億九千三百萬元增長達港幣五十三億九千五百萬元或142%，每股盈利為港幣4.69元（二零零六年：港幣2.06元）。

若撇除投資物業重估盈餘，期內基本盈利為港幣三十七億五千八百萬元，較上年度同期港幣二十四億二千七百萬元增加港幣十三億三千一百萬元或55%。以此基本盈利計算，每股盈利為港幣1.92元（二零零六年：港幣1.32元）。

董事局宣佈派發中期股息每股港幣四角（二零零六年：每股港幣四角）予二零零八年四月二十三日登記在本公司股東名冊內之股東。

截止過戶日期

本公司將於二零零八年四月二十一日（星期一）至二零零八年四月二十三日（星期三）（首尾兩天包括在內），暫停辦理股票登記及過戶手續。為確保享有中期股息之權利，所有股份過戶文件連同有關股票，最遲須於二零零八年四月十八日（星期五）下午四時三十分前，送達香港皇后大道東一八三號合和中心17樓1712-1716室本公司之股份登記及過戶處香港中央證券登記有限公司辦理過戶手續。股息單將於二零零八年四月二十五日（星期五）或以前寄送各股東。

管理層討論及分析

業務回顧

物業銷售

期內由於接連減息、市民收入趨增、失業率顯著回落，加上國內買家湧入，令本港樓市升勢加劇。集團把握時機，重推比華利山別墅（一期）及京士柏山等多個豪宅項目，以及翔龍灣、嘉亨灣及豫豐花園等各項大型屋苑，務求滿足廣大客戶需求。截至二零零七年十二月三十一日止之六個月內，集團於本港共售出逾一千七百個住宅單位，以本集團所佔權益計算，營業額總值達港幣七十五億三千二百萬元，較上年度同期港幣三十九億七千萬元大幅飆升。

香港非住宅物業之銷情亦同告理想，其中勤達中心憑藉其優越地點及先進設施，自去年八月開售後，期內已經全部售罄。連同其他工商物業，集團期內共售出約二十四萬平方呎優質物業，為集團帶來約港幣六億四千二百萬元應佔營業額。

連同聯營公司及共同控制公司之應佔盈利貢獻，集團於期內香港物業發展之盈利貢獻達港幣三十六億七千二百萬元，較去年同期上升66%。

除此之外，星匯居自去年十一月預售以來，一直備受市場注目。該項目提供四百個住宅單位，直至半年結算日之兩個月內已售出二百六十六個單位或67%。該都會渡假式豪宅項目預期將於二零零八年第三季落成。至於即將於二零零八年十月落成之比華利山別墅（三期）項目，截至半年結算日未正式開盤已有兩座洋房經私人洽購方式售出。

期內建成以下項目：

	項目名稱及位置	地盤面積 (平方呎)	樓面面積 (平方呎)	土地用途	集團所佔權益 (%)	所佔樓面面積 (平方呎)
1.	勤達中心 新蒲崗大有街1號	15,393	189,383	工業	70.00	132,568
2.	觀塘223 觀塘偉業街	91,042	1,092,502	商業／寫字樓	88.50	966,864
3.	元朗唐人新村二期 丈量約份第122約地段第1740號	78,781 (註)	17,643	住宅	100.00	17,643
					總計：	1,117,075

註： 整個發展項目一期及二期之地盤總面積為78,781平方呎，其中一期已於上年度落成。

勤達中心位處傳統商貿區。由於區內多年來並無新建成工貿商廈供應，勤達中心落成正好滿足有關市場對優質物業之殷切需求。至於備有最新科技及先進設施，兼且位處市區臨海之觀塘223項目，勢必晉身為東九龍最優質寫字樓物業之一。多家跨國企業及專業機構正積極磋商洽租。唐人新村住宅項目分兩期興建共十一幢低密度住宅樓宇及兩座豪華獨立洋房，總樓面面積約78,781平方呎，將於短期內開售。

於半年結算日，集團尚有下列主要發展項目逾1,400個住宅單位可供出售：

(一) 主要已開售之項目：

	項目名稱及位置	地盤面積 (平方呎)	樓面面積 (平方呎)	土地用途	集團所佔權益 (%)	半年結算日尚餘及有待出售住宅單位數目	尚餘住宅單位面積 (平方呎)
(甲)	**已建成並已開售之項目**						
1.	淺月灣一期 大埔露輝路28號	283,200	226,561	住宅	100.00	48	164,667
2.	淺月灣二期 大埔露屏路1號	228,154	182,545	住宅	100.00	48	145,849
3.	京士柏山 京士柏山道1-98號	168,392	241,113	住宅	67.58	1	4,268

恒基兆業地產有限公司

	項目名稱及位置	地盤面積 (平方呎)	樓面面積 (平方呎)	土地用途	集團所佔權益 (%)	半年結算日尚餘及有待出售住宅單位數目	尚餘住宅單位面積 (平方呎)
4.	御皇臺 英皇道933號	16,744	138,373	商住	100.00	4	7,504
5.	嘉亨灣 西灣河太康街38號	131,321	1,410,629	住宅	69.53	64	70,589
6.	御皇庭 上水清曉路18號	97,133	485,620	住宅	45.00	7	6,099
7.	聚賢居 荷李活道108號	26,903	276,971	商住	100.00	9	16,200
8.	翔龍灣 土瓜灣新碼頭街38號	130,523	1,109,424	商住	住宅：55.51 商業：39.06	41	50,789
9.	豫豐花園 屯門福亨村路8號	396,434	836,868	商住	100.00	171	114,741
10.	比華利山別墅一及二期 大埔三門仔路23號	982,376 (註一)	1,165,240 (註一)	住宅	90.10	126 (註二)	413,454 (註二)
(乙)	**興建中並已預售之項目**						
11.	星匯居 長沙灣通州街500號	35,629	320,659	商住	100.00	134	113,551
					小計：	**653**	**1,107,711**
						集團自佔面積：	**1,017,936**

(二) 未開售項目：

	項目名稱及位置	地盤面積 (平方呎)	樓面面積 (平方呎)	土地用途	集團所佔權益 (%)	住宅 單位數目	住宅 單位面積 (平方呎)
1.	比華利山別墅三期 大埔三門仔路23號	982,376 (註一)	1,165,240 (註一)	住宅	90.10	161 (註三)	430,408 (註三)
2.	粉嶺上水市地段231號	45,779	228,888	住宅	100.00	362	228,888
3.	旺角荔枝角道33號	9,600	84,156	商住	100.00	107	68,284
4.	元朗唐人新村丈量約份 第122約地段第1740號	78,781	78,781	住宅	100.00	60	78,781
5.	粉嶺上水市地段76號	42,884	34,000	住宅	100.00	54	34,000
6.	南區赫蘭道11-12號	43,492	32,619	住宅	44.42	4	32,619
					小計：	**748**	**872,980**
						集團自佔面積：	**812,240**
					主要發展項目可供開售住宅單位總數目及面積：	**1,401**	**1,980,691**
						集團自佔面積總計：	**1,830,176**

註一： 整個比華利山別墅項目之地盤總面積及總樓面面積分別為982,376平方呎及1,165,240平方呎。

註二： 比華利山別墅一及二期另有39座洋房持作投資用途。

註三： 比華利山別墅三期項目原擬保留25%作投資用途，現順應市況，將全部推出銷售，其中有兩座洋房已於半年結日經私人洽購方式售出。

土地儲備

於二零零七年十二月三十一日，以自佔樓面面積計，集團在本港擁有土地儲備約一千八百四十萬平方呎，當中包括：在建及供日後發展之樓面共七百萬平方呎、待售存貨樓面一百一十萬平方呎、已建成收租物業九百三十萬平方呎，以及酒店物業共一百萬平方呎。此外，集團另有停車場收租面積約二百六十萬平方呎。

集團向來積極收購具發展潛力之農地，並於期內再增添約一百七十萬平方呎農地，使持有之農地土地面積增加至約三千三百四十萬平方呎，為全港擁有最多農地之發展商。

期內就兩幅農地更改土地用途取得理想進展。其中一幅位於沙田烏溪沙之土地，已與政府就換地基本條款達成協議，預計可供發展之樓面面積約有三百萬平方呎，集團佔當中53.75%權益，即約一百六十萬平方呎。位於元朗大棠路之地盤，亦與政府就換地基本條款達成協議，預計可提供約一百四十萬平方呎樓面面積。集團佔該項目79.03%權益，即約一百一十萬平方呎。該兩幅農地現只需向政府落實補地價，即可完成更改其土地用途。

政府於去年十月行政長官施政報告，及《香港二零三零》報告中披露已將粉嶺／古洞北及洪水橋列為新發展區，而集團於該兩區分別擁有農地約二百六十萬及二百三十萬平方呎。集團將積極配合該兩地區之發展規劃，加速擴展可發展用地之來源。集團亦就其他農地積極申請更改土地用途，務求取得更充裕之發展用地。

城市規劃委員會剛完成檢討油塘灣之「綜合發展區」地帶，待該會修訂規劃大綱後，集團旗下之油塘灣船廠地盤項目便可正式展開，預計該項目總樓面面積約五百三十五萬平方呎，當中集團佔約八十萬平方呎。

收租物業

連同旗下附屬公司、聯營公司及共同控制公司所持有之於香港收租物業應佔收益，集團於期內租金總收入高達港幣十七億六千萬元，較上年度同期增加10%。至於租金收入淨額則上升12%，至港幣十二億四千萬元。於半年結算日，集團旗下主要出租物業之出租率達94%。整體租戶之中有12.3%於期內租約屆滿，涉及樓面面積約六十萬平方呎；而由於新租約及現有租戶續租時錄得較高租金，令租金收入於期內顯著上升。

消費意欲強勁及訪港旅客人數持續增加，促使零售商戶加速擴展業務，令優質店舖租金於期內繼續大幅攀升。匯聚世界各地名店之國際金融中心商場，已近乎租罄。集團旗下其他大型購物商場，因多座落於人口稠密之新市鎮內，租務表現亦同樣理想。其中將軍澳新都城中心三期、沙田廣場及元朗千色廣場於半年結日均近乎全部租出。

集團一直不斷為收租物業進行翻新及提升設施，務求令顧客感到耳目一新，以及提升物業價值。期內將軍澳新都城中心二期及九龍行正進行外貌翻新，整項提升質素工程將於二零零八年完成。至於屯門時代廣場亦正將戲院改建成為購物商場，並將額外提供約二萬平方呎零售樓面。當中大部份已獲承租，或屆最後磋商階段。此外，馬鞍山新港城中心、元朗千色廣場及荃灣城市中心一期之翻新工程亦正在籌備中。

市道興旺，各行各業均需擴展辦公樓面，帶動寫字樓租務市場保持強勁。全港最頂尖之寫字樓項目—中環國際金融中心，於期內錄得超乎理想之租務表現。集團另一甲級寫字樓—友邦廣場，位於繁盛之港島東，租務表現亦相當不俗，租戶續約時租金近乎倍升。剛於去年十二月落成之觀塘223，正好為有意擴充業務之企業提供合適地方。觀塘223擁有逾一百萬平方呎之甲級寫字樓樓面，兼且坐擁維港景緻，故此吸引不少客戶查詢洽租。其中一間位列四大之一之會計師事務所已落實成為主要租戶，將佔用該地標名廈近十萬平方呎。

銀行及金融機構不斷擴展業務，亦同時帶動豪宅租賃市場向好。當中位於金融核心，為住客提供尊貴生活體驗及妥貼個人服務之四季匯套房酒店，其入住率及房租均維持高水平。位於半山之惠苑，新租約及現有租戶續租時亦錄得租金升幅達30%。作為觀塘區內唯一之豪華酒店，觀塘麗東酒店自去年七月開業以來，已成為該商貿中心區商務及觀光旅客不二之選。期內入住率高企，房租收入相當理想。至於集團旗下其他三間麗東酒店，即香港麗東酒店、九龍麗東酒店及北角麗東軒，亦由於平均房租增加，兼且入住率維持於86%以上，令整體酒店房租收入增加。

多年來，集團不斷致力優化投資物業組合。自從增添觀塘223此甲級地標式商務名廈後，集團於二零零七年十二月三十一日擁有已建成自佔收租物業約九百三十萬平方呎。當中購物商場及寫字樓分別佔48%及37%，而住宅及工業／商業則各佔7%及8%。此外，集團亦擁有酒店物業共一百萬平方呎。

建築及物業管理

由樓宇早期規劃興建，以至落成及售後管理，集團對質素要求始終如一，務求為客戶帶來最優質之產品及服務。

期內，集團建築部完成觀塘223、勤達中心及唐人新村住宅項目等多項重大建築工程，又為多個商場進行翻新及設施提升。

在一項由本地傳媒進行之驗收測試中，集團旗下多個樓盤均以設計細心及手工良好而贏盡讚賞，進一步確立集團於業內之領導地位。此外，集團地盤工傷意外率創出新低，表現遠勝於業內平均水平；兼且獲頒《傑出廢物管理表現大獎》及《公德地盤獎》以表揚集團對保護環境所作出之巨大貢獻。故此，集團多位主管經常被邀請出席講座，或為多個諮詢組織及委員會兼任要職，與業界分享經驗之餘，亦協助籌劃未來發展路向。

集團物業管理成員公司「恒益」及「偉邦」亦秉承以客為尊之服務精神，於期內屢獲殊榮，當中包括香港Q嘜優質服務認證以及「亞太傑出顧客關係服務獎－最佳顧客滿意品管系統」。旗下管理之多個屋苑，亦因推行家居廢物源頭分類計劃成效超卓，而取得多項獎項。

該兩間公司亦向來帶領業界，熱心推動社會公益。多年來其員工均以最高義工服務時數而獲得嘉許。憑藉用心服務，該兩間公司於市場上已建立良好聲譽，並深受各界信賴和支持，因此榮獲香港生產力促進局頒發「具潛質品牌企業獎」。

擁有知名品牌有助開拓新市場。集團因此將累積多年之服務經驗延伸至國內市場，為當地客戶提供最優質之售後物業管理服務。當中一支訓練有素之隊伍將全力協助廣州大型樓盤恒荔灣畔進行交樓工作。

國內業務

國內經濟蓬勃增長帶來無限商機，集團因此繼續大幅增加國內投資。集團於二零零七年十二月三十一日所持有之土地已增加至四千五百二十萬平方呎，將為集團提供可建樓面面積共一億一千六百三十萬平方呎，當中近八成為可供出售之住宅。

發展中或可供將來發展之項目

	集團所佔 可建樓面面積* (百萬平方呎)
北京	2.1
上海	2.3
廣州	17.4
重慶	6.9
長沙	12.7
瀋陽	21.2
西安	21.0
南京	0.8
蘇州	17.0
宜興	9.7
徐州	5.2
總計：	**116.3**

* 不包括地庫及停車場面積

土地儲備之用途

	可建樓面面積 (百萬平方呎)	百分比
住宅	89.9	77.3
寫字樓	12.8	11.0
商業	12.4	10.7
其他(包括會所、學校及社區設施)	1.2	1.0
總計：	**116.3**	**100%**

本集團國內之業務方針為發展主要城市及二線城市兩者並重。於主要城市，集團擁有之優質地塊均為人流暢旺，兼且交通方便，可發展成為揉合創新設計及質素良好之大型綜合項目。至於二線城市則以中產人士漸多之省會及直轄市作為發展重點。當中集團以開發大型項目為主，務求令土地有效運用，從而提升物業之長遠增值能力。期內，此雙向發展策略在各範疇均見成功施行。

主要城市之業務發展

在上海市，集團於去年八月以港幣十三億五千七百萬元，即每平方呎樓面地價約港幣一千八百六十元，購入一個位於南京東路155號地段，可建成樓面面積約七十三萬平方呎之發展項目。該項目將於五層高商業裙樓之上建有一幢十七層高甲級寫字樓大廈，並由舉世知名之丹下都市建築設計株式會社負責外牆設計。共有四層之地庫現正施工，日後部份將用作兩條地下鐵路之交匯處。連同同為丹下都市建築設計株式會社負責設計，外牆仿似石英之南京西路688號項目，以及天目西路130-2號及天目西路147號之發展項目，該四項物業合共提供約一百七十萬平方呎高級辦公樓樓面、五十萬平方呎商場面積及七十萬平方呎停車場，將同時於約二零零九年至二零一零年落成作為出租用途，剛好趕及迎接二零一零年上海世界博覽會。集團已委任國際物業顧問，並即將為該優質物業組合進行推廣。

位於其他主要城市之發展項目，於期內亦取得重大進展。由世界知名之西沙佩利建築事務所設計，位於北京市朝陽中央商業區之國際甲級商廈—環球金融中心，正爭取於二零零八年北京奧運會開幕前完工。多家跨國公司、金融集團及專業機構已積極表示有意承租。至於深受置業者歡迎之廣州市恒荔灣畔，截至二零零七年十二月三十一日已售出約88%住宅樓面，並於二零零八年二月竣工。該項目坐擁翠綠園林及遼闊珠江雙景，令售價穩站當地市場前列，當中最近推出之住宅單位平均售價已高達每平方呎人民幣一千元(即每平方米人民幣一萬一千元)。

集團於國內已建成之收租物業組合，由主要座落於北京、上海及廣州之地標式物業項目組成。集團於去年八月增持部分收租物業之權益，故此該收租物業組合於半年結日已擴大至三百一十萬平方呎。期內各項目租務表現均相當理想，集團應佔租金總收入增長43%至港幣一億二千六百萬元。其中上海港匯廣場第二座辦公大樓租出率高達97%，兼且租戶續約時錄得租金升幅近30%。至於廣州恒寶廣場於半年結日出租率上升至82%，租金則較去年同期上升38%。

二線城市之業務發展

集團於去年七月以人民幣約六億六千九百萬元，購入江蘇省蘇州市相城區一幅佔地約一百二十萬平方呎之商業地塊。同年十二月，集團又以約人民幣一億五千三百萬元，再購入其毗鄰商業地塊共約四十萬平方呎。該兩個新增地盤合共提供逾一千萬平方呎樓面面積，將與鄰近一幅佔地達三百二十萬平方呎之住宅地塊共同開發成為大型綜合社區，而該住宅地塊早於上年度經已購入，樓面面積約為六百八十萬平方呎。整個項目與多條正在興建或籌劃中之幹道和地鐵系統連接，將貫徹以現代江南水鄉作為建築設計風格，並由全球最大建築事務所之一凱達環球有限公司擔任其住宅項目設計工作。首批約一千個高級住宅單位將於二零零八年第四季動工，預計於二零一零年第一季竣工時可提供約一百萬平方呎樓面面積。此項目正籌備於二零零九年年中推售第一期住宅單位。

集團於去年七月以人民幣一億五千八百萬元，購入同位於江蘇省之宜興市，一幅面積約四十萬平方呎之優質地塊。該項目與鬧市中心僅一橋之隔，四周被水道環抱，故雖地處宜城鬧市中心，仍不失為恬靜舒適之理想居所。地基工程即將展開，將建有高級住宅、洋房、住客會所及商業配套，共提供約七十萬平方呎樓面面積。預期項目將於二零一零年第三季落成，預售則於二零零九年年中展開。

去年九月，集團再斥資人民幣約十億一千六百萬元，於宜興市郊東部購入一幅佔地約五百六十萬平方呎之地塊。該地塊位於該市東氿新區，臨近湖邊，將發展成為高、低座兼備之豪華住宅樓群，合共提供九百萬平方呎樓面面積。整個項目將分四期完成，預期二零零九年年初開始動工，首期合共約八十萬平方呎住宅單位將於二零一零年第二季落成，至於其預售活動則提前於二零零九年第三季展開。

於江蘇省省會南京市，集團之項目合資公司於去年十月以人民幣五億五千八百萬元，投得該市棲霞區一幅面積約五十萬平方呎之地塊。該地塊位處鬧市中心，附近大型建設林立，現正加建公共設施，以及擴闊開往現有邁皋橋地鐵站之道路，故此計劃將發展成為備有商場、康健及文娛體育設施之優質住宅項目，可提供總樓面面積約九十萬平方呎。建築工程預期於二零零九年第一季展開，整個項目可望於二零一零年第四季落成。集團持有該項目90.1%權益。

去年九月，集團以人民幣約二億八千二百萬元投得一幅位於瀋陽金融商貿開發區，佔地約十九萬平方呎之地塊。連同早前於去年四月以人民幣約三億三千四百萬元購入，並座落在旁之三十一萬平方呎地盤，兩者將一併發展成為瀋陽國際金融中心。該綜合項目位處地鐵站旁，而附近亦設有鐵路總站，將於四層高零售裙樓之上，建有三幢分別為辦公樓、服務式寓所及酒店之摩天大樓，合共提供五百七十萬平方呎總樓面面積。與國際著名建築師貝聿銘相關之貝氏建築事務所，現已被委任為該項目當中八十九層高主要大樓之設計建築師，建成後將成為遼寧省省會最高建築物。至於為集團位於蘇州之另一商業及豪華住宅項目擔任設計工作之凱達環球有限公司建築師樓，將再接再厲為瀋陽國際金融中心項目設計其餘之整體佈局。預期整個地盤將於二零零八年下半年展開地基工程。

去年八月，集團以人民幣約五億二千五百萬元，購入一幅位於瀋陽市蒲河新區蒲河北岸，佔地約三百七十三萬平方呎之交吉地塊。連同早前經已購入，並位處對岸之一幅面積約四百一十萬平方呎土地，將一併發展成為大型住宅及商業社區。整個項目完成時將建有公寓洋房，以及高、低層住宅樓群，合共提供總樓面面積約一千五百五十萬平方呎。當有關市場調查完成後，初步項目規劃和設計即將展開。

長沙市為湖南省省會，當中開福區受惠該市之「興北」城市發展策略，而其高嶺組團由於接連深水碼頭、國際機場、高速公路及京廣鐵路，更成為全市之交通運輸樞紐，以至物流及商業中心。集團之項目合資公司於去年十月以人民幣約三億五千萬元購入一幅位於該高嶺組團，面積逾三百九十萬平方呎之土地。該地塊將分期發展成為總樓面面積約五百八十萬平方呎之優質住宅項目，而集團則持有該項目55%權益。

集團於期內除作出上述收購之外，亦就以下物業發展項目取得令人滿意之進展。

位於長沙市之「凱旋門」綜合社區開發項目，為集團於國內二線城市之首個物業發展項目。「凱旋門」鄰近星沙鎮松雅湖，坐擁廣闊園林及水景，為城中各界夢寐以求之理想居停。該項目將分期建有優質住宅、社區設施及康樂配套，合共提供約七百八十萬平方呎樓面面積。當中首批一千零二十個豪華住宅單位之建築工程即將展開，預計於二零零九年第四季落成時可提供住宅樓面面積合共約一百三十萬平方呎，兼且備有逾十萬平方呎之幼兒園、會所及購物設施。此項目正籌備於二零零八年年底推出第一期住宅單位發售。

同位於長沙市，集團另一個住宅項目座落於市中心開福區，毗鄰區政府新總部。該項目佔地約八十二萬五千平方呎，四周交通配套設施完善，環境翠綠，將發展成為總樓面面積約二百四十八萬平方呎之住宅。此項目之規劃和設計已展開，建築工程亦在準備中。

於江蘇省徐州市，徐州新城項目座落於風景優美之大龍湖區，毗鄰該市新建之政務中心。整個項目將分四期開發，首期項目於二零一零年年初落成時，將建有一百九十六萬平方呎住宅小區，以及六萬平方呎商業配套設施。規劃設計大綱圖由凱達環球有限公司草擬，並已獲審批。故此建築工程可望於二零零八年年中展開，而首期住宅單位將於二零零九年第一季推出預售。整個項目將於二零一二年竣工，合共提供總住宅樓面面積約四百七十萬平方呎，另有商業樓面六十萬平方呎。

集團與新加坡淡馬錫控股（私人）有限公司各佔一半股權，位於陝西省西安市之滻河東岸項目進展相當順利，而總體規劃圖亦已獲市政府審批。該河濱社區項目位於景色怡人之滻灞生態園內，毗鄰興建中之東三環路及地下鐵路。預計整個項目於二零一三年建成時將有樓面面積逾三千三百萬平方呎，其中接近九成將劃作住宅用途，並可供三萬個家庭居住。首期項目將於二零零八年十月推出預售，涉及自佔樓面面積約一百二十萬平方呎，預計可於二零零九年年底落成。而以設計別墅及各式渡假住宅而享譽全球之貝爾高林國際（香港）有限公司，則將為該項目設計園林景觀。

同位於陝西省省會西安市，集團另一項住宅項目座落於繁盛之東二環金花北路，並且鄰近籌劃中之地鐵沿線。該項目於中庭將建有廣闊園林及住宅會所，四周則發展成為三十一至五十層高住宅大廈，務求令其三千個住戶均能飽覽四周動人景緻。連同沿東二環路設有之臨街商舖，整個項目於二零零九年年底落成時，將可提供總樓面面積達四百二十萬平方呎。建築工程將於二零零八年年中展開，並可於二零零八年下半年進行預售。

重慶為內地四大直轄市之一，集團於該重要城市擁有兩項矚目物業發展項目。滿足不同客戶需求之餘，亦令經營更具規模效益。當中南岸江邊住宅項目，一幅前臨長江之優質地塊將發展成為一個可容納二千八百伙之高尚住宅社區，並附設購物中心、幼兒園及會所設施，而一個廣闊綠化園林亦緊接在旁。該項目將分期發展，合共提供總樓面面積約四百萬平方呎。第一期項目將於二零零八年年底動工，於二零一零年第二季落成時將有總樓面面積約一百五十萬平方呎。第一期住宅單位將於二零零九年第三季推出預售。

二郎鳳凰區項目為集團於重慶市另一綜合社區發展項目。該地盤毗鄰成渝高速公路，附近有彩雲湖及桃花溪等多個迷人景點，現擬開發成為一個容納二千個家庭之住宅項目，並且附有會所、幼兒園及購物設施，合共提供逾二百八十萬平方呎樓面面積。首期項目將於二零零八年年底開始動工，於二零零九年年底落成時將提供總樓面面積約四十八萬平方呎。首期住宅單位將於二零零九年第二季推出預售。

預計竣工時間表：

項目名稱及地點	集團所佔可建樓面面積（百萬平方呎）*
二零零八年六月三十日止之財政年度	
北京朝陽區環球金融中心	2.1
廣州荔灣區恒荔灣畔	1.7
	3.8
二零零九年六月三十日止之財政年度	
上海閘北區天目西路130-2號	0.4
	0.4
二零一零年六月三十日止之財政年度	
上海黃浦區南京東路155號	0.7
長沙星沙鎮凱旋門項目第一期	1.3
徐州新城區項目第一期	2.0
西安滻河東岸項目第一期	1.2
西安東二環路項目	4.2
蘇州相城區住宅項目第一期	1.0
瀋陽蒲河新區項目第一期	1.5
重慶南岸區濱江花園項目第一期	1.5
重慶二郎鳳凰區項目第一期	0.5
宜興東氿新城項目第一期	0.8
	14.7

* 不包括地庫及停車場面積

除上述項目外，集團另有約三千五百萬平方呎可建樓面面積已達成協議，現正進入最後洽購階段。當二零零八年年底收購手續大致完成後，集團於國內之土地儲備將增至逾一億五千萬平方呎。

收購恒基兆業發展有限公司於香港中華煤氣有限公司之權益

於二零零七年十月二日，本公司與恒基兆業發展有限公司（「恒基發展」）訂立協議，據此本公司向恒基發展集團收購其持有2,366,934,097股香港中華煤氣有限公司（「香港中華煤氣」）之全部權益，即佔香港中華煤氣已發行股本總額約39.06%。是項收購之代價包括(i)向恒基發展發行一股份權益票據（「股份權益票據」），賦予持有人可要求本公司發行636,891,425股本公司股份連同有權享有本公司截至二零零七年六月三十日止年度之末期股息之權利，以及(ii)現金約港幣三十七億零七百萬元。於二零零七年十一月七日，本公司同意增加現金代價約港幣三十一億二千一百萬元，藉以增加建議對恒基發展股東之吸引力。

有關交易已於二零零七年十二月十七日完成，並作為交易之一部分，恒基發展向其股東根據股份權益票據以實物分派形式派發每股恒基發展股份獲0.209股本公司股份之權利，以及每股恒基發展股份現金分派港幣1.03元。隨著恒基發展削減股份溢價賬成為無條件後，恒基發展遂於二零零八年一月二十五日向其股東進一步分派現金每股恒基發展股份港幣1.21元。交易完成後，恒基發展仍為一間上市公司，而其附屬公司專注經營國內之基建業務。

除股份權益票據之外，本公司就收購事項向恒基發展支付現金總代價約港幣六十八億二千八百萬元，並收取現金分派金額約港幣四十六億三千八百萬元。此外，股份權益票據賦予持有人可要求本公司發行636,891,425股本公司股份之權利，而本公司原應可獲分派最多可達432,729,035股本公司股份，惟該權益已於向本公司作出分派後註銷，而有關之股份亦不予配發。因此，僅向本公司及其附屬公司以外之恒基發展股東配發204,162,390股本公司股份。該204,162,390股股份佔本公司當時已發行股本約10.51%，或佔經發行該等股份後擴大之本公司已發行股本約9.51%。

恒基兆業發展有限公司

截至二零零七年十二月三十一日止六個月內，該集團股東應佔未經審核之綜合盈利為港幣三百五十三億三千一百萬元，較上年度同期增加港幣三百三十三億七千九百萬元。

撇除期內已終止營運業務所帶來之港幣三百五十二億六千五百萬元溢利（因向本公司出售其持有2,366,934,097股香港中華煤氣之全部權益），該公司於截至二零零七年十二月三十一日止六個月內，來自國內基建投資此持續營運業務之股東應佔盈利為港幣六千六百萬元，較上年度同期減少港幣五千六百萬元或46%。當中主要由於該集團於二零零七年六月向股東作出現金分派達港幣一百五十二億三千七百萬元（即每股港幣五元），以致期內銀行利息收入鋭減。

該集團之基建業務包括杭州錢江三橋及馬鞍山環市公路之權益。除恒基發展集團直接持有收費大橋之若干股權外，兩者均經由中國投資集團有限公司持有。於二零零七年九月，恒基發展集團以現金代價約港幣一億四千五百萬元，購入中國投資集團有限公司餘下之35.94%權益，使之成為該集團一間全資擁有附屬公司。而恒基發展集團於杭州錢江三橋及馬鞍山環市公路之實際權益亦因此分別增加至60%及49%。

期內杭州錢江三橋通行費收入上升110%至港幣一億零一百萬元，反映該橋自二零零六年十月完成維修保養工程後，車流顯著增加。至於馬鞍山環市公路於期內通行費收入亦增長達12%，至港幣二千八百萬元。

聯營公司

香港中華煤氣有限公司 截至二零零七年十二月三十一日止財政年度，股東應佔稅後溢利為港幣九十二億六千九百六十萬元，其中包括注入資產以換取百江燃氣控股有限公司（「百江燃氣」，股份代號：1083）之股份而產生之一次性收益共港幣二十二億三千五百七十萬元，從出售嘉亨灣、翔龍灣及京士柏山地產項目單位所獲得之應佔溢利港幣二十七億七千五百萬元（二零零六年：港幣十七億七千九百四十萬元），以及來自應佔國際金融中心及翔龍灣之投資物業重估增值達港幣十四億六千零四十萬元（二零零六年：港幣八億五千八百八十萬元）。

百江燃氣於二零零七年三月初成為其聯營公司後，已於二零零七年五月二十三日易名為港華燃氣有限公司(「港華燃氣」)。「港華燃氣」為香港中華煤氣於內地城市燃氣業務之一貫品牌，已建立優良信譽和口碑。

港華燃氣於二零零七年年中以公開發售形式集資約港幣七億元，每持有十股股份獲配發一股發售股份。香港中華煤氣透過是次公開發售向港華燃氣增加注資約港幣三億元，持股量增至約八億五千萬股。香港中華煤氣其後再購入港華燃氣約三千七百萬股，現時持股量約為八億九千萬股，約佔45.4%權益。

香港中華煤氣在該年度內投資港幣十五億九千五百二十萬元拓展香港及內地輸配管道及其他設施。於二零零七年十二月三十一日，該煤氣輸配系統經重估後之公平市值為港幣二百五十八億元。

(I) 本地煤氣業務

本地住宅煤氣銷售量下降1.6%，但工商業煤氣銷售量則上升2.1%，令本港整體煤氣銷售量與上年度保持相若。截至二零零七年年底，客戶數目達1,646,492戶，較上年度增加23,844戶。

連接新界東北堆填區至大埔煤氣廠之十九公里管道鋪設工程已竣工，並於二零零七年初啟用。至於新界東一條長二十四公里之高壓輸氣管道，鋪設工程亦即將完成。香港中華煤氣已展開另一項十五公里管道鋪設工程，由大埔輸送天然氣至馬頭角煤氣廠。此外，於新界西鋪設一條全長九公里之管道，工程現正進行中。

(II) 內地業務發展

香港中華煤氣首個煤層氣液化項目位於山西省晉城市，已於去年七月初動工，預計今年中投產。去年九月，該項目再訂定第二期計劃，增加液化煤層氣產量。

香港中華煤氣於二零零七年初取得首個位於吉林省之能源開採合資項目。能源中游項目方面，繼安徽省、河北省及浙江省杭州市之天然氣管線項目後，香港中華煤氣於二零零七年取得吉林省天然氣合資項目，建設省內天然氣支線及開發氣田資源。

該年度香港中華煤氣取得廣東省潮安縣及江西省豐城市之城市燃氣項目，該兩地之陶瓷製造業均十分興旺，用氣市場潛力巨大，而當中潮安縣項目更將以上述山西液化煤層氣作為主要氣源。

香港中華煤氣於二零零七年三月完成併購港華燃氣後，城市管道燃氣項目即增加二十五項。加上港華燃氣於年內新增重慶市綦江縣、四川省綿陽市及吉林省公主嶺項目，令香港中華煤氣集團之管道燃氣項目已增至六十五個，遍佈十四個省／直轄市。

香港中華煤氣亦投資及營運江蘇省吳江市及安徽省蕪湖市之供水合資項目，以及江蘇省蘇州工業園區之供水及排水合資項目。香港中華煤氣集團至今已於內地十六個省／直轄市取得合共七十七個項目，其中包括港華燃氣之項目，業務範圍覆蓋天然氣上、中、下游項目、自來水供應與污水處理、以及天然氣加氣站等。

(III) 易高環保能源業務

香港中華煤氣於二零零八年一月正式將其新興能源及其他環保業務逐步注入易高環保投資有限公司及其屬下公司(統稱「易高」)。

二零零七年易高之專用石油氣加氣站營業額有所增加。新界東北堆填區之沼氣處理廠已順利於二零零七年初投產，經處理之沼氣現正通過十九公里之專用管道，輸送至大埔煤氣廠取代部分石腦油作為煤氣生產之燃料。易高於二零零二年與機場管理局簽訂為期四十年之專營權協議，在屯門三十八區設計、興建及營運永久航空煤油設施。現時工程正按計劃進行，預計二零一零年初可正式投入服務。內地業務方面，易高現正在陝西省興建壓縮天然氣站，預計在二零零八年中正式投運。

(IV) 地產發展項目

座落於原馬頭角南廠地盤之翔龍灣項目，於二零零七年八月下旬以現樓形式再重新推售單位，並設現樓示範單位供預約參觀選購。香港中華煤氣享有其住宅銷售所得款項淨額之73%。該項目已於二零零七年五月開始入伙。該項目商場樓面面積約十五萬平方呎，於二零零七年下半年開始陸續租出。香港中華煤氣另持有西灣河嘉亨灣項目50%權益，及國際金融中心約15.8%權益。

展望將來，香港中華煤氣自二零零六年十月引進天然氣取代部分石腦油作為生產煤氣之原料，降低了原料成本令客戶直接受惠。預計二零零八年本港客戶數目將增加約二萬五千戶，煤氣銷售量將輕微增長。香港中華煤氣亦將進一步加快拓展內地之上、中、下游及新興能源市場，預期內地業務之發展將更為蓬勃。

香港小輪(集團)有限公司 截至二零零七年十二月三十一日止之財政年度，除稅後綜合溢利為港幣三億八千五百萬元，較二零零六年之除稅後綜合溢利港幣一億二千二百萬元，增長達216%。溢利主要來自出售「港灣豪庭」及「新港豪庭」之住宅單位存貨，以及金融投資獲利。

年內共售出七十三個「港灣豪庭」住宅單位，以及四十七個「新港豪庭」住宅單位，為香港小輪分別帶來約港幣六千一百八十萬元及約港幣四千四百萬元溢利。於二零零七年十二月三十一日，尚餘六個「港灣豪庭」住宅單位，以及十二個「新港豪庭」住宅單位可供銷售。物業投資方面，港灣豪庭廣場租金收入約港幣三千一百萬元，而新港豪庭商舖全年租金收入則有約港幣八十萬元。按已簽訂之租約計算，該兩個商場於去年年底之出租率均為96%。

位於西九龍，前稱大角咀道222號之商住物業項目「亮賢居」正進行內部裝修，於二零零八年年底入伙時將可提供約三十二萬平方呎總樓面面積。油塘草園街6號項目之建築進展亦同樣良好。該項目可建住宅樓面面積約十四萬平方呎，另有非住宅樓面面積約二萬五千平方呎，可望於二零零九年年初建成。

至於海上遊覽船業務及船廠業務，營業額分別較去年增長19%及40%。酒店業績亦錄得滿意增長。

「亮賢居」住宅單位將於二零零八年第四季開售，連同「港灣豪庭」及「新港豪庭」繼續銷售剩餘住宅單位，物業銷售將繼續成為香港小輪來年之主要收入來源。

美麗華酒店企業有限公司 截至二零零七年九月三十日止六個月之未經審核股東應佔溢利為港幣二億一千三百萬元。撇除投資物業公允價值的增加，期內未經審核除稅前溢利為港幣二億零一百萬元，升幅達百分之十三。

旗艦物業美麗華酒店於期內展開翻新工程，並率先把企業和行政辦公室從美麗華酒店遷移至毗鄰的美麗華大廈，以騰出全層空間讓酒店重新發展，增添更多設施及提升營運效率。其中的豪華宴會廳已於二零零七年八月完成徹底翻新，吸引多項大型活動如婚宴在此舉行，成效立竿見影。整體的翻新改良工程將於二零零八年年底前完成。

在物業投資方面，美麗華受惠於市場對優質寫字樓和零售商舖的需求殷切，因此於期內亦取得滿意增長。該集團正為美麗華大廈進行多項翻新改良工程，並計劃配合港鐵公司於區內加設行人隧道，將同於二零一二年完成美麗華商場的翻新工程。於美國的物業發展和銷售業務，期內則因無賣地收入而錄得虧損。

餐飲業務方面，美麗華多間頂級食肆的廚師在香港旅遊發展局主辦的「美食之最大賞」比賽中獲得多項殊榮，而「國金軒」更簽得一位名廚為餐廳作美食顧問及設計更多特色菜式，令客人平均消費有所上升。旅遊業務為美麗華集團提供一系列協同效應，而其營業總額於期內亦錄得不俗升幅。

展望

美國次按危機令全球金融業蒙受鉅大損失，以致部份銀行急需尋求注資，銀行之放款能力及批核貸款準則亦因此一併收緊。最終引發之信貸緊縮及借貸下降將威脅全球經濟放緩，美國本身更面臨衰退邊緣。聯邦儲備局近日再大幅減息及向市場注資，歐美金融界之緊張氣氛及貸款息差稍見舒緩。市況最終發展尚有待觀察。

與此同時，國內推行宏調措施以冷卻過熱經濟及對抗通貨膨脹，來年經濟增長目標稍為調低至8%，相對世界各國而言，發展勢頭仍屬較為良好。香港方面，港府在近期公佈之預算案中預測二零零八年全年本地生產總值實質增長介乎四至五個百分比；而二零零九年至二零一二年每年平均實質增長亦可達4.5%。此外，港府更利用其豐厚儲備提出多項還富於民之措施。

現時息口低企，加上政府推出多項優惠及稅務寬減措施，均鼓勵用家於本港置業。集團將會推售比華利山別墅(三期)、赫蘭道11-12號、荔枝角道33號、以及位於唐人新村及粉嶺上水市地段231號等多個住宅發展項目。由於推售勤達中心取得空前成功，多個同位於東九龍之非住宅項目，包括匯達商業中心及鴻圖道52號等，亦將相繼推出，將為集團帶來理想售樓收益。

由於新租約及續租之租金均有所提升，預期集團於本港之收租物業將有突出表現。尤以國際金融中心最為優異，市民購物消費強勁，加上旅客增加，令商場租金可望進一步上升。至於各行各業對寫字樓需求保持殷切，加上商業核心區寫字樓供應緊絀，亦有助推高寫字樓之租金水平。隨著「觀塘223」於去年十二月落成，提供逾一百萬平方呎之甲級寫字樓樓面，集團在本港擁有之收租物業組合，自佔樓面面積已增加至九百三十萬平方呎，使物業組合更為優化及租金收益基礎進一步擴大。

集團於國內之租金收入亦不斷提升。位於北京市，由西沙佩利建築事務所設計之國際甲級寫字樓－環球金融中心，將趕及於二零零八年北京奧運會開幕前落成。至於包括港匯廣場第二座辦公大樓及恒寶華庭等之現有收租物業，租金收入及出租率均可望持續上升。

中央政府為保持內地房地產市場健康平穩發展，近期加強宏觀調控措施。集團對此深表贊同。集團於國內已建立龐大之土地儲備，現將全力推動物業發展，令土地價值得以全面發揮。其中近期竣工之廣州市恒荔灣畔，為集團眾多利潤可觀之發展項目之一。

集團重組後令公司架構更為精簡，資本亦因而擴大，而集團亦因此可以直接受惠旗下各上市聯營公司(尤其是香港中華煤氣)日漸提升之盈利貢獻。加上投資物業組合不斷擴大，令租金收入持續增加，為集團建立穩固之經常性收入基礎。此外，售樓帶來大量資金回籠、負債率亦保持於低水平，加上盈利增長動力遍佈中、港兩地，令經營範疇更為遼闊及更趨多元化，均有助集團面對未來各項挑戰。如無不可預見之因素，集團本年度業績將有令人滿意之表現。

簡明中期財務報表

綜合損益計算表－未經審核

	附註	截至十二月三十一日止六個月 二零零七年 港幣百萬元	 二零零六年 港幣百萬元
營業額	三	8,409	4,525
直接成本		(4,518)	(1,847)
		3,891	2,678
其他收入	四	153	158
其他收益／(虧損)淨額	四	119	(11)
其他營運收益／(費用)淨額	五	93	(223)
分銷及推廣費用		(587)	(357)
行政費用		(616)	(470)
未計入投資物業公允價值變動之經營溢利		3,053	1,775
投資物業之公允價值增加	十一(c)	4,153	752
已計入投資物業公允價值變動之經營溢利		7,206	2,527
融資成本	六(a)	(269)	(295)
		6,937	2,232
應佔聯營公司溢利減虧損		1,934	1,620
應佔共同控制公司溢利減虧損		2,198	1,332
除稅前溢利	六	11,069	5,184
所得稅	七	(1,181)	(381)
本期溢利		9,888	4,803
溢利分配：			
本公司股東		9,188	3,793
少數股東權益		700	1,010
本期溢利		9,888	4,803
中期結算後宣派之中期股息	八(a)	859	777
每股盈利－基本及攤薄	十(a)	港幣4.69元	港幣2.06元
經調整後每股盈利	十(b)	*港幣1.92元*	*港幣1.32元*

第二十三頁至第四十二頁之附註屬本簡明中期財務報表之一部份。

簡明中期財務報表

綜合資產負債表

	附註	於二零零七年十二月三十一日 (未經審核) 港幣百萬元	於二零零七年六月三十日 (已審核) 港幣百萬元
非流動資產			
固定資產	十一	55,396	52,831
收費高速公路經營權		180	179
經營租約下自用租賃土地權益		1,024	1,034
聯營公司權益	十二	33,546	20,536
共同控制公司權益		12,843	11,168
衍生金融工具		300	–
其他財務資產		2,537	2,090
遞延稅項資產		109	109
		105,935	87,947
流動資產			
購買物業訂金		5,359	2,035
存貨		32,648	29,383
應收賬款及其他應收款	十三	8,371	3,525
保管賬存款		250	67
現金及現金等價物	十四	12,098	9,520
		58,726	44,530
分類為待出售之資產		–	420
		58,726	44,950
流動負債			
應付賬款及其他應付款	十五	5,481	4,397
銀行借款及透支		2,956	3,007
本期稅項準備		809	737
		9,246	8,141
分類為待出售之資產之相關負債		–	1
		9,246	8,142
流動資產淨值		49,480	36,808
總資產減流動負債		155,415	124,755

簡明中期財務報表

綜合資產負債表(續)

	附註	於二零零七年十二月三十一日 (未經審核) 港幣百萬元	於二零零七年六月三十日 (已審核) 港幣百萬元
非流動負債			
銀行借款		**23,109**	15,263
擔保票據	十六	**3,313**	–
同母系附屬公司借款		**2,489**	2,447
衍生金融工具		**303**	–
遞延稅項負債		**7,331**	6,301
		36,545	24,011
資產淨值		**118,870**	100,744
資本及儲備			
股本	十七	**4,294**	3,886
儲備		**110,578**	88,333
本公司股東應佔權益總額		**114,872**	92,219
少數股東權益		**3,998**	8,525
權益總額		**118,870**	100,744

第二十三頁至第四十二頁之附註屬本簡明中期財務報表之一部份。

簡明中期財務報表

綜合權益變動表－未經審核

	附註	截至十二月三十一日止六個月 二零零七年 港幣百萬元	二零零六年 港幣百萬元
於七月一日之權益總額		100,744	93,783
本期直接於權益內確認之淨收益：			
換算境外公司財務報表之匯兌差額		723	323
其他物業重估盈餘		16	-
可供出售證券之公允價值之變動		335	99
本期直接於權益內確認之淨收益		1,074	422
由權益轉賬：			
匯兌儲備於出售附屬公司時變現		(14)	-
本期溢利		9,888	4,803
本期已確認之收益及支出總額		10,948	5,225
分配予：			
本公司股東之權益		10,232	4,150
少數股東權益		716	1,075
		10,948	5,225
已付股息	八(b)	(1,360)	(1,263)
已付少數股東股息		(164)	(172)
派款予少數股東	九	(14,930)	-
增加附屬公司權益		10,142	(41)
(還款予少數股東)／少數股東科款淨額		(183)	897
出售附屬公司		(108)	-
股本交易所產生之權益變動：			
發行股份	十七	408	256
股份溢價之淨收入		13,373	5,252
		13,781	5,508
於十二月三十一日之權益總額		118,870	103,937

第二十三頁至第四十二頁之附註屬本簡明中期財務報表之一部份。

簡明中期財務報表

簡明綜合現金流量表－未經審核

	附註	截至十二月三十一日止六個月 二零零七年 港幣百萬元	二零零六年 港幣百萬元
營運活動(所用)／所得的現金淨值		(2,227)	459
投資活動所用的現金淨值		(2,986)	(1,788)
融資活動所得的現金淨值		7,571	2,955
現金及現金等價物增加之淨值		2,358	1,626
於七月一日之現金及現金等價物		9,427	7,458
外幣兌換率改變之影響		152	43
於十二月三十一日之現金及現金等價物	十四	11,937	9,127

第二十三頁至第四十二頁之附註屬本簡明中期財務報表之一部份。

簡明中期財務報表(未經審核)附註

一 編製基準

本簡明中期財務報表乃根據(a)適用的《香港聯合交易所有限公司證券上市規則》披露規定；及(b)截至二零零七年六月三十日止年度財務報告內所採納之相同會計政策及遵照香港會計師公會頒佈之《香港會計準則》第三十四號「中期財務報告」而編製。本簡明中期財務報表於二零零八年三月二十七日獲授權刊發。

按照《香港會計準則》第三十四號編製之簡明中期財務報表需要管理層作出判斷、估計及假設。該等判斷、估計及假設均影響會計政策之應用，以及按本年截至報告日期為止呈報之資產及負債、收入及支出之金額。實際結果有可能與估計有差異。

本簡明中期財務報表包括簡明綜合賬項及經篩選的解釋附註。此等附註載有多項事件與交易之說明，此等說明對了解本集團自編製二零零七年年度賬項以來之財務狀況之變動與表現均非常重要。

此簡明中期財務報表乃未經審核，惟已由畢馬威會計師事務所根據香港會計師公會頒佈之《香港審閱工作準則》第2410號「獨立核數師對中期財務資料的審閱」作出審閱。畢馬威會計師事務所致董事會之審閱報告已刊載於第五十八頁。

雖然本簡明中期財務報表所載有關截至二零零七年六月三十日止財政年度所呈報之財務資料並不構成本公司在該財政年度之法定賬項，但這些財務資料均取自有關的賬項。截至二零零七年六月三十日止年度之法定賬項可從本公司之註冊辦事處索取。核數師已在其二零零七年九月十七日之報告中，就該等賬項發表無保留意見。

二 主要會計政策

香港會計師公會頒佈了多項新訂和經修訂的《香港財務報告準則》(此統稱包括《香港會計準則》及詮釋)。這些準則在本集團之本會計期間首次生效或可提早採用。到目前為止，本集團認為採用這些與本集團有關及將於二零零八年年報內反映之新訂及經修訂的《香港財務報告準則》，對本集團之經營業績與財務狀況並沒有構成重大影響，除因採納《香港會計準則》第一號(修訂)「財務報表之呈列：資本披露」及《香港財務報告準則》第七號「金融工具：披露」而須要在二零零八年年報內作出進一步披露者外。

本集團現正評估並未於二零零八年六月三十日年結前生效及不在本簡明中期財務報表中採納之修訂、新訂準則及詮釋在首次應用期間的預期影響。至目前為止，對本集團認為預期採納《香港財務報告準則》第八號「業務經營分部」將會導致財務報表出現新訂或修訂披露。至於有關其他修訂、新訂準則及新詮釋，本集團尚未能確定其會否對本集團之經營業績及財務狀況構成重大影響。

簡明中期財務報表(未經審核)附註

三 分部資料

本集團於期內按業務分部劃分之收入及業績之分析如下：

業務分部：

本集團的主要業務分部如下：

物業發展	:	發展和銷售物業
物業租賃	:	出租物業
建築工程	:	樓宇建造工程
基建項目	:	投資基建項目
酒店業務	:	酒店經營及管理
其他	:	提供財務借貸、百貨公司經營、投資控股、項目管理、物業管理、代理人服務、清潔及保安服務

簡明中期財務報表(未經審核)附註

三　分部資料(續)

業務分部：(續)

截至二零零七年十二月三十一日止六個月

	物業發展 (註i) 港幣百萬元	物業租賃 港幣百萬元	建築工程 港幣百萬元	基建項目 港幣百萬元	酒店業務 港幣百萬元	其他 港幣百萬元	對銷 港幣百萬元	綜合 港幣百萬元
營業額	6,253	1,291	114	129	104	518	-	8,409
其他收入(不包括銀行利息收入)	-	3	1	-	-	21	-	25
對外收入	6,253	1,294	115	129	104	539	-	8,434
分部業務間收入	-	90	1,276	-	-	29	(1,395)	-
總收入	6,253	1,384	1,391	129	104	568	(1,395)	8,434
分部業績	1,997	875	61	88	35	194		3,250
分部業務間交易	24	(21)	(67)	-	-	(7)		(71)
對經營溢利之貢獻	2,021	854	(6)	88	35	187		3,179
銀行利息收入								128
存貨撥備	(18)	-	-	-	-	-		(18)
未能分類之營運支出減收入淨額								(236)
經營溢利								3,053
投資物業之公允價值增加								4,153
融資成本								(269)
								6,937
應佔聯營公司溢利減虧損(註ii)								1,934
應佔共同控制公司溢利減虧損(註iii)								2,198
除稅前溢利								11,069
所得稅								(1,181)
本期溢利								9,888

簡明中期財務報表(未經審核)附註

三　分部資料(續)

業務分部：(續)

截至二零零六年十二月三十一日止六個月

	物業發展 (註i) 港幣百萬元	物業租賃 港幣百萬元	建築工程 港幣百萬元	基建項目 港幣百萬元	酒店業務 港幣百萬元	其他 港幣百萬元	對銷 港幣百萬元	綜合 港幣百萬元
營業額	2,715	1,220	78	73	73	366	-	4,525
其他收入(不包括銀行利息收入)	-	4	1	-	1	21	-	27
對外收入	2,715	1,224	79	73	74	387	-	4,552
分部業務間收入	-	53	179	-	-	13	(245)	-
總收入	2,715	1,277	258	73	74	400	(245)	4,552
分部業績	1,130	785	64	43	30	78		2,130
分部業務間交易	25	(12)	(31)	-	(1)	(1)		(20)
對經營溢利之貢獻	1,155	773	33	43	29	77		2,110
銀行利息收入								131
存貨撥備	(4)	-	-	-	-	-		(4)
未能分類之營運支出減收入淨額								(462)
經營溢利								1,775
投資物業之公允價值增加								752
融資成本								(295)
								2,232
應佔聯營公司溢利減虧損(註ii)								1,620
應佔共同控制公司溢利減虧損(註iii)								1,332
除稅前溢利								5,184
所得稅								(381)
本期溢利								4,803

簡明中期財務報表(未經審核)附註

三 分部資料(續)

地區分部：

	香港 港幣百萬元	中國內地 港幣百萬元	綜合 港幣百萬元
截至二零零七年十二月三十一日止六個月			
營業額	**8,010**	**399**	**8,409**
其他收入 (不包括銀行利息收入)	**17**	**8**	**25**
對外收入	**8,027**	**407**	**8,434**
截至二零零六年十二月三十一日止六個月			
營業額	4,358	167	4,525
其他收入 (不包括銀行利息收入)	22	5	27
對外收入	4,380	172	4,552

註：

(i) 包括在物業發展分部營業額內之港幣927,000,000元(二零零六年：港幣909,000,000元)乃源自於本集團與一間聯營公司共同發展項目之權益而產生之本集團應佔銷售收益。

(ii) 包括在本集團本期應佔聯營公司溢利減虧損內之港幣1,001,000,000元(二零零六年：港幣739,000,000元)乃源自物業發展分部，及港幣593,000,000元(二零零六年：港幣382,000,000元)乃源自物業租賃分部(已包括期內投資物業之公允價值變動(扣除遞延稅項)金額港幣474,000,000元(二零零六年：港幣267,000,000元))。

(iii) 包括在本集團本期應佔共同控制公司溢利減虧損內之港幣381,000,000元(二零零六年：港幣139,000,000元)乃源自物業發展分部，及港幣1,738,000,000元(二零零六年：港幣1,119,000,000元)乃源自物業租賃分部(已包括期內投資物業之公允價值變動(扣除遞延稅項)金額港幣1,617,000,000元(二零零六年：港幣879,000,000元))。

簡明中期財務報表(未經審核)附註

四　其他收入及其他收益／(虧損)淨額

	截至十二月三十一日止六個月	
	二零零七年	二零零六年
	港幣百萬元	港幣百萬元
其他收入		
銀行利息收入	**128**	131
其他利息收入	**6**	12
其他	**19**	15
	153	158
其他收益／(虧損)淨額		
出售固定資產淨溢利(註)	**79**	-
外幣兌換淨盈餘	**42**	8
出售上市投資證券盈餘／(虧損)	**1**	(2)
衍生金融工具公允價值虧損淨額	**(3)**	-
固定資產撇除	**-**	(17)
	119	(11)

註：

截至二零零七年十二月三十一日止六個月，本集團與若干人士簽訂買賣協議出售物業權益予該等人士，其總代價約為港幣1,261,000,000元。該批出售所產生之淨溢利合計約為港幣78,000,000元。

簡明中期財務報表(未經審核)附註

五 其他營運收益／(費用)淨額

	截至十二月三十一日止六個月	
	二零零七年	二零零六年
	港幣百萬元	港幣百萬元
出售附屬公司之盈餘／(虧損)淨額(註(i))	**144**	(104)
政府地租(註(ii))	**–**	(78)
存貨撥備	**(18)**	(4)
呆壞賬減值虧損回撥	**15**	1
其他	**(48)**	(38)
	93	(223)

註：

(i) 截至二零零七年十二月三十一日止六個月，本集團出售兩間附屬公司(其業務為物業租賃)，其總代價為港幣362,000,000元。該出售產生之盈餘淨額為港幣123,000,000元。

截至二零零六年十二月三十一日止六個月，本集團與陽光房地產投資信託基金(「陽光房託」)簽訂買賣協議，出售其所持若干物業公司及該等公司所欠股東貸款，出售總代價約為港幣1,099,000,000元，因而產生出售虧損淨額約港幣104,000,000元。

(ii) 自從一九九七年起，本集團已收到香港特別行政區政府發出有關本集團若干發展地盤於過去年度之地租繳款單。本集團反對該等地租繳款並獲得差餉物業估價署發出暫緩繳交地租指令。於二零零六年十月，暫緩繳交指令被撤回，本集團並需支付港幣78,000,000元之地租。

簡明中期財務報表(未經審核)附註

六 除稅前溢利

本期內綜合除稅前溢利，已扣除／(計入)下列各項：

	截至十二月三十一日止六個月	
	二零零七年	二零零六年
	港幣百萬元	港幣百萬元
(a) 融資成本：		
銀行利息	431	474
五年內須償還之借款利息	46	60
五年後須償還之借款利息	75	-
其他借貸成本	22	17
	574	551
減：資本化之數額*	(305)	(256)
	269	295
(b) 員工成本：		
界定供款退休計劃之供款	22	20
薪酬、工資及其他福利	644	511
	666	531

* 借貸成本乃根據年利率4.73%至5.67%(二零零六年：4.33%至4.57%)之息率資本化。

簡明中期財務報表(未經審核)附註

六 除税前溢利(續)

本期內綜合除税前溢利，已扣除／(計入)下列各項：(續)

	截至十二月三十一日止六個月	
	二零零七年	二零零六年
	港幣百萬元	港幣百萬元
(c) 其他項目：		
折舊	**63**	47
減：資本化之數額	**(1)**	-
	62	47
租賃土地補價之攤銷	**10**	2
收費高速公路經營權之攤銷	**5**	5
銷售成本		
一待出售之已建成物業(註)	**3,699**	1,170
一存貨	**100**	84
投資證券股息收入		
一上市	**(12)**	(3)
一非上市	**(7)**	(2)

註： 本數額包括有關本集團與一間聯營公司共同發展項目(披露於附註三內)之銷售物業成本。

簡明中期財務報表(未經審核)附註

七 所得稅

綜合損益計算表內列報之所得稅代表：

	截至十二月三十一日止六個月	
	二零零七年	二零零六年
	港幣百萬元	港幣百萬元
本期稅項		
香港利得稅準備	**350**	121
香港以外稅項準備	**88**	13
遞延稅項		
源自及撥回暫時性差異	**743**	247
	1,181	381

本期內香港利得稅準備乃按估計應課稅溢利之17.5%(二零零六年：17.5%)計算。

香港以外稅項準備乃按期內在有關境外稅務司法管轄區賺取之估計應課稅溢利之期內適用稅率計算。

計入綜合損益計算表內之遞延稅項主要是源自於有關期內集團投資物業之公允價值增加而引致之應課稅暫時性差異。

簡明中期財務報表(未經審核)附註

八 股息

(a) 屬於本期之股息：

	截至十二月三十一日止六個月	
	二零零七年	二零零六年
	港幣百萬元	港幣百萬元
中期結算後宣派之中期股息每股港幣四角 (二零零六年：每股港幣四角)	**859**	777

(b) 屬於上一財政年度，並於本期內核准及支付之股息：

	截至十二月三十一日止六個月	
	二零零七年	二零零六年
	港幣百萬元	港幣百萬元
屬於上一財政年度，並於本期內核准及 支付的末期股息每股港幣七角 (二零零六年：每股港幣六角五仙)	**1,360**	1,263

九 派款予少數股東

本公司旗下一間附屬公司恒基發展有限公司(「恒基發展」)於本期內派款合共港幣46,575,000,000元予其股東(二零零六年：無)。有關派款金額乃來自於本公司收購恒基發展持有香港中華煤氣有限公司(「香港中華煤氣」)之全部權益(詳情見於附註十七)而由恒基發展取得之收益中支付。就此而言，於本期內派款予恒基發展少數股東合計為港幣14,930,000,000元(二零零六年：無)。

簡明中期財務報表(未經審核)附註

十　每股盈利－基本及攤薄

(a) 每股盈利乃按本公司股東應佔溢利港幣9,188,000,000元(二零零六年：港幣3,793,000,000元)，並按期內已發行普通股之加權平均數1,959,000,000股(二零零六年：普通股1,842,000,000股)計算。截至二零零六及二零零七年十二月三十一日止六個月內，並沒有具攤薄盈利之潛在股份，因此本期及上期之每股攤薄盈利與每股基本盈利相同。

(b) 經調整後每股盈利乃根據本公司股東應佔溢利及以下調整計算：

	截至十二月三十一日止六個月	
	二零零七年	二零零六年
	港幣百萬元	港幣百萬元
本公司股東應佔溢利	**9,188**	3,793
投資物業公允價值變動之影響	**(4,153)**	(752)
投資物業公允價值變動所產生之遞延稅項之影響	**666**	123
應佔投資物業公允價值變動(扣除遞延稅項)之影響：		
－聯營公司	**(474)**	(267)
－共同控制公司	**(1,617)**	(879)
少數股東權益之影響	**148**	409
用以計算每股盈利之經調整後盈利	**3,758**	2,427
經調整後每股盈利	**港幣1.92元**	港幣1.32元

簡明中期財務報表(未經審核)附註

十一 固定資產

(a) 出售

截至二零零七年十二月三十一日止六個月，本集團出售若干位於香港之投資物業，其合共賬面值為港幣1,390,000,000元。該次出售產生之合共淨溢利已包括於附註四之「其他收益／(虧損)淨額」之「出售固定資產淨溢利」內及附註五之「其他營運收益／(費用)淨額」之「出售附屬公司之盈餘／(虧損)淨額」內。

(b) 轉移

截至二零零七年十二月三十一日止六個月，董事確定若干物業發展項目之用途(該等物業在以往年度尚未確定未來用途)為「待出售」。因此，該等物業(賬面值為港幣1,511,000,000元)已轉至「存貨」。

(c) 估值

本集團之投資物業已於二零零七年十二月三十一日由獨立專業測量師行－戴德梁行(其員工具備香港測量師學會資深會員之資格，且對被重估之物業所在位置及所屬類別有近期經驗)進行重估，重估基準乃以個別物業之市值為準則，並參照市場類似交易個案，及在適當情況下，以收入淨額化作資本作為估值根據，並已考慮租約期滿時收入增加之潛在能力。

(d) 資產抵押

本集團已將收費高速公路經營權抵押予銀行以取得部份銀行借款。

十二 聯營公司權益

於二零零七年十二月三十一日，包括於聯營公司權益內有一項為數港幣10,727,000,000元之商譽乃由於本公司收購恒基發展持有香港中華煤氣之全部權益(詳情見於附註十七)而產生。

簡明中期財務報表（未經審核）附註

十三 應收賬款及其他應收款

	於二零零七年十二月三十一日 港幣百萬元	於二零零七年六月三十日 港幣百萬元
應收分期款	**4,688**	1,352
應收賬款、預付費用及按金	**2,880**	1,722
應收客戶合約工程款	**27**	40
應收聯營公司款項	**758**	364
應收共同控制公司款項	**18**	47
	8,371	3,525

(i) 包括於應收賬款及其他應收款內之應收貿易賬款（扣除呆壞賬減值虧損），於結算日之賬齡分析如下：

	於二零零七年十二月三十一日 港幣百萬元	於二零零七年六月三十日 港幣百萬元
未逾期或逾期一個月內	**4,812**	1,530
逾期超過一個月但少於三個月內	**122**	79
逾期超過三個月但少於六個月內	**107**	82
逾期超過六個月	**385**	270
	5,426	1,961

(ii) 有關源自售樓之應收分期款，通常情況下向客戶獲取抵押品。為減低信貸風險，對逾期款項會定期進行審閱及採取跟進措施。有關源自出租物業之租金收入，租戶須預先繳納每月租金及存放足夠的按金以減低潛在之信貸風險。至於其他應收賬款，所給予客戶之信貸條款乃按每一個客戶財政實力和過往還款狀況作基準。在此情況下，集團並無向客戶獲取抵押品。應收賬款之賬齡分析乃按時編製及經審慎監控，使有關信貸風險減至最低水平。預期不可收回之數額已計提足夠的減值虧損。

簡明中期財務報表(未經審核)附註

十四 現金及現金等價物

	於二零零七年 十二月三十一日 港幣百萬元	於二零零七年 六月三十日 港幣百萬元
銀行及其他金融機構定期存款	7,710	6,040
銀行存款及現金	4,388	3,480
綜合資產負債表之現金及現金等價物	12,098	9,520
分類為待出售之現金及現金等價物	–	2
銀行透支	(161)	(95)
簡明綜合現金流量表之現金及現金等價物	11,937	9,427

十五 應付賬款及其他應付款

	於二零零七年 十二月三十一日 港幣百萬元	於二零零七年 六月三十日 港幣百萬元
應付賬款及應付費用	2,924	2,249
租約及其他按金	542	500
已收預售樓宇訂金	1,830	1,328
應付聯營公司款項	23	108
應付共同控制公司款項	162	212
	5,481	4,397

包括於應付賬款及其他應付款內之應付貿易賬款，於結算日之賬齡分析如下：

	於二零零七年 十二月三十一日 港幣百萬元	於二零零七年 六月三十日 港幣百萬元
一個月內到期及按要求還款	497	450
一個月後但三個月內到期	529	273
三個月後但六個月內到期	121	67
六個月後到期	956	649
	2,103	1,439

簡明中期財務報表(未經審核)附註

十六 擔保票據

於二零零七年七月二十五日，本公司透過一間全資附屬公司在美國及歐洲私人配售總面額為325,000,000美元及50,000,000英鎊之擔保票據(「票據」)。其中面額為315,000,000美元及50,000,000英鎊之票據之票面息率為固定年利率，並介乎6.06%至6.38%，而餘下面額為10,000,000美元之票據之票面息率為浮動利率，並參考三個月倫敦銀行同業拆息計算。該批票據由本公司提供擔保及其到期日介乎二零一四年七月二十五日至二零二二年七月二十五日之間。

十七 股本

	股數		數額	
	於二零零七年十二月三十一日 百萬計	於二零零七年六月三十日 百萬計	**於二零零七年十二月三十一日 港幣百萬元**	於二零零七年六月三十日 港幣百萬元
法定股本：				
普通股每股港幣二元	**2,600**	2,600	**5,200**	5,200
發行及繳足股本：				
普通股每股港幣二元				
－於期／年初結存	**1,943**	1,815	**3,886**	3,630
－發行股份	**204**	128	**408**	256
－於期／年末結存	**2,147**	1,943	**4,294**	3,886

根據本公司於二零零七年十月二日(並於二零零七年十一月七日簽訂之補充協議所補充)與恒基發展所簽訂之協議，本公司收購恒基發展持有香港中華煤氣之全部權益。有關代價其中包括向恒基發展發行股份權益票據，賦予其持有人要求本公司發行每股票面值港幣2元之636,891,425股新普通股(「股份」)連同有權享有本公司截至二零零七年六月三十日止年度之末期股息之權利。在分派以上所述可獲得636,891,425股股份之權利當中，本公司或其附屬公司應佔當中432,729,035股股份之權利，但此權利於作出分派後註銷，有關之432,729,035股股份不予配發。因此，本公司於二零零七年十二月十七日以該日之收市價每股港幣67.50元發行及分配餘下204,162,390股股份。本公司之股本及股份溢價賬分別增加了港幣408,000,000元及港幣13,373,000,000元。

簡明中期財務報表(未經審核)附註

十八 承擔項目

於二零零七年十二月三十一日，本集團於本簡明中期財務報表內未計提之資本承擔項目如下：

		於二零零七年 十二月三十一日 港幣百萬元	於二零零七年 六月三十日 港幣百萬元
(i)	就物業收購，未來發展及有關內部裝置費用並已簽約之承擔	5,556	4,065
(ii)	已由董事批准但尚未簽約之未來發展及有關內部裝置費用	4,001	3,587
		9,557	7,652

十九 或然負債

於二零零七年十二月三十一日，本集團之或然負債如下：

		於二零零七年 十二月三十一日 港幣百萬元	於二零零七年 六月三十日 港幣百萬元
(a)	本公司及附屬公司為樓宇買家向財務機構發出之擔保	3	6

(b) 於二零零六年十二月就有關出售若干附屬公司及股東貸款予陽光房託事項(「出售」)，本集團與陽光房託簽訂稅務契約。根據該稅務契約，本集團承諾賠償予陽光房託於完成出售時(「完成」)或之前所發生之有關稅務債項、回補直至完成時所授商業建築物免稅額及資本性免稅額撥回及於完成前物業重新分類所產生之稅務債項。於二零零七年十二月三十一日，本集團就上述所產生之或然負債為港幣31,000,000元(二零零七年六月三十日：港幣31,000,000元)。

(c) 於二零零七年十二月三十一日，本集團就有關擔保附屬公司對應有及合適工作表現之責任而發出履約擔保書所產生之或然負債為港幣240,000,000元(二零零七年六月三十日：港幣21,000,000元)。

簡明中期財務報表（未經審核）附註

二十 重大關連人士交易

除已披露於本簡明中期財務報表內之交易外，本集團於本期內曾達成下列之重大關連人士交易：

(a) 同母系附屬公司交易

本集團與其同母系附屬公司之重大關連人士交易如下：

	截至十二月三十一日止六個月	
	二零零七年	二零零六年
	港幣百萬元	港幣百萬元
其他利息支出（註i）	**19**	30

(b) 與聯營公司及共同控制公司交易

本集團與其聯營公司及共同控制公司之重大關連人士交易如下：

	截至十二月三十一日止六個月	
	二零零七年	二零零六年
	港幣百萬元	港幣百萬元
其他利息收入（註i）	**7**	7
建築工程收入（註ii）	**5**	75
管理費收入（註iii）	**19**	4
專業費用收入（註iii）	**2**	12
銷售佣金收入（註iii）	**29**	12
租金支出（註iii）	**33**	24

(c) 與關連公司交易

本集團與本集團董事管理之信託基金之關連公司之重大關連人士交易如下：

	截至十二月三十一日止六個月	
	二零零七年	二零零六年
	港幣百萬元	港幣百萬元
大廈管理服務費用收入（註iii）	**–**	13
租務佣金收入（註iii）	**–**	6

簡明中期財務報表(未經審核)附註

二十 重大關連人士交易(續)

(c) 與關連公司交易(續)

此外，一間關連公司於截至二零零七年十二月三十一日止六個月內租用本集團旗下若干投資物業單位，每月租金按承租租戶每月銷售額的8%計算。截至二零零七年十二月三十一日止六個月來自該關連公司之租金收入為港幣4,000,000元(二零零六年：港幣2,000,000元)。於二零零七年十二月三十一日，該關連公司並無結欠應收租金(二零零七年六月三十日：港幣5,000,000元)。

註：

(i) 利息收入及支出乃按當時有關貸款結餘額參考香港銀行同業拆息利率或優惠利率計算。

(ii) 此等交易為代付成本加上若干百份比之服務費用。

(iii) 此等交易乃按一般商業條款及於正常業務範圍內進行。

(d) 與本公司董事所控制之公司及與本公司董事之交易

(i) 本公司董事李家傑先生(「李先生」)透過其所控制或擁有之公司(「控制公司」)擁有本集團之若干附屬公司及聯營公司個別之權益，而本集團則透過這些附屬公司及聯營公司持有若干在中國內地發展項目之權益。控制公司同意及已根據其於這些附屬公司及聯營公司之股權權益百分比以免息墊款方式向這些公司提供融資。

於二零零七年十二月三十一日，控制公司欠上述附屬公司款項總額為港幣69,000,000元(二零零七年六月三十日：附屬公司欠控制公司港幣398,000,000元)，及控制公司向上述聯營公司墊支款項總額為港幣80,000,000元(二零零七年六月三十日：港幣536,000,000元)。這些款項全部均無抵押及無固定償還期。

(ii) 本公司之一間全資附屬公司於二零零七年八月三日與(其中包括)李先生簽訂兩份協議。根據有關協議，本公司收購若干公司(李先生為股東之一)之權益及該等公司於二零零七年七月三十一日欠李先生之股東貸款，總代價為港幣2,082,000,000元。該項收購已於二零零七年八月三日完成。

簡明中期財務報表(未經審核)附註

二十 重大關連人士交易(續)

(e) 與本公司之若干附屬公司主要股東之交易

於二零零七年十二月十二日,本公司之一間全資附屬公司(「第一買家」)與由楊世杭先生(「楊先生」)控制之公司(「第一賣家」)簽訂協議。楊先生乃本集團若干附屬公司之主要股東(就《香港聯合交易所有限公司證券上市規則》而言)。根據該協議,第一買家向第一賣家收購其於兩間共同持有新界元朗農地之公司之全部權益及承接有關股東貸款,總現金代價為港幣332,000,000元(有待調整)。該項收購已於二零零七年十二月十二日完成。

於二零零七年十二月十二日,本公司之另一間全資附屬公司(「第二買家」)與另一間由楊先生控制之公司(「第二賣家」)簽訂協議。根據該協議,第二買家向第二賣家收購其於一間公司之全部權益(該公司的唯一資產為於一間持有新界落禾沙農地之公司之股權權益)及承接有關股東貸款,總現金代價為港幣264,000,000元(有待調整)。該項收購已於二零零七年十二月十二日完成。

二十一 比較數字

若干比較數字已重新分類,以符合本期之列報方式。

財務回顧

業績檢討

以下討論應與本公司截至二零零七年十二月三十一日止六個月未經審核簡明中期財務報表一併參閱。

營業額及溢利

	營業額		對經營溢利之貢獻	
	截至十二月三十一日止六個月		截至十二月三十一日止六個月	
	二零零七年	二零零六年	**二零零七年**	二零零六年
	港幣百萬元	港幣百萬元	**港幣百萬元**	港幣百萬元
業務分部				
一物業發展	**6,253**	2,715	**2,021**	1,155
一物業租賃	**1,291**	1,220	**854**	773
一建築工程	**114**	78	**(6)**	33
一基建項目	**129**	73	**88**	43
一酒店業務	**104**	73	**35**	29
一其他業務	**518**	366	**187**	77
	8,409	4,525	**3,179**	2,110

	截至十二月三十一日止六個月	
	二零零七年	二零零六年
	港幣百萬元	港幣百萬元
本公司股東應佔溢利		
一包括本集團應佔由本集團、其聯營公司及共同控制公司所持投資物業之公允價值變動（扣除遞延税項後）	**9,188**	3,793
一不包括本集團應佔由本集團、其聯營公司及共同控制公司所持投資物業之公允價值變動（扣除遞延税項後）	**3,758**	2,427

截至二零零七年十二月三十一日止六個月內，本集團錄得營業額增長港幣3,884,000,000元或86%至港幣8,409,000,000元（二零零六年：港幣4,525,000,000元）。增長主要是由於物業發展業務受惠於期內香港物業市場表現強勁因而帶動營業額上升。

截至二零零七年十二月三十一日止六個月內，本公司股東應佔溢利（撇除本集團應佔由本集團、其聯營公司及共同控制公司所持投資物業之公允價值變動（扣除遞延税項後））為港幣3,758,000,000元（二零零六年：港幣2,427,000,000元），較上財政年度同期增加港幣1,331,000,000元或55%。盈利增加主要由於期內來自本集團物業發展、物業租賃及基建業務之溢利貢獻均有所上升，及本集團就出售若干物業權益亦取得收益。

下文載列主要業務分部之討論。

物業發展

截至二零零七年十二月三十一日止六個月內，物業發展之收入為港幣6,253,000,000元(二零零六年：港幣2,715,000,000元)，較上財政年度同期增加港幣3,538,000,000元或130%。此乃主要來自期內推售之多個物業發展項目，包括比華利山別墅一期、翔龍灣、豫豐花園、聚賢居、匯賢居及勤達中心。因此，溢利貢獻達港幣2,021,000,000元(二零零六年：港幣1,155,000,000元)，較上財政年度同期增加港幣866,000,000元或75%。

截至二零零七年十二月三十一日止六個月內，本集團應佔來自附屬公司、聯營公司及共同控制公司與物業發展業務相關之除稅前溢利貢獻分別為港幣2,021,000,000元(二零零六年：港幣1,155,000,000元)、港幣1,210,000,000元(二零零六年：港幣894,000,000元)及港幣430,000,000元(二零零六年：港幣160,000,000元)。

物業租賃

截至二零零七年十二月三十一日止六個月內，物業租賃之收入為港幣1,291,000,000元(二零零六年：港幣1,220,000,000元)，較上財政年度同期增加港幣71,000,000元或6%。增長主要是由於期內香港投資物業新租約及延續租約之平均租金有所提升而引致。本期內來自物業租賃之溢利貢獻為港幣854,000,000元(二零零六年：港幣773,000,000元)，較上財政年度同期增加港幣81,000,000元或10%。

計及本集團應佔由附屬公司、聯營公司及共同控制公司所持有投資物業之租金收入後，本集團應佔之物業租賃總收入為港幣1,886,000,000元(二零零六年：港幣1,691,000,000元)，較上財政年度同期增加港幣195,000,000元或12%。

截至二零零七年十二月三十一日止六個月內，本集團應佔來自附屬公司、聯營公司及共同控制公司所持有投資物業之除稅前淨租金收入(不計及投資物業公允價值變動及相關遞延稅項)分別為港幣854,000,000元(二零零六年：港幣773,000,000元)、港幣162,000,000元(二零零六年：港幣136,000,000元)及港幣303,000,000元(二零零六年：港幣230,000,000元)。

建築工程

本集團主要為其所參與之物業發展項目(包括由本集團聯營公司及共同控制公司所從事之物業發展項目)承造建築工程。截至二零零七年十二月三十一日止六個月內，建築工程之營業額增加46%至港幣114,000,000元(二零零六年：港幣78,000,000元)，主要反映期內為一項主要物業發展項目所承造之建築工程較上財政年度同期為多。期內建築工程業務錄得經營虧損港幣6,000,000元(二零零六年：經營溢利貢獻為港幣33,000,000元，主要因為就二零零六年十二月三十一日止六個月之前期間所產生之直接成本，對超額撥備作出回撥)。

基建項目

截至二零零七年十二月三十一日止六個月內，中國內地之基建項目錄得營業額港幣129,000,000元(二零零六年：港幣73,000,000元)，較上財政年度同期增加港幣56,000,000元或77%，主要是因為杭州之收費橋樑項目之交通流量自二零零六年十月一項大型維修及保養工程完成後有所上升。此業務分部於期內之溢利貢獻增加港幣45,000,000元或105%至港幣88,000,000元(二零零六年：港幣43,000,000元)。

酒店業務

隨著觀塘麗東酒店於二零零七年七月開始投入營運，酒店業務於截至二零零七年十二月三十一日止六個月內之營業額及溢利貢獻分別上升至港幣104,000,000元(二零零六年：港幣73,000,000元)及港幣35,000,000元(二零零六年：港幣29,000,000元)。

其他業務

其他業務主要包括提供財務借貸、百貨公司營運、投資控股、項目管理、物業管理、代理人服務、清潔及保安服務。該等業務於截至二零零七年十二月三十一日止六個月內共錄得營業額港幣518,000,000元(二零零六年：港幣366,000,000元)，較上財政年度同期增加港幣152,000,000元或42%。期內營業額增長主要來自百貨公司營運、項目管理服務及出售本集團一項待發展之物業所得款項。因此，其他業務之溢利貢獻於本期增加港幣110,000,000元或143%至港幣187,000,000元(二零零六年：港幣77,000,000元)。

聯營公司

本集團期內應佔聯營公司之除税後溢利減虧損為港幣1,934,000,000元(二零零六年：港幣1,620,000,000元)，較上財政年度同期增加港幣314,000,000元或19%。撇除期內本集團應佔聯營公司所持投資物業之公允價值變動(扣除遞延税項後)，本集團期內應佔聯營公司之基本除税後溢利減虧損為港幣1,460,000,000元(二零零六年：港幣1,353,000,000元)，較上財政年度同期增加港幣107,000,000元或8%。

就本集團三間上市聯營公司(即香港中華煤氣有限公司(「香港中華煤氣」)、美麗華酒店企業有限公司(「美麗華」)及香港小輪(集團)有限公司(「香港小輪」)而言，本集團期內合共應佔上述三間上市聯營公司除税後溢利為港幣1,638,000,000元(二零零六年：港幣1,462,000,000元)，較上財政年度同期增加港幣176,000,000元或12%。撇除期內本集團應佔上述三間上市聯營公司所持投資物業之公允價值變動(扣除遞延税項)後，本集團應佔此三間上市聯營公司之基本除税後溢利為港幣1,257,000,000元(二零零六年：港幣1,242,000,000元)，較上財政年度同期增加港幣15,000,000元或1%。截至二零零七年十二月三十一日止六個月內，本集團錄得(i)來自香港小輪之應佔溢利增加港幣63,000,000元，原因為其財務收入及投資收入之溢利貢獻增加所致；及(ii)來自美麗華之應佔溢利增加港幣13,000,000元，原因為受其物業租賃業務溢利貢獻提高，惟合計之效益被期內來自香港中華煤氣應佔溢利較上年度同期減少港幣61,000,000元(由於期內金融資產所產生之實現及未實現之淨溢利減少以及利息收入減少所致)所局部抵銷。

共同控制公司

本集團應佔共同控制公司(主要從事物業發展及物業投資活動)之除税後溢利減虧損為港幣2,198,000,000元(二零零六年：港幣1,332,000,000元)，較上財政年度同期增加港幣866,000,000元或65%。撇除期內本集團應佔共同控制公司所持投資物業之公允價值變動(扣除遞延税項)後，本集團期內應佔共同控制公司之基本除税後溢利減虧損為港幣581,000,000元(二零零六年：港幣453,000,000元)，較上財政年度同期增加港幣128,000,000元或28%。該增長主要是由於本集團應佔銷售嘉亨灣項目所產生之溢利所致。

融資成本

截至二零零七年十二月三十一日止六個月內，確認為支出之融資成本為港幣269,000,000元(二零零六年：港幣295,000,000元)。期內利息資本化前之融資成本為港幣574,000,000元(二零零六年：港幣551,000,000元)。於本期內，本集團之實際借貸年利率約為4.73%至5.67%之間(二零零六年：年利率4.33%至4.57%之間)。

重估投資物業

截至二零零七年十二月三十一日止六個月，本集團於綜合損益計算表內確認之投資物業重估盈餘(扣除遞延税項及少數股東權益前)為港幣4,153,000,000元(二零零六年：港幣752,000,000元)。

發行新股份

誠如於以下「重大收購及出售」一節所載，就本集團向恒基兆業發展有限公司(「恒基發展」)收購其所持有香港中華煤氣之權益，本公司於二零零七年十二月十七日以每股普通股港幣67.50元發行204,162,390股新普通股股份。恒基發展為本公司一間附屬公司，其股份於香港聯合交易所有限公司上市。

財務資源及資金流動性

外部借貸

於二零零七年七月二十五日，本集團發行貸款票據（「票據」），其於二零零七年十二月三十一日之總額為港幣3,313,000,000元。該等票據包括五批總額為325,000,000美元（於二零零七年十二月三十一日相等於港幣2,534,000,000元）及一批總額為50,000,000英鎊（於二零零七年十二月三十一日相等於港幣779,000,000元），分批按固定利率計息（除卻其中一批額度10,000,000美元是按浮動利率計息外），而到期期限則介乎七年至十五年之間。發行該等票據使本集團於二零零七年十二月三十一日之債務組合償還期得以延長。

債務償還期及利息償付比率

於二零零七年十二月三十一日，本集團之銀行及其他借貸總額約為港幣29,378,000,000元（二零零七年六月三十日：港幣18,270,000,000元），當中大部份並無抵押。本集團銀行及其他借貸之償還期、現金及銀行結餘及借貸比率如下：

	於二零零七年十二月三十一日 港幣百萬元	於二零零七年六月三十日 港幣百萬元
銀行及其他借貸償還期：		
－一年內	**2,956**	3,007
－一年後及兩年內	**5,681**	1,325
－兩年後及五年內	**17,428**	13,938
－五年後	**3,313**	-
銀行及其他借貸總額	**29,378**	18,270
減：現金及銀行結餘	**(12,098)**	(9,520)
銀行及其他借貸淨額	**17,280**	8,750
股東權益	**114,872**	92,219
借貸比率(%)	**15.0%**	9.5%

借貸比率根據本集團於結算日之銀行及其他借貸淨額及股東權益計算。本集團借貸比率由二零零七年六月三十日之9.5%上升至於二零零七年十二月三十一日之15.0%，此乃主要集合期內本集團借貸淨額增加、本公司發行新股份令股本基礎擴大，以及期內本集團股東應佔溢利多項因素所致。

本集團利息償付比率計算如下：

	截至十二月三十一日止六個月	
	二零零七年 港幣百萬元	二零零六年 港幣百萬元
經營溢利（計入投資物業之公允價值變動前）加上本集團應佔聯營公司及共同控制公司之基本溢利減虧損（除稅前）	**5,423**	3,909
利息支出（利息資本化前）	**552**	534
利息償付比率（倍）	**10**	7

於本期內，本集團展示其強大之償還利息能力。

本集團現有充裕之銀行信貸額度及經常性營運收入，令本集團具備充裕之財務資源以應付日常營運及未來擴展之資金需求。

庫務及財務管理

本集團面對利率及匯率風險。為有效率地管理該等風險，本集團之融資及庫務事宜乃從公司之層面集中協調。本集團一貫政策為所有衍生金融工具交易僅為風險管理而進行，本集團並無持有任何衍生金融工具作投機用途。

本集團主要在香港經營業務，其相關現金流、資產及負債主要以港元計值。本集團之主要匯率風險來自以人民幣計值並位於中國內地之物業發展及投資業務，以及以美元及英鎊計值之票據。

就本集團於中國內地之營運而言，除注資及在某些情況下為項目提供沒有對沖安排之人民幣貸款外，本集團致力於透過維持適當水平之人民幣外部借貸以達致自然對沖。就票據而言，於本期內本集團與若干銀行交易對手訂立掉期合約，掉期合約之目的是讓本集團就每批票據之全部金額，對沖由發行日至到期日之間所產生之利率風險及匯率風險。因此，本集團預期票據概無任何重大利率及匯率風險。

重大收購及出售

根據二零零七年十月二日由本公司及恒基發展所訂協議(經二零零七年十一月七日之補充協議所補充)，本公司以代價港幣50,264,000,000元收購恒基發展於香港中華煤氣之全部權益(「香港中華煤氣權益」)。收購交易於二零零七年十二月十七日完成(「交易完成日」)。本公司應付恒基發展之代價包括：(i)向恒基發展發行股份權益票據，授予持有人權利可要求本公司發行636,891,425股新普通股股份(並按本公司股份於交易完成日之收市價發行)(包括有權享有本公司截至二零零七年六月三十日止年度末期股息)；及(ii)現金港幣6,828,000,000元。於本期內，本集團因收購香港中華煤氣權益而錄得商譽港幣10,727,000,000元，此商譽已計入本集團應佔聯營公司權益中。

除上述披露者外，本集團概無於本期內在核心業務以外進行任何重大收購或出售資產或附屬公司。

資產抵押

於二零零七年六月三十日及二零零七年十二月三十一日，除銀行授予本公司一間從事中國內地基建項目之附屬公司之若干項目融資貸款額度乃以本集團收費高速公路之經營權作抵押外，本集團概無抵押資產予任何第三方。於二零零七年十二月三十一日，本集團有抵押銀行借貸之未償還餘額為港幣6,000,000元(二零零七年六月三十日：港幣29,000,000元)。

資本承擔

於二零零七年十二月三十一日，本集團之資本承擔為港幣9,557,000,000元(二零零七年六月三十日：港幣7,652,000,000元)。

或然負債

於二零零七年十二月三十一日，本集團之或然負債為港幣274,000,000元(二零零七年六月三十日：港幣58,000,000元)。

僱員及薪酬政策

於二零零七年十二月三十一日，本集團約有7,200名(二零零七年六月三十日：7,200名)全職僱員。僱員之薪酬與市場及同業水平相若。年終花紅視乎員工之個別表現酌情發放。其他僱員福利包括醫療保險、退休計劃、培訓課程及教育津貼。

截至二零零七年十二月三十一日止六個月內，員工成本總額為港幣666,000,000元(二零零六年：港幣531,000,000元)。

其他資料

循環貸款協議載有關於控股股東須履行的條件

誠如本公司於二零零四年九月十七日公佈所披露，本公司一間全資附屬公司持續作為借款人，於二零零四年向一組銀行取得一項港幣一百億元五年及七年期各半之循環信貸額(「第一筆貸款」)，而第一筆貸款由本公司作出擔保。

本公司已於二零零六年七月二十六日公佈披露，本公司一間全資附屬公司作為借款人，向一組銀行取得一項港幣一百三十三億五千萬元五年期之循環信貸額(「第二筆貸款」)，而第二筆貸款由本公司作出擔保。

就第一筆貸款及第二筆貸款而言，若本公司不再由李兆基博士及／或其家族成員及／或彼等當中任何一方控制之公司，或李兆基博士及／或其家族成員及／或彼等當中任何一方之公司身為受益人之任何信託最終控制，則視為失責事件。若發生任何失責事件，則第一筆貸款及第二筆貸款各自可能即時到期及須於收到通知時償還。

中期業績之審閱

截至二零零七年十二月三十一日止六個月之未經審核中期業績已由本公司之核數師畢馬威會計師事務所按照香港會計師公會頒佈之《香港審閱工作準則》第2410號-「獨立核數師對中期財務信息的審閱」進行審閱，而其審閱報告載列於第五十八頁。

購買、出售或贖回本公司之上市證券

除根據股份權益票據所發行之股份外，本公司或任何本公司之附屬公司於期內概無購買、出售或贖回本公司之上市證券。

審核委員會

審核委員會於本年三月舉行會議，審閱內部監控系統及截至二零零七年十二月三十一日止六個月之中期業績報告。

企業管治常規守則

截至二零零七年十二月三十一日止六個月內，除本公司並無根據企業管治常規守則第A.2.1條就本公司主席及行政總裁之角色作出區分外，本公司已遵守香港聯合交易所有限公司證券上市規則(「上市規則」)附錄14所載之企業管治常規守則。本公司認為李兆基博士具有豐富之地產經驗，最宜繼續出任本公司主席及董事總經理之職位，此乃符合本公司之最佳利益。

董事進行證券交易之守則

本公司已採納上市規則標準守則為本公司董事進行證券交易之守則（「該守則」）。本公司在提出具體徵詢之後，確認所有董事均已完全遵守該守則列示所要求的標準。

承董事局命
公司秘書
廖祥源 謹啟

香港，二零零八年三月二十七日

於本報告日期，本公司董事局成員包括：(1)執行董事：李兆基（主席）、李家傑、林高演、李家誠、葉盈枝、歐肇基、孫國林、李鏡禹、馮李煥琼、劉壬泉、李寧及郭炳濠；(2)非執行董事：胡寶星、梁希文、李王佩玲、李達民及胡家驃（胡寶星之替代董事）；以及(3)獨立非執行董事：鄺志強、高秉強及胡經昌。

披露權益資料

董事於股份之權益

於二零零七年十二月三十一日，根據證券及期貨條例第352條須予設置之名冊所載，或根據上市公司董事進行證券交易的標準守則向本公司及香港聯合交易所有限公司作出之申報，公司各董事於本公司及聯繫公司(定義見證券及期貨條例第XV部)的股份、相關股份及債券中擁有的權益及淡倉如下：

普通股(除文義另有所指外)

好倉

公司名稱	董事姓名	附註	個人權益	家族權益	公司權益	其他權益	總數	百份比權益
恒基兆業地產有限公司	李兆基	1	7,269,006		1,124,111,866		1,131,380,872	52.70
	李家傑	1				1,124,111,866	1,124,111,866	52.36
	李家誠	1				1,124,111,866	1,124,111,866	52.36
	李　寧	1		1,124,111,866			1,124,111,866	52.36
	李達民	2	111,393				111,393	0.01
	李王佩玲	3	30,000				30,000	0.00
	李鏡禹	4	252,263		19,800		272,063	0.01
	馮李煥琼	5	1,000,000				1,000,000	0.05
	胡家驃	6		2,000			2,000	0.00
恒基兆業發展有限公司	李兆基	7	34,779,936		2,076,089,007		2,110,868,943	69.27
	李家傑	7				2,076,089,007	2,076,089,007	68.13
	李家誠	7				2,076,089,007	2,076,089,007	68.13
	李　寧	7		2,076,089,007			2,076,089,007	68.13
	李達民	8	6,666				6,666	0.00
	李鏡禹	9	1,001,739				1,001,739	0.03
香港中華煤氣有限公司	李兆基	10	3,548,791		2,459,824,950		2,463,373,741	40.65
	李家傑	10				2,459,824,950	2,459,824,950	40.59
	李家誠	10				2,459,824,950	2,459,824,950	40.59
	李　寧	10		2,459,824,950			2,459,824,950	40.59
	歐肇基	11		55,000			55,000	0.00

普通股(除文義另有所指外)(續)

好倉

公司名稱	董事姓名	附註	個人權益	家族權益	公司權益	其他權益	總數	百份比權益
香港小輪(集團)有限公司	李兆基	12	7,799,220		111,732,090		119,531,310	33.55
	李家傑	12				111,732,090	111,732,090	31.36
	李家誠	12				111,732,090	111,732,090	31.36
	李　寧	12		111,732,090			111,732,090	31.36
	林高演	13	150,000				150,000	0.04
	馮李煥琼	14	465,100				465,100	0.13
	梁希文	15	2,250				2,250	0.00
美麗華酒店企業有限公司	李兆基	16			255,188,250		255,188,250	44.21
	李家傑	16				255,188,250	255,188,250	44.21
	李家誠	16				255,188,250	255,188,250	44.21
	李　寧	16		255,188,250			255,188,250	44.21
	胡寶星	17	2,705,000		2,455,000		5,160,000	0.89
港華燃氣有限公司	李兆基	18			887,672,901		887,672,901	45.37
	李家傑	18				887,672,901	887,672,901	45.37
	李家誠	18				887,672,901	887,672,901	45.37
	李　寧	18		887,672,901			887,672,901	45.37

普通股(除文義另有所指外)(續)

好倉

公司名稱	董事姓名	附註	個人權益	家族權益	公司權益	其他權益	總數	百份比權益
恒基兆業有限公司	李兆基	19			8,190 (普通股A股)		8,190 (普通股A股)	100.00
	李兆基	20			3,510 (無投票權B股)		3,510 (無投票權B股)	100.00
	李兆基	21	35,000,000 (無投票權遞延股份)		15,000,000 (無投票權遞延股份)		50,000,000 (無投票權遞延股份)	100.00
	李家傑	19				8,190 (普通股A股)	8,190 (普通股A股)	100.00
	李家傑	20				3,510 (無投票權B股)	3,510 (無投票權B股)	100.00
	李家傑	21				15,000,000 (無投票權遞延股份)	15,000,000 (無投票權遞延股份)	30.00
	李家誠	19				8,190 (普通股A股)	8,190 (普通股A股)	100.00
	李家誠	20				3,510 (無投票權B股)	3,510 (無投票權B股)	100.00
	李家誠	21				15,000,000 (無投票權遞延股份)	15,000,000 (無投票權遞延股份)	30.00
	李 寧	19		8,190 (普通股A股)			8,190 (普通股A股)	100.00
	李 寧	20		3,510 (無投票權B股)			3,510 (無投票權B股)	100.00
	李 寧	21		15,000,000 (無投票權遞延股份)			15,000,000 (無投票權遞延股份)	30.00

普通股(除文義另有所指外)(續)

好倉

公司名稱	董事姓名	附註	個人權益	家族權益	公司權益	其他權益	總數	百份比權益
Best Homes Limited	李兆基	22			26,000		26,000	100.00
	李家傑	22				26,000	26,000	100.00
	李家誠	22				26,000	26,000	100.00
	李　寧	22		26,000			26,000	100.00
精威置業有限公司	梁希文	23			5,000		5,000	4.49
	胡寶星	24			3,250		3,250	2.92
威永投資有限公司	李家傑	25			5,000	5,000	10,000	100.00
端輝投資有限公司	馮李煥琼	26	2,000				2,000	20.00
盈基發展有限公司	馮李煥琼	27	50				50	5.00
興輝置業有限公司	李家傑	28			4,000	6,000	10,000	100.00
喜田地產有限公司	李兆基	29			100		100	100.00
	李家傑	29				100	100	100.00
	李家誠	29				100	100	100.00
	李　寧	29		100			100	100.00
Pettystar Investment Limited	李兆基	30			3,240		3,240	80.00
	李家傑	30				3,240	3,240	80.00
	李家誠	30				3,240	3,240	80.00
	李　寧	30		3,240			3,240	80.00

除上述披露外，本公司之董事或行政總裁或其聯繫人並無於本公司或其聯繫公司(定義見證券及期貨條例)的股份、相關股份及債券中擁有權益或淡倉。

購買股份或債券之安排

本公司或本公司之任何控股公司、附屬公司或同系附屬公司於二零零七年十二月三十一日止六個月內並無參與任何其他安排，使本公司董事可藉收購本公司或任何其他公司組織之股份或債券而得益。

主要股東及其他人士權益

於二零零七年十二月三十一日，根據證券及期貨條例第336條須予設置之名冊所載，除本公司董事外之其他人士於本公司股份及相關股份擁有的權益或淡倉如下：

好倉

	股份權益總數	百份比權益
主要股東：		
Rimmer (Cayman) Limited (附註1)	1,124,111,866	52.36
Riddick (Cayman) Limited (附註1)	1,124,111,866	52.36
Hopkins (Cayman) Limited (附註1)	1,124,111,866	52.36
恒基兆業有限公司 (附註1)	1,122,745,800	52.30
Yamina Investment Limited (附註1)	538,437,300	25.08
Believegood Limited (附註1)	222,045,300	10.34
South Base Limited (附註1)	222,045,300	10.34
主要股東以外之人士：		
Cameron Enterprise Inc. (附註1)	145,090,000	6.76
Third Avenue Management LLC (代多個投資組合持有)	140,224,813	6.53
Third Avenue Management LLC (代Third Avenue Value Fund持有) (附註3)	103,328,000	5.32

附註：

1. 該等股份中，李兆基博士實益擁有7,269,006股，而其餘之1,124,111,866股股份中，(i) 570,743,800股由恒基兆業有限公司(「恒兆」)擁有；(ii) 7,962,100股由恒兆之全資附屬先樂置業有限公司擁有；(iii) 145,090,000股由Cameron Enterprise Inc. 擁有；222,045,300股由South Base Limited全資擁有之Believegood Limited擁有；61,302,000股由Jayasia Investments Limited全資擁有之Prosglass Investment Limited擁有；55,000,000股由Mei Yu Ltd.全資擁有之Fancy Eye Limited擁有；55,000,000股由World Crest Ltd.全資擁有之Spreadral Limited擁有；Cameron Enterprise Inc.、South Base Limited、Jayasia Investments Limited、Mei Yu Ltd.及World Crest Ltd.為Yamina Investment Limited之全資附屬公司，而Yamina Investment Limited為恒兆全資擁有；(iv) 5,602,600股由香港中華煤氣有限公司(「煤氣」)之全資附屬Superfun Enterprises Limited擁有，恒基兆業地產有限公司(「恒地」)持有煤氣39.06%，而恒兆則持有恒地52.30%；及 (v) 1,366,066股由富生有限公司(「富生」)擁有。Hopkins (Cayman) Limited (「Hopkins」)作為一單位信託(「單位信託」)之受託人，擁有恒兆及富生之全部已發行普通股股份。Rimmer (Cayman) Limited (「Rimmer」)及Riddick (Cayman) Limited (「Riddick」)分別作為全權信託之受託人，持有單位信託之單位。李兆基博士擁有Hopkins、Rimmer及Riddick之全部已發行股份，根據證券及期貨條例，被視為擁有該等股份的權益。李家傑先生及李家誠先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人，根據證券及期貨條例，被視為擁有該等股份的權益。李寧先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有該等股份的權益。

2. 該等股份由李達民先生實益擁有。

3. 該等股份由李王佩玲女士實益擁有。

4. 該等股份中，李鏡禹先生實益擁有252,263股，而其餘之19,800股由李鏡禹先生及其妻子各擁有50%之銀禧建業有限公司擁有。

5. 該等股份由馮李煥琼女士實益擁有。

6. 該等股份由胡家驃先生之妻子擁有。

7. 該等股份中，李兆基博士實益擁有34,779,936股，而其餘之2,076,089,007股股份中，(i)恒地全資擁有之Kingslee S.A.之全資附屬賓勝置業有限公司、敏勝置業有限公司、暉威置業有限公司、Gainwise Investment Limited及登銘置業有限公司分別擁有802,854,200股、602,398,418股、363,328,900股、217,250,000股及84,642,341股；及(ii)5,615,148股由富生擁有。根據證券及期貨條例，李兆基博士被視為擁有恒地及富生(列載於附註1)及恒發的股份權益。李家傑先生及李家誠先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人，根據證券及期貨條例，被視為擁有該等股份的權益。李寧先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有該等股份的權益。

8. 該等股份由李達民先生實益擁有。

9. 該等股份由李鏡禹先生實益擁有。

10. 該等股份中，李兆基博士實益擁有3,548,791股，而其餘之2,459,824,950股股份中，(i)Timpani Investments Limited之全資附屬迪斯利置業有限公司及Medley Investment Limited分別擁有1,274,927,055股及532,647,502股；Chelco Investment Limited之全資附屬Macrostar Investment Limited擁有559,359,540股；Timpani Investments Limited及Chelco Investment Limited為Faxson Investment Limited之全資附屬公司，而Faxson Investment Limited為恒地全資擁有；(ii)4,363,119股由恒兆全資擁有之Yamina Investment Limited之全資附屬Boldwin Enterprises Limited擁有；及(iii)88,527,734股由富生擁有。根據證券及期貨條例，李兆基博士被視為擁有恒地、恒兆及富生(列載於附註1)及煤氣的股份權益。李家傑先生及李家誠先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人，根據證券及期貨條例，被視為擁有該等股份的權益。李寧先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有該等股份的權益。

11. 該等股份由歐肇基先生之妻子擁有。

12. 該等股份中，李兆基博士實益擁有7,799,220股，而其餘之111,732,090股股份中，(i)恒地全資擁有之Pataca Enterprises Limited之全資附屬Graf Investment Limited、Mount Sherpa Limited及Paillard Investment Limited各擁有23,400,000股；及(ii)41,532,090股由Max-mercan Investment Limited之全資附屬Wiselin Investment Limited擁有；Max-mercan Investment Limited為Camay Investment Limited之全資附屬，而恒地則持有Camay Investment Limited 100%。根據證券及期貨條例，李兆基博士被視為擁有恒地(列載於附註1)及香港小輪(集團)有限公司的股份權益。李家傑先生及李家誠先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人，根據證券及期貨條例，被視為擁有該等股份的權益。李寧先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有該等股份的權益。

13. 該等股份由林高演先生實益擁有。

14. 該等股份由馮李煥琼女士實益擁有。

15. 該等股份由梁希文先生實益擁有。

16. 該等股份中，恒地全資擁有之Aynbury Investments Limited之全資附屬Higgins Holdings Limited、Multiglade Holdings Limited及Threadwell Limited分別擁有100,612,750股、79,121,500股及75,454,000股。根據證券及期貨條例，李兆基博士被視為擁有恒地(列載於附註1)及美麗華酒店企業有限公司的股份權益。李家傑先生及李家誠先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人，根據證券及期貨條例，被視為擁有該等股份的權益。李寧先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有該等股份的權益。

17. 該等股份中，胡寶星爵士實益擁有2,705,000股，而其餘之2,455,000股由其擁有50%之芳芬有限公司擁有。

18. 該等股份由煤氣之全資附屬Hong Kong & China Gas (China) Limited 及 Planwise Properties Limited擁有。根據證券及期貨條例，李兆基博士被視為擁有煤氣(列載於附註10)及港華燃氣有限公司的股份權益。李家傑先生及李家誠先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人，根據證券及期貨條例，被視為擁有該等股份的權益。李寧先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有該等股份的權益。

19. Hopkins作為單位信託之受託人持有該等股份。

20. Hopkins作為單位信託之受託人持有該等股份。

21. 該等股份中，李兆基博士實益擁有35,000,000股，而富生擁有其餘之15,000,000股。

22. 該等股份中，(i) 10,400股由恒地擁有；(ii) 2,600股由恒兆擁有；及 (iii) 13,000股由Manifest Investments Limited擁有，Wealth Sand Limited持有Manifest Investments Limited 50%，而Firban Limited持有Wealth Sand Limited 70%。Jetwin International Limited之全資附屬Perfect Bright Properties Inc. 及Furnline Limited各擁有Firban Limited 50%。Triton (Cayman) Limited作為一單位信託之受託人，擁有Jetwin International Limited之全部已發行股份。Triumph (Cayman) Limited及Victory (Cayman) Limited分別為全權信託之受託人，持有該單位信託之單位。李兆基博士擁有Triton (Cayman) Limited、Triumph (Cayman) Limited及Victory (Cayman) Limited之全部已發行股份，根據證券及期貨條例，被視為擁有該等股份。李家傑先生及李家誠先生為於該單位信託持有單位之全權信託的可能受益人，根據證券及期貨條例，被視為擁有該等股份的權益。李寧先生為於該單位信託持有單位之全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有該等股份的權益。

23. 該等股份由梁希文先生全資擁有之Gilbert Investment Inc. 擁有。

24. 該等股份由胡寶星爵士及其妻子各擁有50% 之 Fong Fun Investment Inc. 之全資附屬Coningham Investment Inc. 擁有。

25. 該等股份中，(i) 5,000股由李家傑先生全資擁有之Applecross Limited擁有；及 (ii) 5,000股由恒地間接全資擁有公司恒基中國集團有限公司(「恒中」)全資擁有之Andcoe Limited之全資附屬恒基(中國)投資有限公司擁有。

26. 該等股份由馮李煥琼女士實益擁有。

27. 該等股份由馮李煥琼女士實益擁有。

28. 該等股份中，(i) 4,000股由李家傑先生全資擁有之Applecross Limited擁有；及 (ii) 6,000股由恒中全資擁有之Andcoe Limited之全資附屬恒基(中國)投資有限公司擁有。

29. 該等股份中，(i) 80股由恒地之全資附屬達榮發展有限公司擁有；(ii) 10股由恒兆之全資附屬恒基財務有限公司擁有；及(iii) Jetwin International Limited之全資附屬Perfect Bright Properties Inc. 及Furnline Limited各擁有5股。

30. 該等股份中，(i) 3,038股由恒地擁有；及 (ii) 202股由Jetwin International Limited全資擁有之Perfect Bright Properties Inc. 及Furnline Limited各持50% 之福佳投資有限公司擁有。

31. 該等股份乃Third Avenue Management LLC代多個投資組合所持有之140,224,813股股份中之一部份。



審閱報告
致恒基兆業地產有限公司董事會

引言

我們已審閱列載於第十八至四十二頁恒基兆業地產有限公司的簡明中期財務報表，此簡明中期財務報表包括於二零零七年十二月三十一日的綜合資產負債表與截至該日止六個月期間的綜合損益計算表、綜合權益變動表和簡明綜合現金流量表以及附註解釋。根據《香港聯合交易所有限公司證券上市規則》(「上市規則」)，上市公司必須符合上市規則中的相關規定和香港會計師公會頒佈的《香港會計準則》第34號「中期財務報告」的規定編制中期財務報表。董事須負責根據《香港會計準則》第34號編製及列報中期財務報表。

我們的責任是根據我們的審閱對簡明中期財務報表作出結論，並按照我們雙方所協定的應聘條款，僅向全體董事會報告。除此以外，我們的報告書不可用作其他用途。我們概不就本報告書的內容，對任何其他人士負責或承擔法律責任。

審閱範圍

我們已根據香港會計師公會頒佈的《香港審閱工作準則》第2410號「獨立核數師對中期財務信息的審閱」進行審閱。中期財務報表審閱工作包括主要向負責財務和會計事項的人員作出詢問，並實施分析和其他審閱程序。由於審閱的範圍遠較按照香港審計準則進行審核的範圍為小，所以不能保證我們會注意到在審核中可能會被發現的所有重大事項。因此我們不會發表任何審核意見。

總結

根據我們的審閱工作，我們並沒有注意到任何事項，使我們相信於二零零七年十二月三十一日的簡明中期財務報表在所有重大方面沒有按照《香港會計準則》第34號「中期財務報告」的規定編製。

畢馬威會計師事務所
執業會計師

香港中環
遮打道10號
太子大廈8樓

二零零八年三月二十七日



This Interim Report is printed on environmentally friendly paper
本中期報告以環保紙張印刷

END



恒基兆業地產有限公司
HENDERSON LAND DEVELOPMENT COMPANY LIMITED